August 11, 2022

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, NE, Washington, D.C. 20549

Re:	Datasea Inc.
Form 10-K for fiscal year ended June 30, 2021
Filed September 28, 2021
File No. 001-38767

Dear Ms. Collins:

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated August 1, 2022 (the “Comment Letter”) to Datasea Inc. (the “Company” or “Datasea”) with respect to the Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2021 (the “2021 Annual Report”).

This letter provides the Company’s responses to the Staff’s comments contained in the Comment Letter. The text of the Staff’s comments is set forth below, followed by the responses of the Company.

In addition, we hereby submit our proposed amended disclosure, as Exhibit A, in the response letter in lieu of filing of an amended 2021 Annual Report. Once the proposed amended disclosure is cleared of the Staff’s comments, we will incorporate such disclosure into our annual report for the fiscal year ended June 30, 2022 (the “2022 Annual Report”) and the registration statement on Form S-1 (File No. 333-259177) prior to when Staff declares such registration statement effective.

Table of Contents, page i

1.	We note your revised proposed disclosure in response to prior comment 3. Please revise your references to “our PRC operating affiliate”, “our consolidated VIE”, “our affiliated companies”, and “our Variable Interest Entities” that you continue to include in various instances throughout your proposed disclosures and instead use references such as “the” PRC operating affiliate, “the” Variable Interest Entities, etc.

Response: We have revised our proposed disclosure to remove all references to “our PRC operating affiliate”, “our consolidated VIE”, “our affiliated companies”, and “our Variable Interest Entities” throughout the proposed amended disclosure.

Item 1. Description of Business, page 1

2.	We note your response and revised proposed disclosures to prior comment 5. Please further explain why the cost of revenue related to the VIE and WOFE are reflected in different columns in fiscal 2020 and 2021. In your response, address the following:

●	Explain what the “Cost of Revenue - VIE sold inventory that was purchased from WOFE” in the VIE column for fiscal 2021 represents and clarify whether the VIE sold the inventory it purchased from the WOFE to a third party.

Response: “Cost of Revenue - VIE sold inventory that was purchased from WOFE” in the VIE column for fiscal 2021 represents the cost of sales of the VIE. The VIE purchased inventory from WOFE and sold it to third party customers. We have revised the Condensed Consolidating Statements of Operations Information for the years ending June 30, 2021 and 2020 to better reflect the transactions

●	Explain why there is “Cost of Revenue - third parties” in the WOFE column for fiscal 2020 when there is no associated “Revenue - sales to third parties” in the WOFE column.

Response: “Cost of Revenue – third parties” in the WOFE column should belong to the VIE, Guozhong Time. WOFE purchased inventory from third party then sold to Guozhong Time. Guozhong Time then sold it to third parties. We revised Condensed Consolidating Statements of Operations Information for the year ended June 30, 2020 to move the “Cost of Revenue – third parties” of $58,727 from the WOFE column to the VIE column.

●	Explain what the “Cost of Revenue - WOFE sold inventory that was purchased from VIE” in fiscal 2020 represents. If this is the cost associated with the inventory that the WOFE sold to the VIE, revise the line item title to make this clear.

Response: “Cost of Revenue - WOFE sold inventory that was purchased from VIE” in fiscal 2020 represents the cost of sales of WOFE. WOFE purchased inventory from the VIE, and sold them to third party customers. We have revised the Condensed Consolidating Statements of Operations Information for the years ending June 30, 2021 and 2020 to better reflect the transactions.

3.	We note your revised proposed disclosures in response to prior comment 7. Please revise to disclose the purpose of the RMB7,335,000 and RMB-1,640,500 intercompany transfers from the WFOE to the VIE. Clarify why there is a negative transfer from the WFOE to the VIE and to the extent this represents a transfer from the VIE to the WFOE, revise the “transfer from” and “transfer to” columns accordingly.

Response: The purpose of the cash transfer from the WFOE to the VIE in the amount of RMB7,335,000 is to support the development of business for the VIE and its subsidiaries. The cash transfer from VIE to WFOE with amount of RMB1,640,500 is a normal inter-company transfer so that WFOE can access cash to develop its own business operations. We revised the “negative transfer” as a “positive transfer” by revising the “transfer from” and “transfer to” columns on page A-13.

VIE Agreements, page 23

4.	We note your proposed disclosure in response to prior comment 10. Please confirm your intent to include similar revisions in the Note 2 to your consolidated financial statements.

Response:

We intend to include the proposed disclosure in regards to the Operation and Intellectual Property Service Agreement in Note 2 to our consolidated financial statements. The proposed disclosure is as follows: “The Operation and Intellectual Property Service Agreement allows the WFOE to manage and operate Shuhai Beijing and collect an operating fee equal to Shuhai Beijing’s pre-tax income, per month. If Shuhai Beijing suffers a loss and as a result does not have pre-tax income, such loss shall be carried forward to the following month to offset the operating fee to be paid to WFOE if there is pre-tax income of Shuhai Beijing the following month. Furthermore, if Shuhai Beijing cannot pay off its debts, WFOE shall pay off the debt on Shuhai Beijing’s behalf. If Shuahi Beijing’s net assets fall lower than its registered capital balance, WFOE shall provide capital for Shuhai Beijing to make up for the deficit.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 47

5.	Please confirm that you intend to include the information provided in your response to prior comment 14 in your next filing. Also, when disclosing activities of an entity, such as Hangzhou Zhangxun and Guozhong Times, ensure that it is clear these entities are subsidiaries of the VIE.

Response: We confirm that we will include the information provided in our response to prior comment 14 in our next filing of 10-K 2022 and when disclosing activities of an entity, we will ensure to distinguish subsidiaries of the VIE from the subsidiaries of Datasea, Inc.

2

If you need any additional information or have any follow up questions, please feel free to contact Huan Lou of Sichenzia Ross Ference LLP at (212) 930-9700.

Sincerely,

By:	/s/ Zhixin Liu
Name:	Zhixin Liu
Title:	Chief Executive Officer

3

Exhibit A

The content contained in Exhibit A hereunder is the proposed amended disclosure for the portion of the 2021 Annual Report from Cautionary Note Regarding Forward-Looking Statements to the end of Item 1 Business. This part, after its clearance of comments from the Staff, will serve as a base to prepare the Company’s 2022 Annual Report and an amendment to the Company’s registration statement on Form S-1 (File No. 333-259177) before it is declared effective by the Staff.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws, including, but not limited to, any projections of earnings, revenue or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new services or developments; any statements regarding future economic conditions of performance; and statements of belief; and any statements of assumptions underlying any of the foregoing. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

In some cases, you can identify forward looking statements by terms such as “may,” “intend,” “might,” “will,” “should,” “could,” “would,” “expect,” “believe,” “anticipate,” “estimate,” “predict,” “potential,” or the negative of these terms. These terms and similar expressions are intended to identify forward-looking statements. The forward-looking statements in this report are based upon management’s current expectations and belief, which management believes are reasonable. However, we cannot assess the impact of each factor on our business or the extent to which any factor or combination of factors, or factors we are aware of, may cause actual results to differ materially from those contained in any forward-looking statements. You are cautioned not to place undue reliance on any forward-looking statements.  These statements represent our estimates and assumptions only as of the date of this report. Except to the extent required by federal securities laws, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Recently, the Chinese government announced that it would step up supervision of Chinese firms listed offshore. Under the new measures, China will improve regulation of cross-border data flows and security, crack down on illegal activity in the securities market and punish fraudulent securities issuance, market manipulation and insider trading, China will also check sources of funding for securities investment and control leverage ratios. The Cyberspace Administration of China (“CAC”) has also opened a cybersecurity probe into several U.S.-listed tech giants focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the Data Security Law, how companies collect, store, process and transfer data. Please see “Risks Associated With Doing Business in China” and the associated risk factors on page A-75 and A-76.

In addition, as we conduct substantially all of our operations in China, we are subject to legal and operational risks associated with having substantially all of our operations in China, including risks related to the legal, political and economic policies of the Chinese government, the relations between China and the United States, and changes in Chinese laws and regulations, which could result in a material change in our operations and/or cause the value of our ordinary shares to significantly decline or become worthless and affect our ability to offer or continue to offer securities to investors. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. On December 28, 2021, thirteen governmental departments of the PRC, including the CAC), issued the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that an online platform operator, which possesses personal information of at least one million users, must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries. Because our current operations do not possess personal information from more than one million users at this moment, we do not believe that we are subject to the cybersecurity review by the CAC. In addition, as of the date of this report, we have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor have we received any inquiry, notice, or sanction related to cybersecurity review under the Cybersecurity Review Measures. As of the date of this report, no relevant laws or regulations in the PRC explicitly require us to seek approval from the China Securities Regulatory Commission (the “CSRC”) or any other PRC governmental authorities for our overseas listing plan, nor have we (including any of the subsidiaries or the VIE) received any inquiry, notice, warning or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities. Also as of the date of this report, we do not believe we are in a monopolistic position. In summary, the recent statements and regulatory actions by China’s government related to the use of variable interest entities and data security or antimonopoly concerns, have not affected our ability to conduct our business, accept foreign investments, or list on a U.S. or other foreign exchange. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on a U.S. or non-Chinese exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that would require Datasea or any subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S. Please see “Risks Associated With Doing Business in China” and the associated risk factor on page A-63.

Since 2021, the Chinese government has strengthened its anti-monopoly supervision, mainly in three aspects: (1) establishing the National Anti-Monopoly Bureau; (2) revising and promulgating anti-monopoly laws and regulations, including: the Anti-Monopoly Law (draft Amendment published on October 23, 2021 for public opinions), the anti-monopoly guidelines for various industries, and the detailed Rules for the Implementation of the Fair Competition Review System; and (3) expanding the anti-monopoly law enforcement targeting Internet companies and large enterprises. As of the date of this report, the Chinese government’s recent statements and regulatory actions related to anti-monopoly concerns have not impacted our ability to conduct business, accept foreign investments, or list on a U.S. or other foreign exchange because neither the Company nor its PRC operating entities engage in monopolistic behaviors that are subject to these statements or regulatory actions. Please see “Risks Associated With Doing Business in China” and the associated risk factor on page A-75.

As a holding company with no material operations of our own, we conduct a substantial majority of our operations through the operating entities established in the People’s Republic of China, or the PRC, primarily the variable interest entity and its subsidiaries, collectively, the VIE. Due to PRC legal restrictions on foreign ownership in certain internet-related businesses we may explore and operate in the future, we do not have any equity ownership of the VIE, instead we receive the economic benefits of the VIE’s business operations through certain contractual arrangements. Our shares of common stock listed on the Nasdaq Capital Market are shares of Datasea, the Nevada holding company that maintains service agreements with the associated operating companies. As an investor of our common stock, you may never directly hold equity interests in the Chinese operating companies. There is a risk that the Chinese government may in the future seek to affect operations of any company with any level of operations in PRC, including its ability to offer securities to investors, list its securities on a U.S. or other foreign exchange, conduct its business or accept foreign investment. Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business that we may be able to conduct in the PRC and accordingly on the results of our operations and financial condition. If the Chinese regulatory authorities disallowed our structure or any or all of the foregoing were to occur, it could, in turn, result in a material change in the Company’s operations and/or the value of its common stock and/or significantly limit or completely hinder its ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Risk Factors—Risks Relating to our Corporate Structure” and the associated risk factor on page A-64 for more information.

Our shares may be prohibited from trading on a national exchange or “over-the-counter” markets under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the Public Company Accounting Oversight Board (“PCAOB”) determines that it is unable to inspect or fully investigate our auditor and as a result the exchange where our securities are traded may delist our securities. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which, if signed into law, would decrease the number of non-inspection years for foreign companies to comply with PCAOB audits from three to two, thus reducing the time period before their securities may be prohibited from trading or delisted. Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021, which found that the PCAOB was unable to inspect or investigate completely certain named registered public accounting firms headquartered in mainland China and Hong Kong. Our independent registered public accounting firm is headquartered in the State of New York and has been inspected by the PCAOB on a regular basis and as such, it is not affected by or subject to the PCAOB’s Determination Report. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange and trading on “over-the-counter” markets, may be prohibited under the HFCAA. Please see “Risks Associated With Doing Business in China” and the associated risk factor on page A-75 for more information.

The contractual agreements with the VIE have not been tested in court in China and this structure involves unique risks to investors. For example, the PRC government could disallow the VIE Arrangements, which would likely result in a material change in our operations and structure and significant change in the value of our securities. Such could cause the value of such securities to significantly decline or become worthless. See “Risk Factors—Risks Relating to our Corporate Structure” and the associated risk factor on page A-64 for more information.

Below is our organizational chart as of the date of this annual report.

You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors (some of which may be beyond our control), including:

●	uncertainties relating to our ability to establish and operate our business in China; uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers could result in a material change in our operations, financial performance and/or the value of our common stock or impair our ability to raise money;

●	We depend upon the VIE Agreements in conducting our business in the PRC, which may not be as effective as a direct ownership structure;

●	We may not be able to consolidate the financial results of some of the affiliated companies or such consolidation could materially adversely affect our operating results and financial condition;

●	our ability to operate our company as a U.S. publicly-reporting and listed enterprise;

●	uncertainties relating to general economic and business conditions in China and worldwide;

●	industry trends and changes in demand for our products and services;

●	uncertainties relating to customer plans and commitments and the timing of orders received from customers;

●	announcements or changes in our pricing policies or that of our competitors;

●	unanticipated delays in the development, commercialization or market acceptance of our products and services;

●	changes in Chinese government regulations;

●	availability, terms and deployment of capital; relationships with third-party equipment suppliers; and

●	political stability and economic growth in China.

All references to “Company,” “we,” or “us” in this report refer to Datasea Inc., a Nevada corporation, its consolidated subsidiaries, and the variable interest entity (“VIE”), unless the context otherwise indicates.

All references to “Datasea” in this report refer to Datasea Inc., a Nevada corporation, not including its consolidated subsidiaries and VIE, unless the context otherwise indicates.

 “VIE” or “consolidated VIE” refers to Shuhai Information Technology Co., Ltd. (“Shuhai Beijing”), a variable interest entity.

“WFOE” or “PRC Subsidiary,” which is a wholly foreign owned entity and is a corporation organized under the laws of the PRC which is wholly owned by us, through the subsidiaries. The WFOE is Tianjin Information Sea Information Technology Co., Ltd. (“Tianjin Information” or “WFOE”).

“PRC” or “China” refers to the People’s Republic of China, excluding, for the purpose of this report, Taiwan. “RMB” or “Renminbi” refers to the legal currency of China and “$”, “US$” or “U.S. Dollars” refers to the legal currency of the United States.

Our reporting currency is the US$. The functional currency of the entities located in China is the RMB. For the entities whose functional currency is the RMB, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into US$ are included in determining comprehensive income/loss. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currencies at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

PART I

Item 1. Description of Business.

Overview

Datasea Inc. (“Datasea”, with its subsidiaries and VIE, as defined below, collectively, the “Company” or “We” or “Us” or “Our”) was incorporated in Nevada on September 26, 2014. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through operating entities established in the People’s Republic of China, or the PRC, primarily through a variable interest entity. We do not have any equity ownership of the VIE, instead the Company controls and receives the economic benefits of the VIE’s business operations through certain contractual arrangements. Our common stock that currently listed on the Nasdaq Capital Markets are shares of our Nevada holding company that maintains service agreements with the associated operating companies.

VIE Agreements

Shuhai Information Technology Co., Ltd. (“Shuhai Beijing” or the “VIE”) is the VIE of PRC Operating Company that is under contractual control by Datasea. Through contractual arrangements with Shuhai Beijing, and its shareholders, Zhixin Liu, a 35% shareholder as well as the Chairman, President, CEO and Corporate Secretary of DataSea , and Fu Liu, a 65% shareholder as well as a Director of DataSea (Fu Liu is the Father of Zhixin Liu), we receive benefits from the business and lead the daily operation. Please see a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements in tabular form in pages F-12 to F-14 of the Annual Report.

Operation and Intellectual Property Service Agreement – The Operation and Intellectual Property Service Agreement allows Tianjin Information Sea Information Technology Co., Ltd (“WFOE”) to manage and operate Shuhai Beijing and collect an operating fee equal to Shuhai Beijing’s pre-tax income, per month. If Shuhai Beijing suffers a loss and as a result does not have pre-tax income, such loss shall be carried forward to the following month to offset the operating fee to be paid to WFOE if there is pre-tax income of Shuhai Beijing the following month. Furthermore, if Shuhai Beijing cannot pay off its debts, WFOE shall pay off the debt on Shuhai Beijing’s behalf. If Shuahi Beijing’s net assets fall lower than its registered capital balance, WFOE shall provide capital for Shuahi Beijing to make up for the deficit.

Under the terms of the Operation and Intellectual Property Service Agreement, Shuhai Beijing entrusts Tianjin Information to manage its operations, manage and control its assets and financial matters, and provide intellectual property services, purchasing management services, marketing management services and inventory management services to Shuhai Beijing. Shuhai Beijing and its stockholders shall not make any decisions nor direct the activities of Shuhai Beijing without Tianjin Information’s consent.

Stockholders’ Voting Rights Entrustment Agreement – Tianjin Information has entered into a stockholders’ voting rights entrustment agreement (the “Entrustment Agreement”) under which Zhixin Liu and Fu Liu (collectively the “Shuhai Beijing Stockholders”) have vested their voting power in Shuhai Beijing to Tianjin Information or its designee(s). The Entrustment Agreement does not have an expiration date, but the parties can agree in writing to terminate the Entrustment Agreement. Zhixin Liu, is the Chairman of the Board, President, CEO of DataSea and Corporate Secretary, and Fu Liu, a Director of the DataSea (Fu Liu is the father of Zhixin Liu).

Equity Option Agreement – the Shuhai Beijing Stockholders and Tianjin Information entered into an equity option agreement (the “Option Agreement”), pursuant to which the Shuhai Beijing Stockholders have granted Tianjin Information or its designee(s) the irrevocable right and option to acquire all or a portion of Shuhai Beijing Stockholders’ equity interests in Shuhai Beijing for an option price of RMB0.001 for each capital contribution of RMB1.00. Pursuant to the terms of the Option Agreement, Tianjin Information and the Shuhai Beijing Stockholders have agreed to certain restrictive covenants to safeguard the rights of Tianjin Information under the Option Agreement. Tianjin Information agreed to pay RMB1.00 annually to Shuhai Beijing Stockholders to maintain the option rights. Tianjin Information may terminate the Option Agreement upon prior written notice. The Option Agreement is valid for a period of 10 years from the effective date and renewable at Tianjin Information’s option.

Equity Pledge Agreement – Tianjin Information and the Shuhai Beijing Stockholders entered into an equity pledge agreement on October 27, 2015 (the “Equity Pledge Agreement”). The Equity Pledge Agreement serves to guarantee the performance by Shuhai Beijing of its obligations under the Operation and Intellectual Property Service Agreement and the Option Agreement. Pursuant to the Equity Pledge Agreement, Shuhai Beijing Stockholders have agreed to pledge all of their equity interests in Shuhai Beijing to Tianjin Information. Tianjin Information has the right to collect any and all dividends, bonuses and other forms of investment returns paid on the pledged equity interests during the pledge period. Pursuant to the terms of the Equity Pledge Agreement, the Shuhai Beijing Stockholders have agreed to certain restrictive covenants to safeguard the rights of Tianjin Information. Upon an event of default or certain other agreed events under the Operation and Intellectual Property Service Agreement, the Option Agreement and the Equity Pledge Agreement, Tianjin Information may exercise the right to enforce the pledge.

There are a number of uncertainties regarding the status of the rights of the Nevada holding company with respect to its contractual arrangements with the VIE, its founders and owners, including whether the PRC legal system could limit our ability to enforce these contractual agreements due to uncertainties under Chinese law and jurisdictional limits. Due to PRC legal restrictions on foreign ownership in any internet-related businesses we may explore and operate, we do not have any equity ownership of the VIE, instead we receive the economic benefits of the VIE’s business operations through certain contractual arrangements. Our common stock that currently listed on the Nasdaq Capital Markets are shares of our Nevada holding company that maintains service agreements with the associated operating companies. The Chinese regulatory authorities could disallow our structure, which could result in a material change in our operations and the value of our securities could decline or become worthless.

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. We also believe that each of the contracts among the wholly-owned PRC subsidiary, the consolidated VIE and its shareholders is valid, binding and enforceable in accordance with its terms. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Thus, the PRC governmental authorities may take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

Having our operations conducted by the subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China involves unique risks to investors. The VIE structure is used to allow foreign investment in China-based companies where Chinese law prohibits or restricts direct foreign investment in the operating entities. The VIE contractual agreement has not been tested in court. We may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. In addition, Contractual arrangements entered into by the subsidiary and the PRC operating affiliate may be subject to scrutiny by the PRC tax authorities. Such scrutiny may lead to additional tax liability and fines, which would hinder our ability to achieve or maintain profitability. If the PRC government deems that the VIE Agreements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries or other laws or regulations of the PRC, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, which may therefore materially reduce the value of our ordinary shares. In the event that in the future a company we hold as a VIE no longer meets the definition of a VIE under applicable accounting rules, or we are deemed not to be the primary beneficiary, we would not be able to consolidate line by line that entity’s financial results in our consolidated financial statements for reporting purposes. For a detailed discussion of risks facing the Company as a result of this VIE structure, please see “Risks Related to our Corporate Structure” from page 53 to page 56 in the Annual Report.

The investor may never hold interests in the Chinese operating company.

Summary Consolidated Financial Data

The following historical statements of operations and statements of cash flows for the fiscal years ended June 30, 2020 and June 30, 2021, and balance sheet data as of June 30, 2020 and June 30, 2021, which have been derived from our audited financial statements for those periods. Our historical results are not necessarily indicative of the results that may be expected in the future.

Condensed Consolidating Statements of Operations Information

	Year Ended June 30, 2021
	PARENT	SUBSIDIARY - HK entity	WOFE	VIE	Eliminations	Consolidated
Revenue - third parties	$-	$-	$334	$174,804		$175,138
Revenue - WOFE sold inventory to VIE			58,536		(58,536)	-
Revenue - VIE sold inventory to WOFE				2,988	(2,988)	-
Revenue - from VIE’s label that is used by WOFE				170,820	(170,820)	-

Cost of Revenue - third parties			294	19,317		19,611
Cost of Revenue - associated with the inventory that the WOFE sold to the VIE			58,536	58,536	(58,536)	58,536
Cost of Revenue - associated with the inventory that the VIE sold to the WOFE			2,988	2,988	(2,988)	2,988
Cost of Revenue - WOFE use of label that is owned by VIE			-	170,820	(170,820)	-
Gross profit	-	-	(2,948)	96,951	(0)	94,003

Operating expenses	588,562	99,947	851,969	3,414,811		4,955,289
Loss from operations	(588,562)	(99,947)	(854,917)	(3,317,860)	(0)	(4,861,286)

Other income (expenses), net	(762)	(390)	(11,727)	(10,151)		(23,030)
Income tax expense						-
Loss before noncontrolling interest	(589,324)	(100,337)	(866,644)	(3,328,011)	(0)	(4,884,316)
Less: loss attributable to noncontrolling interest				(235,839)		(235,839)
Net loss to the Company	(589,324)	(100,337)	(866,644)	(3,092,172)	(0)	(4,648,477)

Condensed Consolidating Statements of Operations Information

	Year Ended June 30, 2020
	PARENT	SUBSIDIARIES - HK entity	WOFE	VIE	Eliminations	Consolidated
Revenue - sales to third parties	$-	$-	$-	$1,414,780		$1,414,780
Revenue - WOFE sold inventory to VIE			352,981		(352,981)	-
Revenue - VIE sold inventory to WOFE				81,786	(81,786)
Revenue - from VIE’s label and software that are used by WOFE				741,145	(741,145)	-

Cost of Revenue - third parties				146,380		146,380
Cost of Revenue - associated with the inventory that the WOFE sold to the VIE			167,666		(167,666)	-
Cost of Revenue - associated with the inventory that the VIE sold to the WOFE				73,833	(73,833)	-
Cost of Revenue - WOFE use of label and software that are owned by VIE				741,568	(741,568)	-
Gross profit	-	-	185,315	1,275,930	(192,845)	1,268,400

Operating expenses	361,854	700,065	210,422	1,901,112		3,173,453
Loss from operations	(361,854)	(700,065)	(25,107)	(625,182)	(192,845)	(1,905,053)

Other income(expense), net	8,190	34,129	6,014	(1,374)		46,959
Income tax expense	5,158					5,158
Loss before noncontrolling interest	(358,822)	(665,936)	(19,093)	(626,556)	(192,845)	(1,863,252)
Less: loss attributable to noncontrolling interest				-		-
Net loss to the Company	(358,822)	(665,936)	(19,093)	(626,556)	(192,845)	(1,863,252)

Condensed Consolidating Balance Sheets Information

	As of June 30, 2021
	PARENT	SUBSIDIARY - HK entity	WOFE	VIE	Eliminations	Consolidated

Cash	$14,042	$2,948	$5,770	$26,916		$49,676
Accounts receivable				1,856		1,856
Accounts receivable - VIE			501,288		(501,288)	-
Inventory			1,420	192,844		194,264
Inventory - VIE			201,372		(201,372)	-
Inventory - WOFE				18,051	(18,051)	-
Other receivables-Subsidiaries			124		(124)	-
Other receivables - VIE			6,500,938		(6,500,938)	-
Other receivables - WOFE	30,652				(30,652)	-
Other current assets	39,868	50,000	76,198	474,123		640,189

Total current assets	84,562	52,948	7,287,110	713,790	(7,252,425)	885,985

Property and equipment, net			142,215	167,193		309,408
Intangible assets, net		1,052,500	28,663	10,984		1,092,147
Right of use asset, net			908,149	442,441		1,350,590
Investment into subsidiaries	5,860,480				(5,860,480)	-
Investment into WOFE		3,994,377			(3,994,377)	-
Other non-current assets	-		88,744	168,243	-	256,987

Total non-current assets	5,860,480	5,046,877	1,167,771	788,861	(9,854,857)	3,009,132

Total Assets	$5,945,042	$5,099,825	$8,454,881	$1,502,651	$(17,107,282)	$3,895,117

Accounts payable	$99,500		$62,332	$12,886		$174,718
Accounts payable - WOFE				501,289	(501,289)	-
Advance from customer				189,527		189,527
Accrued expense			1,381	505,905		507,286
Lease liability			473,509	256,676		730,185
Loan payable			30,959	1,455,860		1,486,819
Other payables - Datasea			30,959		(30,959)	-
Other payables - VIE			175,276		(175,276)	-
Other payables - WOFE		122		6,325,662	(6,325,784)	-
Other current liabilities	39,750		152	130,230		170,132

Total current liabilities	139,250	122	774,568	9,378,035	(7,033,308)	3,258,667

Lease liability - noncurrent			479,063	79,676		558,739

Total non-current liabilities	-	-	479,063	79,676	-	558,739

Total liabilities	139,250	122	1,253,631	9,457,711	(7,033,308)	3,817,406

Accumulated deficit	(937,751)	(760,777)	(1,925,470)	(8,112,821)	(325,039)	(12,061,858)
Other equity	6,743,543	5,860,480	9,126,720	157,761	(9,748,935)	12,139,569

Total equity	5,805,792	5,099,703	7,201,250	(7,955,060)	(10,073,974)	77,711

Total liabilities and stockholders’ equity	$5,945,042	$5,099,825	$8,454,881	$1,502,651	$(17,107,282)	$3,895,117

Condensed Consolidating Balance Sheets Information

	As of June 30, 2020
	PARENT	SUBSIDIARY - HK entity	WOFE	VIE	Eliminations	Consolidated

Cash	$915,735	$16,352	$584,338	$149,511		$1,665,936
Accounts receivable				1,119		1,119
Accounts receivables - VIE			395,508		(395,508)	-
Inventory			95,423	9,787		105,210
Inventory - VIE			16,471		(16,471)	-
Inventory - WOFE				183,753	(183,753)	-
Prepayment		1,200,000	130,849			1,330,849
Other receivables - VIE			4,962,074		(4,962,074)	-
Other receivables - WOFE						-
Other current assets			60,504	734,905		795,409

Total current assets	915,735	1,216,352	6,245,167	1,079,075	(5,557,806)	3,898,523

Property and equipment, net			68,719	222,312		291,031
Intangible assets, net			11,250	9,444		20,694
Right of use asset, net			10,170	692,782		702,952
Investment into WOFE		2,623,688			(2,623,688)	-
Investment into subsidiaries	4,500,480				(4,500,480)	-

Total non-current assets	4,500,480	2,623,688	90,139	924,538	(7,124,168)	1,014,677

Total Assets	$5,416,215	$3,840,040	$6,335,306	$2,003,613	$(12,681,974)	$4,913,200

Accounts payable			35,214	11,761		46,975
Accounts payable - WOFE				395,508	(395,508)	-
Lease liability				346,629		346,629
Accrued expense				174,026		174,026
Other payables - WOFE				4,962,074	(4,962,074)	-
Other current liabilities	3,750		31,861	86,247		121,858

Total current liabilities	3,750	-	67,075	5,976,245	(5,357,582)	689,488

Lease liability - noncurrent				341,273		341,273

Total non-current liabilities	-	-	-	341,273	-	341,273

Total liabilities	3,750	-	67,075	6,317,518	(5,357,582)	1,030,761

Accumulated deficit	(348,426)	(660,440)	(876,919)	(5,269,725)	(257,871)	(7,413,381)
Other equity	5,760,891	4,500,480	7,145,150	955,820	(7,066,521)	11,295,820

Total equity	5,412,465	3,840,040	6,268,231	(4,313,905)	(7,324,392)	3,882,439

Total liabilities and stockholders’ equity	$5,416,215	$3,840,040	$6,335,306	$2,003,613	$(12,681,974)	$4,913,200

Condensed Consolidating Statements of Cash Flows Information

	Year Ended June 30, 2021
	PARENT	SUBSIDIARIES - HK entity		WOFE	VIE	Eliminations	Consolidated

Net cash provided by/(used in) operating activities	$(511,693)	$(2,837)		$(1,043,939)	$(2,389,879)		$(3,948,349)
Net cash provided by/(used in) operating activities (WOFE to VIE)				(36,172)	36,172		(0)

Net cash provided by/(used in) investing activities				(105,907)	(62,777)		(168,685)
Net cash provided by/(used in) investing activities (Parent investment to HK, but proceeds went to WOFE directly)	(1,360,000)*					1,360,000
Net cash provided by/(used in) investing activities (HK to WOFE)		(10,689	)*			10,689	-

Net cash provided by/(used in) financing activities	1,000,529			29,190	1,419,128		2,448,847
Net cash provided by/(used in) financing activities (Parent to WOFE)	(30,529)			30,178		351	0
Net cash provided by/(used in) financing activities (WOFE’s cash inflow from parent and HK)		123	*	1,372,067 *		(1,372,190)	-
Net cash provided by/(used in) financing activities (WOFE to VIE)				(866,660)	866,660		0

Net increase (decrease) in cash and cash equivalents	$(901,693)	$(13,403)		$(568,521)	$(131,493)	$(1,150)	$(1,616,260)

*	Parent company invested $1,360,000 to HK entity, but the payment went to WOFE bank account directly, WOFE $1,372,067 cash inflow from financing activities included the Parent’s investment of $1,360,000, HK’s investment to WOFE of $10,689, and WOFE paid an expense of $123 for HK entity; the difference of $1,501 is exchange rate difference.

	Year Ended June 30, 2020
	PARENT	SUBSIDIARIES - HK entity	WOFE	VIE	Eliminations	Consolidated

Net cash provided by/(used in) operating activities	$(355,822)	$(1,365,936)	$(1,423,623)	$(1,427,971)	$-	$(4,573,352)

Net cash provided by/(used in) investing activities			(78,551)	(228,262)		(306,813)
Net cash provided by/(used in) investing activities (HK to WOFE)		(2,623,688)			2,623,688	-

Net cash provided by/(used in) financing activities				(84,842)		(84,842)
Net cash provided by/(used in) financing activities (WOFE’s cash inflow from HK)			2,618,664		(2,618,664)	-
Net cash provided by/(used in) financing activities (WOFE to VIE)			(528,078)	528,078		0

Net increase (decrease) in cash and cash equivalents	$(355,822)	$(3,989,624)	$578,399	$(1,244,678)	$5,024	$(5,006,701)

Dividend Distribution

Shuhai Beijing receives substantially all of its revenue in RMB. Under Shuhai Beijing’s current corporate structure, to fund any cash and financing requirements Shuhai Beijing may have, Datasea may rely on dividend payments from its subsidiaries. The WFOE may receive payments from Shuhai Beijing, and then can remit payments to Shuhai Information Skill (HK) Limited in accordance with its registration with the Chinese authority under the “Notice of the State Administration of Foreign Exchange on Relevant Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investment via Overseas Special Purpose Companies” and pursuant to the VIE Agreements. Then Shuhai Information Skill (HK) Limited may make distribution of such payments directly to Datasea as dividends thereto. Cash dividends, if any, on our shares of common stock will be paid in U.S. dollars.

Under the existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (the “SAFE”) by complying with certain procedural requirements. Pursuant to the SAFE Circular 37, Shuhai Beijing is allowed to pay dividends in foreign currencies to WFOE without prior approval from the SAFE, subject to the condition that the remittance of such dividends outside of the PRC shall comply with certain procedures under the PRC foreign exchange regulations applicable to PRC residents only. Approval from or registration with appropriate PRC government authorities is, however, required where RMB is to be converted into a foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for Shuhai Beijing’s accounts with little advance notice.

Datasea is a Delaware company conducting substantially all of its operations in China through its PRC subsidiaries, the VIE and its subsidiaries established in China. Datasea may make loans to the PRC subsidiaries and VIE entities subject to the approval from governmental authorities and limitation of amount, or may make additional capital contributions to subsidiaries and VIE entities in China.

Any loans to the subsidiaries or VIE entities in China are subject to foreign investment and are under PRC regulations and foreign exchange loan registrations. For example, loans by us to the wholly foreign-owned subsidiaries or VIE entities in China to finance their activities must be registered with the local counterpart of SAFE. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly use for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises). On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and does not violate with the negative list on foreign investment. However, since the SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice. In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis.

Current PRC regulations permit WFOE to pay dividends to Shuhai Information Skill (HK) Limited only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, in accordance with Article 166 of the PRC Company Law, each of the subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each such entity in China may further set aside a portion of its after-tax profits as the discretionary common reserve, although the amount to be set aside, if any, is determined at the discretion of such entities board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

As of the date of this report, neither Shuhai Beijing nor any of Datasea’s subsidiaries have ever paid dividends, made earnings distributions, transferred cash or other assets by kind to Datasea directly or indirectly. Also Datasea has not made any distributions or paid dividends to its shareholders, including U.S. investors, as of the date of this report. We intend to keep any future earnings to re-invest in and finance the expansion of our business in China. We do not have the intentions to distribute earnings or settle amounts owed under the VIE Agreements in the near future nor do we anticipate that any cash dividends will be paid or Shuhai Beijing’s earnings will be distributed and transferred to the holding company in the foreseeable future. Under the Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business . See “Summary Consolidated Financial Data”.

The following table illustrates how cash is transferred through our organization for the fiscal year ended June 30, 2021:

Company (transfer from)	Company (transfer to)	Company (transfer to)	Amount (RMB)	Equivalent (USD)	Purpose	Type of Assets
Datasea, Inc.	Shuhai Information Skill (HK) Ltd	Tianjin Information Sea Information Technology Co., Ltd.	9,093,931.00	1,360,075.00	capital contributions	cash
Shuhai Information Technology Co., Ltd.	Heilongjiang Xunrui Techenology Co.,Ltd.	-	1,486,420.00	224,287.42	capital contributions	cash
Shuhai Information Technology Co., Ltd.	Guozhong Times (Beijing)Technology Co.,Ltd.	-	405,500.00	61,186.31	capital contributions	cash
Shuhai Information Technology Co., Ltd.	Shuhai Jingwei(Shenzhen)Technology Co.,Ltd.	-	914,000.00	137,914.38	capital contributions	cash
Shuhai Information Technology Co., Ltd.	Guohao Century (Beijing)Technology Co.,Ltd.	Hangzhou Shuhai Zhangxun Co.,Ltd.	4,849,342.47	731,722.19	capital contributions	cash
Shuhai Information Technology Co., Ltd.	Guozhong Haoze (Beijing)Technology Co.,Ltd.		517,000.00	78,010.65	capital contributions	cash
Sub-total			17,266,193.47	2,593,195.95	capital contributions	cash
Tianjin Information Sea Information Technology Co., Ltd.	Shuhai Information Technology Co., Ltd.	-	7,335,000.00	1,106,785.57	Inter co. Fund transfer	cash
Shuhai Information Technology Co., Ltd.	Tianjin Information Sea Information Technology Co., Ltd.		1,640,500.00	247,536.70	Inter co. Fund transfer	cash
Shuhai Information Technology Co., Ltd.	Heilongjiang Xunrui Technology Co.,Ltd.		247,000.00	37,270.08	Inter co. Fund transfer	cash
Heilongjiang Xunrui Technology Co.,Ltd.	Shuhai Information Technology Co., Ltd.	-	780,000.00	117,694.99	Inter co. Fund transfer	cash
Guozhong Times (Beijing)Technology Co.,Ltd.	Shuhai Information Technology Co., Ltd.		820,000.00	123,730.63	Inter co. Fund transfer	cash
Guohao Century (Beijing)Technology Co.,Ltd.	Shuhai Information Technology Co., Ltd.	Hangzhou Shuhai Zhangxun Co.,Ltd.	200,000.00	30,178.20	Inter co. Fund transfer	cash
Sub-total			11,022,500.00	1,663,196.17	Inter co. Fund transfer	cash
Tianjin Information Sea Information Technology Co., Ltd.	Shuhai Information Technology Co., Ltd.		1,200,000.00	181,069.21	Payment made pursuant to a trademark licensing agreement	cash
Tianjin Information Sea Information Technology Co., Ltd.	Shuhai Jingwei (Shenzhen) Technology Co.,Ltd.		20,000.00	3,017.82	Payment made pursuant to a information technology consulting agreement	cash
Heilongjiang Xunrui Techenology Co.,Ltd.	Shuhai Information Technology Co., Ltd.		61,298.00	9,249.31	Payment made pursuant to a hardware and software purchase agreement	cash
Sub-total			1,281,298.00	193,336.34	Payment made pursuant to a hardware and software purchase agreement	cash

The Company, through the VIE of the PRC Operating Company that is under contractual control by Datasea and its subsidiary, is a fast-growing enterprise that leverages cutting edge technologies to provide smart security solutions. Shuhai Beijing, the Company’s VIE, also expand our business coverage strategically to areas like 5G messaging and smart payment solutions. Based in Beijing China, Shuhai Beijing’s proprietary technologies are geared towards a safe and stable society, and it answers to security needs of both enterprise and individual clients in scenarios including but not limited to residential communities, schools and scenic areas. Shuhai Beijing provides both hardware and software in our solutions.

The research and development of technology plays a vital role for the Company and is what makes us different. Shuhai Beijing does not only have visual intelligent algorithms such as facial recognition technology, but also develops non-visual intelligent algorithms like acoustic intelligence. Together with artificial intelligence, machine learning and data analytics capability, our solutions does not only provide visibility, but also identify the behavioral pattern and then use alerts to manage the situation actively. Shuhai Beijing create new opportunities for everything from intelligent detection to proactive optimization. The non-visual intelligent algorithms such as acoustic intelligence are the future of the smart security industry.

As the smart security technologies share similarities and connections with 5G messaging and smart payment solutions, Shuhai Beijing decided to tap into 5G messaging and smart payment market as a strategic move to enhance the Company’s competitiveness while creating new sources of revenue and profit.

The VIE entities, Shuhai Beijing and its subsidiaries currently maintains the following licenses required by the PRC authorities to operate our business:

●	Business License issued by Beijing Municipal Industry and Commerce Administration;

●	Value-Added Telecommunications Business Operating License issued by Ministry of Industry and Information Technology, including ICP, SP and ISP; and

●	Telecom network code number resource use certificate; and

As of the date of this report, all of the PRC subsidiaries and VIE entities have obtained their respective business licenses issued by the State Administration for Market Regulation of China, and all licenses are currently valid.

In addition, Shuhai Beijing obtained a value-added telecommunications business operation license ICP from the Ministry of Industry and Information Technology of the People’s Republic of China on April 25, 2021, valid until April 25, 2026. On January 21, 2021, Shuhai Beijing obtained the value-added telecommunications business operation license SP from the Ministry of Industry and Information Technology, valid until December 31, 2025. Moreover, on April 9, 2021, Shuhai Beijing obtained a network document business license from the Beijing Municipal Bureau of Culture and Tourism, valid for until April 8, 2024.

Hangzhou Shuhai Zhangxun Information Technology Co., Ltd. (“Zhangxun”) obtained a license SP from the Ministry of Industry and Information Technology on January 16, 2021, valid until January 6, 2026. On April 2, 2021, Zhangxun obtained a certificate for the use of telecom network code and number resources from the Ministry of Industry and Information Technology, which is valid until January 16, 2026.

Heilongjiang Xunrui Technology Co., Ltd. (“Xunrui” or “Xunrui Technology”) obtained a value-added telecommunications business operation license SP from the Ministry of Industry and Information Technology on April 25, 2022, valid until April 25, 2027. On June 8, 2022, Xunrui obtained the telecommunications network code resource use certificate from the Ministry of Industry and Information Technology, valid until April 25, 2027.

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. We also believe that each of the contracts among the wholly-owned PRC subsidiary, the consolidated VIE and its shareholders is valid, binding and enforceable in accordance with its terms. Based on the above, and in reliance on the opinion of Beijing Zhuodai Law Firm, the Company’s PRC counsel, we believe that Datasea, Datasea’s subsidiaries, the VIE and the VIE’s subsidiaries have obtained all the approval and permissions from the PRC authorities necessary for the respective entities to operate the business as of the date of this annual report.

ICP (Internet Content Provider), abbreviated as ICP, is a telecom operator that comprehensively provides Internet information services and value-added services to the majority of users. The required certificate is the ICP certificate. Internet Content Providers (ICPs, Internet Content Providers) are responsible for providing their website content and related services. According to Order No. 291 of the State Council of the People’s Republic of China “Regulations of the People’s Republic of China on Telecommunications” and No. 292 “Administrative Measures for Internet Information Services” (referred to as ICP Administrative Measures), the state implements a licensing system for ICPs that provide Internet information services.

SP (Service Provider), refers to the direct provider of mobile Internet service content application services, responsible for developing and providing services suitable for mobile phone users according to user requirements. The SP provides services to the user through the value-added interface provided by the operator, and then the operator deducts the relevant service fee from the user’s mobile phone fee and broadband fee, and finally the operator and the SP divide it according to the proportion. The SP service on the mobile terminal includes plain text short message (SMS), which is the simplest SP service. It also includes multimedia messages that users can obtain for various personalized multimedia contents. In addition it also includes games, ring tones, dating communities, advertising and other value-added services.

ISP (Internet Service Provider), which comprehensively provides Internet access services, online browsing, downloading files, sending and receiving e-mails and other services to the majority of users, is the entrance and bridge for network end users to enter the Internet.

According to an excerpt from Article 4 of the “Measures for the Administration of Internet Information Services”: “The state implements a licensing system for commercial Internet information services; and a filing system for non-commercial Internet information services. Those who have not obtained a license or have not gone through the filing procedures shall not engage in Internet information services.” Moreover, Article 19 provides that “Anyone who violates the provisions of these Measures by engaging in commercial Internet information services without obtaining a business license, or providing services beyond the permitted items, shall be ordered by the telecommunications management agency of the province, autonomous region, or municipality directly under the Central Government to make corrections within a time limit. If there is no illegal income or the illegal income is less than RMB 50,000, a fine of not less than RMB 100,000 but not more than 1 million yuan shall be imposed; if the circumstances are serious, the website shall be ordered to shut down.”

The telecommunications network code number resource use certificate refers to the license for user number and network number composed of numbers and symbols for realizing telecommunications functions. Number resources are owned by the state. The state implements a system of paid use of code and number resources. The state implements an approval system for the use of code and number resources. Without the approval of the Ministry of Industry and Information Technology and the communications administrations of provinces, autonomous regions and municipalities directly under the Central Government and other competent telecommunications authorities, no unit or individual may use numbering resources without authorization. According to the provisions of the “Administrative Measures for Telecommunications Network Code Number Resources”, the management and use of telecommunications network code number resources (hereinafter referred to as code number resources) within the territory of the People’s Republic of China shall abide by these Measures, and apply for and use code number resources in compliance with regulations. If a telecommunications business operator violates these Measures and is subject to an administrative penalty by the Ministry of Industry and Information Technology once within a year, the Ministry of Industry and Information Technology will not accept its code number application within one year from the date of the administrative penalty, within two years from the date of the second administrative penalty, the Ministry of Industry and Information Technology will not accept its code number application. If the code number resources are obtained by fraudulent means, and the use of code number resources is not reported as required, a warning may be given depending on the seriousness of the circumstances, and a fine of not less than RMB 5,000 but not more than RMB 30,000 will be imposed. If there is no illegal income or the illegal income is less than 50,000 yuan, a fine of not less than RMB 100,000 but not more than RMB 1 million shall be imposed. The company’s VIE entity has legally obtained the telecommunications network code number resource use certificate and is within the use period.

There are clear laws and regulations for the application and use of appeal-related licenses above. The company needs to apply for and abide by it and does not need to rely on the opinions of PRC legal counsel. On the other hand, the company communicated with PRC legal counsel to ensure compliance before applying for and handling procedures of relevant licenses.

On November 14, 2021, the Cyberspace Administration of China (“CAC”) released the Regulations on the Network Data Security Management (Draft for Comments), or the Data Security Management Regulations Draft, to solicit public opinion and comments until December 13, 2021, which has not been promulgated as of the date of this report. Pursuant to the Data Security Management Regulations Draft, data processors holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. Data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data. According to the latest amended Cybersecurity Review Measures, which was promulgated on November 16, 2021 and became effective on February 15, 2022, an online platform operator holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad.

As of the date of this report, Datasea, its subsidiaries, the VIE and VIE’s subsidiaries have not received any notice from any authorities requiring the PRC subsidiaries to go through cybersecurity review or network data security review by the CAC. Given that none of Datasea, its subsidiaries, the VIE and VIE’s subsidiaries possesses personal data of at least one million individual clients or collect data that affects or may affect national security in their business operations as of the date of this report and do not anticipate that they will be collecting over one million users’ personal information or data that affects or may affect national security in the near future. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review and network data security review in the future, which could materially and adversely affect our business, financial conditions, and results of operations. See section labeled “Risks Associated With Doing Business in China” and the associated risk factor on pages A-75-A-76.

Our Business Summary

1. Smart City Business

Shuhai Beijing and its two subsidiaries, Guozhong Haoze (Beijing) Technology Ltd. (“Guozhong Haoze”) and Heilongjiang Xunrui Technology Co., Ltd (“Xunrui Technology,” Shuhai Beijing, collectively with Guozhong Haoze and Xunrui Technology, are hereafter referred as the “SCB Operating Entities”) mainly focus on the Smart City Business. Based on the combination of a big data platform and a smart three-dimensional platform, SCB Operating Entities first developed smart campus, smart community, and smart scenic area system, and developed an epidemic prevention and control system under the situation of COVID-19 epidemic. These four application systems have formed the Company’s smart city business ecosystem; In addition, SCB Operating Entities have also developed a new technical system-satellite remote sensing image analysis system. The above constitute the “two platforms + five application systems” of the Company, and improved the Company’s market capabilities of smart city services. Satellite remote sensing image analysis system can provide powerful technical service support for government departments in urban public governance, such as natural disaster warning, meteorological warning, urban governance, scenic spot management, traffic control and so on.

During the reporting period, SCB Operating Entities completed various projects such as Harbin New District No. 1 School, Harbin No. 73 Middle School Smart Campus Security Control Platform Project, and China Pacific Life Insurance Heilongjiang Branch Office Building Access Control, Monitoring, and Alarm Projects. SCB Operating Entities’s deep cultivation in the northeast region has made effective progress has in the market. At the same time, the products have been recognized by well-known financial life insurance companies in the industry; In addition, SCB Operating Entities had signed a strategical agreement on September 22, 2021 with Eastcom Smart Chain (Beijing) Network Technology Co., Ltd. to provide smart systems and services for school canteens in at least 200 schools in the next two years, with a total contract amount of not less than US$14,758,359 (RMB 95,339,000), indicating that the Company’s services in this field have further penetrated into subdivisions.

SCB Operating Entities also have completed version 1.0 of the satellite remote sensing image analysis system, which has an innovative smart city management and control capabilities that can provide services for disaster early warning, urban planning, safety monitoring, environmental monitoring and other fields to meet needs of market, and lay the foundation to create operating income in the next fiscal year.

2. Acoustic Intelligent Business

Smart security products are mainly developed with traditional visual perception technology. However, non-visual perception technology is the future of the Smart security industry. Therefore, Shuhai Beijing and Shuhai jingwei (Shenzhen) Technology, Co., Ltd. (“Shuhai Jingwei”) introduced artificial intelligence technology to enhance the ability of perceptual technologies. Also, by using multiple data sources, products are able to achieve greater accuracy, maintain competitive advantage, and be used in a wider range of applications. Therefore, in addition to the visual system, Shuhai Beijing and Shuhai Jingwei developed acoustic intelligence to enhance our Smart security solutions. By capturing sound vibrations, sensors can shape unseen aspects and events in the environment.

Shuhai Beijing has reached a strategic cooperation with the Institute of Acoustics of The Chinese Academy of Sciences on April 8, 2021, the most authoritative research institute in acoustics in China, which supplies the core technologies including noise control, medical acoustics, ultrasound and vibroacoustics. These technologies will not only help to upgrade the Company’s current smart security solutions, break through the limitations of traditional image-based solutions, but also be used in the fields of smart cities, smart communities, smart terminals, 5G information, and other areas of the Company’s existing products and customer layouts. Besides, acoustic intelligence itself is very widely applicable, for example, there are demands in the global industrial Internet of Things, smart city, consumptions, medical beauty, medical care, agriculture and other areas.

At present, the acoustic intelligent technology of Shuhai Beijing has reached the 1.0 stage, and the hardware products are in the stage of production, processing and design. Shuhai Beijing plans to launch and publish the “Acoustic Intelligent Technology White Paper” jointly with the national industry standard department in the near future.

During the reporting period, Shuhai Beijing and Shuhai Jingwei established voice perception and acoustic effects as the two main technical directions, and has obtained 4 independent research and development core technology invention patents and 4 software copyrights. At the present, Shuhai Beijing’s Acoustic Intelligent Technology has achieved stage 1.0, and has achieved certain results in the market application demonstration, indicating that Shuhai Beijing and Shuhai Jingwei have the ability to implement the acoustic intelligent landing project in the field of visual and non-perceptual fusion perception.

3. 5G Message Business

As Company’s smart security technologies share similarities and connections with 5G messaging and smart payment solutions, the Company decided to tap into 5G messaging and smart payment market as a strategic move to enhance the Company’s competence while creating new sources of revenue and profit.

In November 2020, Shuhai Beijing established Zhangxun to seize the market opportunities of the next generation of information services and take charge of the research and development, application and marketing of 5G message-related technologies. At the present, Shuhai Beijing has not only completed relevant product research and development, but also designed application templates for various industries including finance, e-commerce, logistics, tourism, government affairs, education and electricity, and successfully signed the first batch of enterprise customers and sales partners.

The 5G message marketing cloud platform developed by Shuhai Beijing aims to solve all communication and marketing needs of merchants and customers for communication, sales, and maintenance. This is a product intended to unify customer and prospect marketing signals in a single view with functions like precise SaaS value-added services, data monetization and message-marketing. Shuhai Beijing’s 5G messaging business and smart phones are combined into a three-dimensional touch mode to build private domain relations with customers. It can serve all industries with marketing needs for customers and has extremely broad application potential.

During the reporting period, Shuhai Beijing held 3 product cooperation distribution conferences, successfully signed up more than 14 partners, with a contract value of $316,718 (RMB 2.046 million), and realized cash flow income of more than $239,938 (RMB 1.55 million); Shuhai Beijing and Zhangxun and YTO National Engineering Laboratory initiated the establishment of the “5G Message Application Research Joint Laboratory”, and became the secretary-general unit of the 5G Message Professional Committee of the China Association of Communications Enterprises to jointly formulate 5G message standards for the Chinese logistics industry. Also, Shuhai Beijing has become a member of the 5G messaging working group of the Ministry of Industry and Information Technology, and participate in the drafting and formulation of national 5G messaging related policies.

In terms of market coverage, 5G messaging product channels have expanded to 5 provinces and cities in Shanghai, Chongqing, Zhejiang, Yunnan and Shaanxi, accounting for 14% of China’s provincial-level administrative regions, greatly enhancing the Company’s national business scope. It also shows that the market awareness and acceptance of 5G messaging services are rapidly increasing; moreover, Zhangxun has signed a total value of approximately $8.20 Million (RMB 53 million) with China’s leading converged communications service providers Hubei Kuanyun and Beijing Quantum Communications which indicates that the Company’s technical standards and service capabilities have been recognized by major customers in the Chinese market; at the same time, Zhangxun has become one of the major CSPs (content service providers) of the three major domestic telecom operators. The above laid the foundation for the rapid increase in revenue in the future.

4. Smart Payment Business

The Company’s Smart Payment service provides customers with comprehensive payment and settlement services by using face recognition and big data analysis technologies. At the same time, combined with the Company’s existing 5G marketing cloud platform and other products, the Company strengthens the overall positioning of target customers, acquisition and service capabilities. The Company helps customers to enter into the overall service ecosystem composed of various systems and products, and strengthens the interconnection and linkage between products.

Shuhai Beijing’s payment and settlement system platform can be applied to PC, mobile terminals, intelligent terminal, and the unification of the POS machine. No matter which kinds of payment and settlement channels the customers use, they can use the payment and settlement system statements and data statistics, account settlement, data statistics, and the overall polymerization.

Relying on the account system, capital link and risk control system of payment, our smart payment system has established a comprehensive payment application system based on facial recognition, QR code recognition, big data analysis and other technologies based on the needs of different scenarios. Through the above industrial layout and the building of technical capability platform, Shuhai Beijing has initially formed the “intelligent ecology” of Datasea system, and gradually grown into the solution.

During the reporting period, Shuhai Beijing entered into service agreements involving its Smart Payment Service System with 11 institutions in the fields of consumption, finance, commerce and other industries and signed agreements, covering 8 cities including Shanghai, Shenzhen, Guangzhou, Dongguan, Shanwei, Xiamen, and Tianjin, expanding the smart payment business. At the same time, the data sea smart payment system is interconnected with the Company’s 5G messaging, smart community and other systems through the API interface, allowing consumers to enjoy the best user experience of obtaining information, service selection and purchase payment, and at the same time enabling the Company’s various systems to provide customers with the business needs.

Overall, after the current fiscal year, Shuhai Beijing continued to sign major customer agreements including Hubei Kuanyun and Quantum Communications. As of September 28, 2021, the total contract value in RMB is approximately US$8.2 million (RMB 53 million), both of which come from 2 contracts in the 5G messaging business segment.

As of September 2021, the Company’s business and customers covered 18 provinces in China, and about 60% of China’s provincial administrative regions achieved cumulative sales of the Company’s products; among which Shuhai Beijing has obtained 5G messaging business for the first time in Shanghai, Chongqing, Zhejiang and Guangdong during the reporting period, resulting in the Company’s series products being sold in 60% of China’s provincial administrative regions.

During the reporting period, we launched an office in New York for Shuhai Beijing’s board of directors and management to expand the Company’s business scope, institutional cooperation, investor relation base and international brand influence in the United States.

Impact of coronavirus outbreak

In December 2019, a novel strain of coronavirus (COVID-19) was reported in China, upon which the World Health Organization has declared the outbreak to constitute a “Public Health Emergency of International Concern.” During the period from January to March 2020, the Company’s marketing and business developments efforts were materially adversely affected since, among other reasons, the Company’s employees were not able to return to our offices to resume their duties. The Company resumed its operations in April 2020. As a recipient of the PRC government support programs intended to mitigate the adverse economic impact of the pandemic, the Company’s business operations has recovered and not be materially affected going forward. Its Smart security platform has enabled the Company’s R&D team to continue working in online mode during the pandemic. In addition, the Company believes its efforts to move its functions online were sufficiently prompt and effective to minimize adverse effects on the Company’s financial reporting and internal control over financing reporting systems. The Company does not anticipate any impairments of its assets. However, the Company expects that the impact of the COVID-19 outbreak on the United States and world economies may have a material adverse effect on the demand for the Company’s services. We currently believe that our financial resources will be adequate to see us through the outbreak. However, in the event that the pandemic continues on for a longer period of time, we may need to raise capital in the future.

The COVID-19 pandemic has prompted the Company to focus on developing epidemic related products to pursue new business opportunities. In connection with the intensifying efforts to contain the spread of COVID-19, the Chinese government has taken a number of actions, which included extending the Chinese Spring Festival in 2020, quarantining individuals infected with or suspected of having COVID-19, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. According to a press release of CNN Hong Kong dated August 23, 2021, China reported no new locally transmitted Covid-19 cases on August 23, 2021 for the first time since July this year, according to its National Health Commission (NHC), as authorities double down on the country’s stringent zero-Covid approach. In response to the entire country’s efforts to combat the spread of COVID-19, the Company integrated the epidemic prevention and control system and epidemic prevention and control functions as a sub-module into the regular Smart Campus System and Smart Public Community System.

Recent Developments

On August 17, 2020, Shuhai Beijing, the VIE of the PRC Operating Company that is under contractual control by Datasea, registered and founded a wholly-owned subsidiary in Shenzhen, Guangdong —- Shuhai Jingwei (Shenzhen) Information Technology Co., Ltd., with the purpose of carrying out smart security business in the Guangdong-Hong Kong-Macao Greater Bay Area as well as international import and export in a timely manner.

In June 2020, Datasea filed a Registration Statement on Form S-8 to register 4,000,000 shares issuable pursuant to the 2018 Plan. The 2018 Plan was intended to attract and retain the best available personnel and provide additional incentives to employees, directors and consultants. 3,692 shares have been granted under the 2018 Plan as of the date of this report.

In June 2020, Datasea filed a “shelf” registration statement on Form S-3 to from time to time issue and offer up to $100,000,000 aggregate dollar amount of common stock, debt securities, warrants or units of securities.

On October 22, 2020, Datasea entered into a common stock purchase agreement with Triton Funds LP (“Triton”). Pursuant to the Purchase Agreement, subject to certain conditions set forth in the Purchase Agreement, Triton was obligated, pursuant to a purchase notice by the Company, to purchase up to $2 million of the Company’s common stock from time to time through March 31, 2021. The Company is precluded from submitting a purchase notice to Triton if the closing price is less than $1.65 per share as reported on the Nasdaq Stock Market.

On November 11, 2020, Datasea and Triton closed an equity financing for the issuance of 520,000 shares of Datasea’s common stock at $1.80 per share, Datasea received $931,000 proceeds from the financing after deducting $5,000 expenses. Effective as of November 10, 2020, Datasea exercised its right to terminate the Agreement.

On November 16, 2020, Guohao Century formed Hangzhou Zhangqi Business Management Limited Partnership (“Zhangqi”) with ownership of 99% as an ordinary partner. On November 19, 2020, Guohao Century formed a 51% owned subsidiary Hangzhou Shuhai Zhangxun Information Technology Co., Ltd (“Zhangxun”) Zhangqi owns 19% of Zhangxun; accordingly, Guohao Century ultimately owns 69.81% of Zhangxun. The purpose of the establishment of zhangxun is to expand the 5G field and 5G value-added service opportunities, and is responsible for the research and development, application and market promotion of 5G message-related technologies. It holds a business license issued by the Ministry of Industry and Information Technology of the People’s Republic of China to provide value-added telecommunications services.

On July 20, 2021, Datasea entered into a securities purchase agreement with certain institutional investors, pursuant to which Datasea agreed to sell to such investors an aggregate of 2,436,904 shares of common stock of Datasea at a purchase price of $3.48 per share. Datasea also sold warrants to purchase 1,096,608 shares of common stock to such investors in a concurrent private placement. The closing of the sales of these securities under the securities purchase agreement took place on July 22, 2021. The net proceeds from the transactions were approximately $7,636,796, after deducting certain fees due to the placement agent and Datasea’s estimated transaction expenses, and will be used for working capital and general corporate purposes, and for the repayment of debt.

Corporate Business and Operational Developments

The Company’s current businesses include smart security solutions based on visual and non-visual multi-dimensional perception technologies, as well as strategic business expansions to 5G messaging and smart payment products which sharing similar underlying technologies. The products are divided into four categories, namely, Smart -City Solutions, Acoustic Intelligence, 5G messaging, and Smart Payment.

Our Detailed Business Analysis

1. Smart-City Business

Shuhai Beijing utilized visual perception technology and artificial intelligence data analysis solutions to develop a series of intelligent city. The products are different from the traditional smart security solutions. They can not only conduct the identification process, but also the analysis and intervention process, making the overall protection more positive, active and intelligent. For the visual technology development, the products will further distinguish our existing products in the market, such as including certain acoustic intelligent multiple perception algorithm.

Shuhai Beijing has combined the gig data platform and the intelligent three-dimensional platform to develop four application systems to form a business ecosystem,, which will enhance the market capacity of our smart city business. Satellite remote sensing image analysis system can provide powerful technical service support for the government departments in urban public governance, such as natural disaster warning, meteorological warning, urban governance, scenic spot management, traffic control and so on.

Intelligent three-dimensional platform

Intelligent three-dimensional platform is an intelligent development, innovation and operation platform based on cloud computing, big data, artificial intelligence and the Internet of Things. The platform contributes to the urban governance, security, industrial development, public service in various fields such as digital transformation, and it improves the level of urban management, government management ability, and scientific management ability.

Intelligent three-dimensional platform makes use of rich urban data resources, technologically advanced computer vision algorithm, fusion algorithm of visual and non-visual perception, big data analysis engine, and global real-time analysis to correct operational defects of cities in real time, promote intelligent and sustainable development of cities, and realize urban governance. By opening up the neural network of the city, the whole city can be analyzed in real time, and the data can help the city think, make decisions and operate.

Platform highlights:

Intelligent Internet of Things

It provides a stable, efficient, high-performance and comprehensive Internet of Things platform, supports a variety of flexible delivery methods such as public cloud, privatization and independent deployment, and creates a three-dimensional foundation platform for enterprises.

Edge cloud fusion

It provides comprehensive functions, comprehensive coverage, and open source edge fusion capabilities for device edge, LAN edge, and network edge, so that business applications can run in a more convenient and flexible way between edge and cloud.

Multi-mode holographic sensing

The cloud center system is interconnected and analyzed by the cloud intelligent AI analysis system to generate and control the output of multi-mode data for analysis and display.

Visual emergency command

Around the unified data center, data visualization, command remote interconnection, data communication, system includes emergency on-duty, emergency but maps, remote collaboration, emergency rescue operation, comprehensive analysis and display, emergency rehearsal, resources information management, emergency rescue team management module, realize the remote unified management, unified monitoring, unified scheduling, Unified analysis of multidimensional emergency command.

Big data platform:

The Company’s big data analysis system is based on an internet platform, and it provides the big data infrastructure and data application. A big data platform is highly scalability, real-time, high performance, low latency analysis, high fault tolerance, availability, support of heterogeneous environment, open, ease of use, and has lower cost; its core technologies include large-scale data flow processing technology, large-scale data management and analysis technology.

The system technology Architecture adopts service-oriented Architecture (SOA) and follows the principle of layering, with each layer providing services for the upper layer. The big data platform is analyzed layer by layer, including data interface layer, file storage layer, data storage layer, data analysis layer, data layer, business control layer, performance layer and system monitoring layer from bottom to top.

The big data platform provides precise, visual and dynamic data governance services for scenario-based applications in scenic areas, campuses, public communities and other industries. In addition, the platform covers the accumulation of rich data fields including big data basic technology, algorithms, models and data methodology, providing perfect and mature solutions. Through the full-link cloud data cooperation ecology including operation and maintenance support, data services and data products, it provides a comprehensive and full-coverage cloud experience for project requirements.

Platform highlights:

Lent Distributed data storage

The distributed network storage system uses an extensible system structure to meet the requirements of large-scale storage applications.

Massive data processing

The system processes TB or even PB data in seconds using a distributed architecture based on big data and a large-scale parallel processing system.

Real-time streaming computing

The robust computing power of cloud streaming computing services helps users build minute-level streaming computing applications such as clickstream analysis, e-commerce precise recommendation, financial real-time risk control and Internet of Things (IoT) monitoring.

Virtual Operation and Maintenance Management

A visual decision making product and AI service platform help customers to make integrated data decisions visually and intelligibly.

Based on the above two core platforms, Shuhai Beijing integrates intelligent hardware products including acoustic intelligent algorithms and hardware, high-precision face recognition as the core of a variety of sensory detectors, which helped to establish smart 3D security systems at the user side. Therefore, focusing on the basic areas like education, community and scenic area of smart city, Shuhai Beijing developed three kinds of smart systems based on industrial scenarios to meet the increasing needs of customers, including smart campus system, smart community system, smart scenic area system and other industrial application systems.

In addition, after the outbreak of COVID-19 in 2020, the Company quickly developed an epidemic prevention and control system integrating temperature measurement, alarm and traceability, which is the fourth system in the Company’s smart city business sector, and also made contributions to the prevention and control of COVID-19 in China.

There are five systems of Smart-city business: smart campus system, smart community system, smart scenic area system, epidemic prevention and control system and satellite remote sensing image analysis system.

Smart Campus System

Relying on the integration of visual and non-visual perception algorithms, the Smart Campus security system is developed based on our big data security platform and smart 3D security platform, for the purpose of ensuring personal safety of teachers and students, improving campus security system, and enhancing overall prevention and control capacity throughout campus. Shuhai Beijing offers different options to meet the different requirements of kindergartens, primary schools, middle schools and colleges. Users can either buy the standard version (including basic function modules) or buy tailor-made system according to their specific needs. Information-based smart management all over the campus can now be implemented through data processing by such security system. So far, through systematic and statistical analysis of information, this system has been used for personnel identification management, alarm receipt and response management as well as file management so as to achieve intelligent data-based management of key targets (including people, location, object, matter, organization) as well as plans, contingencies and measures for prevention and control across the campus. In addition, with the increase in the number and frequency of individual users downloading and using the Smart Campus security system through their mobile devices, the Company has managed to explore the business model of providing individual users with value-added services like e-commerce platform interface.

Smart Public Community System

The Smart public community security system has security functions of video surveillance, property management, vehicle analysis, electronic tour inspection and so on. Through real-time video monitoring, face recognition and other security functions, anomalies can be detected for risk control, and the application value of video can be improved in an efficient and simple way by transforming passive surveillance into active prevention, thus comprehensively improving the security prevention capacity throughout the community. The newly-designed module of smart community security system has been used in residential communities in Beijing Anhui, Fujian and other provinces. In order to satisfy diversified operational management requirements, the team has also developed different versions (WeChat applet, APP) mobile applications to meet the needs of households, property management and the whole community. Such system is designed to improve the efficiency of public community management and provide convenience for people in the community. Beijing Shuhai and its subsidiaries will promote this Smart public community security system nationwide in the near future.

Smart Scenic Area System

Based on the big data security platform and smart 3D security platform, our smart scenic area security system is developed as an all-round smart security solution towards users. Featuring a combination of functions (e.g. HD video surveillance, behavior and status analysis, electronic tour inspection system, statistical analysis of passenger flow and flow limiting system) and a number of systems like GIS map, comprehensive security management all over scenic area can be well implemented. Customers can either choose among different options according to the type of scenic areas or buy tailor-made systems according to their specific needs. Currently, the smart management system of scenic areas has realized data sharing through integration of multiple resources, and better ensured the orderly and secure operation of scenic areas through the visualized security management empowered by big data.

The smart scenic area security system will be officially launched on the market at a suitable time.

Datasea epidemic system

In the context of the COVID-19 pandemic, Shuhai Beijing made efforts to leverage our technological capabilities to develop an epidemic control system by using our big data security management platform and smart 3D security platform in a short period of time. Such system is mainly designed to provide public health data monitoring service for various end-users, including schools and public communities.

Characteristics - campus version

As part of Datasea’s Epidemic Control System (Campus Version), the Company’s R&D team has specifically developed an applet called Datasea Cloud School enabled by WeChat (student version and teacher version). This system can be integrated with functions like abnormal temperature reporting, real-time data uploading, anomaly alarming, assignment management, academic performance management, face recognition and so forth, thus helping schools carry out efficient epidemic control and ensure normal reaching and research operation.

Characteristics - public community version

The needs on security are more complicated in public places with dense population, such as residential communities, shopping malls and factories. Compared with the campus version, the community version also has functions of code scanning registration via mobile phones, thermal imaging temperature measurement, mask detection, home quarantine visits, etc., which has addressed the challenges of temperature detection of large passenger flows and low efficiency of epidemic detection that usually occurred in public places and has effectively cut off the spreading channels of the epidemic.

Given China’s market of normalized and persistence of epidemic prevention and control, according to the demand of the market and the characteristic, Shuhai Beijing developed the function of the epidemic prevention and control system, module based on embedded in Shuhai Beijing of Smart Campus system and public community wisdom in the system, to provide customers with conventional systems and services at the same time, meet the demand of school public and community of epidemic prevention. In late 2021, Shuhai Beijing has not carried out independent marketing for the epidemic system campus edition and public community office.

Satellite remote sensing image analysis system

Based on the application and market demand of the underlying platform of the existing big data platform and Intelligent three-dimensional platform, Shuhai Beijing integrated satellite remote sensing, telecom operator data, cloud management terminal and the technology application architecture of space and earth, to create an innovative smart city management and control system of “multi-source integration and integration of space, space and earth”.

Through independent innovation and cooperation with external scientific research institutions, Shuhai Beijing has created preliminary product and service capabilities. It mainly provides the following technical products and services for government departments and enterprises in the field of smart city construction, such as meteorological early warning, geological disaster early warning, urban planning, urban management, traffic control, disaster monitoring of agriculture, forestry, animal husbandry and fishery, safety monitoring, environmental monitoring and other smart city fields, as follows:

Remote sensing data processing

Through the transformation from IT to DT, the core technologies and service capabilities of remote sensing big data collection, storage, processing and mining are built to form a revenue model of remote sensing big data service.

A platform operation

Through implementing platform strategy and remote sensing market platform, Shuhai Beijing built remote sensing industry and application ecosystem, collect remote sensing data, technology, facilities, service providers and users, support mass entrepreneurship and crowdsourcing services, and form a profit model for cloud service platform operation.

Government Buy remote sensing products

Standardized remote sensing data and information products, remote sensing technical service products, remote sensing unmanned aerial system products and terminal application products are formed by implementing data acquisition and product production independently, forming a product sales revenue model.

Competitive analysis of Smart City Business:

In order to solve various problems arising from the process of, smart cities have become the main driving force for social development in recent years. At present, in the Chinese market, industry application solutions for smart cities are mainly concentrated in the fields of education, urban management, urban interconnection, people’s livelihood engineering and emergency response, and related system development and solutions are emerging one after another.

Shuhai Beijing and its subsidiaries have a clear competitive advantage in the field of smart city solutions. Taking Datasea Smart Campus and Smart Community solutions as an example, the advantages mainly come from two aspects:

First, based on the Company’s big data platform and smart three-dimensional platform, the Company’s industry smart systems and solutions have comprehensive data analysis capabilities, efficient data management capabilities, and faster data operations among competing products in the same industry. ability. This made our products not only have strong analytical capabilities, but also good predictive capabilities and proactive intervention capabilities.

Second, the non-visual acoustic intelligent algorithm strengthened the original visual perception technology and it made the overall perception technology more diversified and integrated, which distinguishes the Company’s core technology from that of other competitors. The Company’s smart campus and smart community systems solutions integrated hardware and Company’s algorithms and software such as face recognition and voiceprint recognition, video recognition and audio recognition fusion, abnormal voice recognition, “semantic + voiceprint” voice perception, “integrated perception + intervention control” .

Industry Application:

There is a wide range of industry applications for China’s smart cities relevant fields, including the development of medical, transportation, logistics, finance, communications, education, energy, environmental protection and other fields, , and will help China expand domestic demand, adjust structure, and transform economic development. Therefore, promoting the “smart city” concept and relevant industry is a strategy that China will focus on developing in the future.

Relying on big data and three-dimensional intelligence platform, in addition to the existing industry applications in education, public communities and scenic spots, the Company can continuously develop and replicate the needs of related industries, and launch more targeted, innovative systems and solutions.

In addition, the Company’s multi-dimensional expansion will be carried out in response to the growing demand for new urban development. For example, in areas such as emergency rescue and natural disaster early warning, the Company has developed the fifth largest system of smart cities, the satellite remote sensing system, based on its own technology extension and industry and technical resource integration capabilities, as a new smart city business segment. The Company also added content to provide strong technical service support for government departments in urban public governance, such as weather warning, urban planning, and traffic control.

Market Expectation:

According to the 2018-2023 China industry market outlook and investment strategy planning analysis report, in 2019, China’s domestic smart city-related investment has reached approximately 22.9 billion U.S. dollars, and the global market has reached 1.1 trillion U.S. dollars. In the past ten years or so, countries have invested heavily in the construction of smart cities, and the amount of investment has increased year by year. According to the forecast of the Foresight Industry Research Institute, China’s smart city market will reach 25 trillion by 2022.

Business progress and development plan:

During the reporting period, the Company’s smart community system business achieved a new business model upgrade and expanded the product coverage to individual customers to expand the Company’s revenue sources. In addition to providing community intelligent management services and epidemic prevention and control system services for the clients of community property management companies, the Company also directly provides convenient value-added services such as online shopping malls for community residents, families and individuals. The Company’s strategic focus revolves around the needs and growth potential of the community, through providing individual users with comprehensive value-added services such as e-commerce to obtain sustained revenue and higher gross profit.

In this fiscal year, SCB Operating Entities completed the smart campus security management and control platform project of Harbin New District No. 1 School and 73rd Middle School of Harbin; China Pacific Life Insurance Heilongjiang branch office building access control, monitoring, and alarm projects, etc. The project is concretely implemented.

As a significant post-term matter, Datasea, Shuhai Beijing and its wholly owned subsidiary company Guozhong Haoze (Beijing) Technology Ltd. (“Guozhong Haoze”), had signed a strategical agreement with Eastcom Smart Chain (Beijing) Network Technology Co., Ltd. to provide smart systems and services for Canteens in at least 200 schools in the next two years, with a total contract amount of not less than US$14,758,359 (RMB 95,339,000),indicating that the company’s services in the field of smart Campus have further penetrated into subdivisions and the Market Share will increase substantially.

Shuhai Beijing Smart City is adhering to the development strategy of “platform + ecology”, and it gives full attention to its advantages in data, technology, ecology and security to support the development of cities in China. The goal is to provide industry-leading intelligent products and solutions for urban insights, urban governance, industrial development, and individual customers in the next three years. By 2025, its product service sales and market applications is predicted to achieve full coverage of 28 provinces in China, including more than 10,000 smart campus and smart community projects.

2. Acoustic Intelligence Business

Traditionally, Smart security products are mainly developed using visual perception technology. However, non-visual perception technology is the future of the smart security industry. The Company aims to stand at the forefront of innovation. We bring in AI technologies to empower our sensor devices to make them increasingly intelligent, and to make them able to communicate with one another and develop autonomous behavior. Also, by using multiple data sources, the products would achieve increased accuracy, a and can be applied in a wider range of applications. Therefore, other than the vision systems, we developed acoustic intelligence to enhance our smart security solutions. Audio sensing technology is as ubiquitous in day-to-day life, as it is in large-scale industrial projects. By capturing sound vibrations, sensors picked up the non-visible aspects and events of an environment.

Datasea Acoustic Intelligence mainly refers to the “acoustics + AI (artificial intelligence)” as the application innovation architecture, focusing on voice perception and acoustic effects and integrating algorithm models to achieve smarter technical products, services and solutions to meet the requirement of specific industry scenarios.

The Company has spent many years to develop acoustic algorithms and technical foundations. Most of the Company’s R&D personnel came from the Chinese Academy of Sciences, Nanjing University and other scientific research institutes in acoustics and signal processing and have long-term accumulation in underlying acoustic technology and algorithms. In addition, Shuhai Beijing has reached a strategic cooperation with the Academy of Acoustics of the Chinese Academy of Sciences on April 8, 2021, the most authoritative research on acoustics in China.

Technical Description

●	The core technology of Datasea Acoustic Intelligence is divided into application layer, platform layer, data layer, and infrastructure layer from the architectural dimension.

●	The core technology of Datasea Acoustic Intelligence is divided into algorithm learning and acoustic model establishment from the algorithm dimension.

●	The core technology of Datasea Acoustic Intelligence is divided into voice perception and acoustic effects from the functional dimension. Among them, the voice perception category includes Datasea voice recognition technology, Datasea voiceprint recognition technology, and Datasea scene sound detection technology; acoustic effects include sound wave directional propagation control technology, high-intensity sound wave intervention technology, ultrasonic sound effect control technology, and infrasound sound effect control technology. The perception and cognitive recognition technology of the Company’s Acoustic Intelligence centered on the use of sound effects mainly includes speech recognition technology, voiceprint recognition technology, keyword detection technology, and scene detection technology; the active control technology of Datasea Acoustic Intelligence through acoustic effects mainly includes sound waves Directional propagation control technology, high-intensity sound wave intervention technology, ultrasonic sound effect control technology, infrasound sound effect control technology.

The Industry Application:

Shuhai Beijing has invested in research and development in acoustic technology fields to gradually formed six industry applications, such as the industrial Internet of Things, smart city, security, medical care, agriculture and other fields to provide” “Sound+” innovative applications and solutions, and its software and hardware integration technology has a leading advantage in the industry chain.

Smart City Sector

Shuhai Beijing has developed and upgraded its series of smart city products based on visual perception technology. The introduction of non-visual acoustic intelligence technology will bring our products to a higher level. Specifically, the application of acoustic intelligence in this product mainly includes Tianer voice recognition alarm, Tianer strong sound drive and Tianer natural disaster early warning system.

●	Tianer voice recognition alarm: This product uses voice recognition technology, special keyword monitoring technology, voiceprint recognition technology and sound perception algorithm model, divided into Tianer voice recognition alarm special version and Tianer voice recognition alarm audio and video Linkage version. The special version of Datasea Tianer Voice Recognition Alarm can accurately and efficiently identify semantic keyword extraction and voiceprint features in specific scenarios through the combination of this series of technology applications and sound perception algorithm model training, and supports flexible keyword customization. It can be widely used in public or private places such as public restrooms, dormitories, and hotel rooms for security monitoring and early warning needs. The audio-visual linkage version of the Tianer voice recognition alarm is embedded with a video surveillance machine vision module on the basis of a dedicated version. It also supports face recognition and behavior recognition, and can be widely used in various public places.

●	Tianer Strong Acoustic Repellent. This product adopts the high-intensity sound wave intervention technology of several seas, and modulates with an acoustic algorithm to emit a strong stimulating sound wave of a specific frequency. The high-sound-pressure-level transducer array is used to achieve high-intensity sound waves. Long-distance directional transmission, used for propagating, warning and driving away, is a new generation of active voice security products. This product can be equipped with an infrasound module, which can be integrated into the infrasound module to achieve EEG shock waves, hallucinations, increase the frequency of terror, improve the dispersing effect, and solve the shortcomings of traditional outdoor speakers such as short sound transmission, poor directivity, and insufficient deterrence.

●	Tianer natural disaster early warning system: This system adopts Datasea voiceprint recognition technology, Datasea scene sound detection technology and sound perception algorithm model. This system is a research product direction in the stage of Datasea Acoustics Intelligent Laboratory, mainly for major natural disasters. Infrasound signals are generated before the occurrence, and infrasound monitoring technology is used as an important means of natural disaster warning (such as earthquakes, tsunamis, typhoons, etc.) to directly serve human disaster prevention and mitigation, so as to avoid causing serious economic losses and casualties to humans.

In addition to the application in the field of smart cities, because of the very wide applicability and applicability of acoustic intelligence, there are also objective needs in the fields of industrial Internet of things, people’s livelihood, medical beauty, medical care, and agriculture. In these fields and more industries and fields, Shuhai Beijing and its subsidiaries have the ability and opportunity to provide technological products with technical content.

Industrial Internet of Things

The acoustic smart products developed by Shuhai Beijing and Shuhai Jingwei in the Industrial Internet of Things mainly include ultrasonic flaw detectors and abnormal sound monitors for electromechanical equipment.

Medical Cosmetology

It refers to the cosmetic method of repairing and reshaping the human appearance and the shape of various parts of the human body by using drugs, surgery, medical equipment and other traumatic or irreversible medical technology methods.

The products of Datasea Acoustic Intelligence in medical beauty applications include commercial ultrasonic beauty instruments and home ultrasonic beauty instruments. The product adopts Datasea ultrasonic and directional transmission control technology to realize the ultrasonic beauty function. Using ultrasonic beauty instruments on the face can cause skin cells to vibrate, produce subtle effects, change cell volume, thereby improving local blood and lymph circulation, enhancing cell permeability, improving tissue metabolism and regeneration capabilities, softening tissues, and stimulating nerves System and cell functions make the skin shiny and elastic.

Medical health Care

Medical health care is to carry out high-tech treatment, recuperation, health care and elderly care activities relying on medical technology and resources. At present, Datasea Acoustic Intelligence’s products in medical and health care applications include two types of hypnotic wake-up devices and sound therapy devices for senile dementia.

Hypnosis and Rejuvenation Apparatus: Adopt the directional transmission control technology of Datasea sound wave and the sound effect control technology of Datasea infrasound wave to interfere with the activity state of the sympathetic nerve of the human brain. It can be widely used in sleep disorders, insomnia and depression, etc.

Alzheimer’s Acoustic Therapy Apparatus: One of the high-end upgraded models of Hypnosis and Refreshing Apparatus in the prevention and treatment of Alzheimer’s disease. It has added inductive audio, low-frequency sound waves and other specific sound wave frequency technologies for the prevention and treatment of Alzheimer’s disease.

Consumption of Individual Customers

In the consumer products, Datasea Acoustic Intelligence is divided into two types of products: directional sound and directional sound module. In addition, Datasea Acoustic Intelligence pioneered the application of directional sound to audio solutions, which are widely used in advertising media and digital signage exhibitions in supermarkets, banks, hospitals, schools, homes and other places.

Agriculture

The main products of Datasea Acoustic Intelligence in agricultural applications are ultrasonic insect repellent and vocal assisting birth-inducing instrument.

Market Expectation:

According to the analysis of the 2021 China Intelligent Voice Industry Solution and Service Provider Brand Evaluation Report by Yiou Think Tank, under the drive of policy, economy, technology, and the digital transformation of traditional enterprises in 2020, the labor costs will gradually decreased. With the advantages of automated operation efficiency, intelligent voice systems have become the core support for the digital transformation of enterprises. According to the report, the scale of the smart voice market is expected to reach 56.48 billion yuan in 2023, the voice market still has a lot of room for development.

Business progress

Product development

Shuhai Beijing established an innovative architecture of “Acoustics + AI”. Datasea’s Acoustic Intelligence has created the core technologies represented by voice perception and acoustic effects. Through semantic recognition, voiceprint recognition, abnormal sound recognition, sound wave driving, Ultrasonic intervention, infrasound intervention and other aspects have developed specific applications in products. At the present, the acoustic intelligent technology is realized at stage 1.0. It has obtained 4 independent research and development core technology invention patents and 4 software copyrights. International intellectual property rights are in the process of implementation. In terms of product production, our hardware products are in the production and processing design stage, and some samples are made.

Market Development

We have initially met the needs for the global industrial Internet of Things, smart cities, people’s livelihood consumption, medical beauty, medical care, agriculture and other fields, providing technical product services and solutions, and have achieved certain results in market application demonstrations.

Team building

Relying on the technological advantages of the Technology Innovation Research Institute and the Acoustic Intelligence R&D Center, the Company has further increased the recruitment of acoustic intelligence related technology research and development talent teams, including product managers, platform architects, hardware development engineers, software development engineers, Algorithm engineers, test engineers and other professional technical personnel, technical personnel account for more than 80% of the total number of project teams.

College cooperation

Shuhai Beijing has entered strategic cooperation with the Institute of Acoustics of the Chinese Academy of Sciences, the Institute of Artificial Intelligence of Beijing University of Posts and Telecommunications, China Academy of Information and Communications Technology, China Artificial Intelligence Industry Alliance, etc., and established the Acoustic Intelligence Key Laboratory and the Acoustic Intelligence Technology Task Force to jointly research and develop acoustic intelligence technology achievements, establish enterprise technical standards and industry technical standards, and hire relevant experts to become technical consultants for the Tianer project. In addition, we have jointly achieved the integration of production and education with colleges and universities to provide a platform for work practice and achievement incubation for students of acoustic intelligence related majors.

Management standards

The management has introduced international R&D management standards to ensure that R&D is carried out in an orderly manner in accordance with a relatively standardized process.

3. 5G Messaging Business Sector

The 5G messaging business segment is one of China’s 5G technology strategic emerging businesses. China Mobile, China Unicom, and China Telecom jointly released the 5G messaging white paper on April 8, 2020, officially opening the 5G messaging in China’s economic and social development China empowers long-term development opportunities for thousands of industries. Shuhai Beijing and Shuhai Zhanxun (collecitvely, the “5G Messaging Op Co”) have now become the ISP (Internet Service Provider) and CSP (Content Service Provider) of China’s three major operators, and a member company of the China 5G Message Working Group.

5G Messaging service is referred to as RCS, which stands for Rich Communication Suite, functioning as an integration of phones, messages and contacts. Specifically, this communication suite enables users to enjoy various effective interface with integrated messages including texts, pictures, audio, video and emoji, radically breaking through the traditional text length limitations, and more diversified functions such as online payments, online-offline messages, and it can initiate group chats or send group messages even within unregistered friends.

When 5G messaging is applied into marketing, the faster speeds, better transmission quality, and lower latency create new customer experience for shoppers.

5G message-marketing cloud platform (“5G MMCP”)

The 5G message-marketing cloud platform developed 5G Messaging Op Co aims to provide an all-in-one solution to all the communication and marketing needs of merchants and customers from early communication, sales, and later maintenance. 5G Messaging Op Co hopes to use data to empower marketing, drive user growth, lead enterprises to achieve digital innovation, and help enterprises create long-term value for customers.

The 5G message marketing cloud platform developed by 5G Messaging Op Co aims to one-stop solve all communication and marketing needs of merchants and customers for communication, sales, and maintenance. This is a product intended to unify customer and prospect marketing signals in a single view with functions like precise SaaS value-added services, data monetization and message-marketing. Through big data and Artificial Intelligence technology to deeply build NLP (natural language processing technology) and multi-industry business scene analysis ability, combined with artificial intelligence machine learning, deep learning ability, relying on SaaS marketing center and data center, Accurate marketing for enterprise customers and provide various message sending channels, industry templates, business scenarios, marketing tools and operation analysis and other applications and personalized services. 5G Messaging Op Co’s 5G messaging business and smart phones are combined into a three-dimensional touch mode to build private domain relations with customers and provide precise solutions. It can serve all industries with marketing needs for customers and has extremely broad application potential.

5G Messaging Op Co’s 5G message marketing cloud platform collects annual usage fees and renewals through SAAS services, SAAS value-added service fees, channel information fees, privatization deployment and private domain operations, system development fees and solution operation service fees, and big data labor Intelligent middle-office services charge corporate data value-added service fees and artificial intelligence value-added service fees.

●	Chatbot

Chatbot is an intelligent robot and employs computer programs to automate interactions with prospects and customers. It adopts language processing NLP technology to respond to users at any time and provide message services such as sending, receiving, parsing and processing. It is a new human-computer interaction service mode with a higher degree of integration and can replace APP.

5G message-marketing cloud platform (“5G MMCP”) satisfies the communication between merchants and customers through Chatbot, and provides users with personalized services with AI deep learning according to chat scenarios.

●	Saas New marketing center Platform

SaaS New Marketing Middle Platform includes a messaging center, a risk control center, a user center, a financial center, and an open interface center. The functions of each center can make the capabilities provided by the PaaS platform more cohesive, flexible, and open to meet the needs of different customers. With multi-dimensional requirements, customers can use and access PaaS capabilities based on their own demand.

●	AI Computing Center

The AI computing center is the core of the data center which includes real-time calculation, offline calculation, data mining and other functions.

●	Messaging Center

Message center is the basic capability, including short message, video message, 5G message sending, template making, Chatbot customization, sending result query, etc.

●	User center

User center is the core basic ability, is the guarantee of customer center. Include account management, role management, user management, blacklist, user label management and other functions. Through user center configuration, the SaaS middle desk can be assigned according to the position of the user’s company and view the data. Can also let customers for their own users to play the label, user portrait, user analysis, can make customers know more about their own users.

●	The financial center

The financial center provides recharge, reconciliation, statements, settlement, invoice management, payment management and other functions.

●	The interface open center

The interface open center is the open capability of PaaS platform, the open interface of partial PaaS capability that has been developed, and the open capability application function.

●	Risk control center

Risk control center is to ensure that the core of information security and compliance, contain artificial audit and audit ability, all of the messages to be sent to after the audit risk control center, intercept the message not compliance resource, pictures, video, voice, text as eroticism, gambling, poison, anti-spam audit, through intelligent audit, The identified non-compliance or suspected violations of resources transferred to human audit, after two audits, to ensure that the message sent percent lily rules. In addition, there are enterprise certification audit, preferential gift audit and other functions.

●	The enterprise service center

The enterprise service center is the foundation of the enterprise one-stop operation, including the general template library of the industry, mainly to provide customers with professional templates of the industry, so that customers can quickly create their own templates through simple editing, so that they can send professional messages in the industry.

●	The marketing center

The marketing center provides customers with a variety of marketing strategy management, marketing effect analysis reports and marketing tools (such as: seckill, group, coupons, etc.), providing customers with 5G message marketing value-added services.

●	The distribution center

The distribution center provides customers with distribution tools, mainly including price management, distribution management, event management, social communication, commission management and data analysis functions, and provides customers with value-added services of 5G news distribution.

●	The customer data center

The customer data center carries out multi-dimensional statistics on the user data generated by customers, including message sending statistics, user touch statistics, pull new statistics, user retention statistics, pull appeal statistics, customer screening, user portrait, evaluation and analysis, etc., to provide data support for customer marketing.

Highlights

●	Real-time collection of user usage scenarios and real-time analysis of user data;

●	panoramic user portrait insight, accurate 5G message sending;

●	increase the efficiency in client acquisition ;

●	Multi-dimensional data support intelligent marketing and improve ROI

●	Artificial intelligence data mining to support data realization;

Competitive product analysis

Comparison with SMS

Shortcomings of traditional SMS:

●	The 70 characters of SMS are limited.

●	Plain text information cannot meet the rich social needs of individual users;

●	only text and only 70 words limits

Advantages of 5G messaging over SMS:

●	The interactive content of video, audio, picture and text is not restricted by the form;

●	The interactive content of video, audio, picture and text is not restricted by form;

●	Multiple buttons to help guide users, greatly increasing the interaction between enterprises and users;

●	SMS as a service platform, mobile terminal users as product users;

●	AI reply, user uplink can quickly answer.

Comparison with WeChat Mini Programs/Official Accounts, Alipay Mini Programs and Service Apps

In the B2C scenario, 5G messages will have greater advantages for WeChat Mini Programs/Official Accounts, Alipay Mini Programs and Life, Government and People’s Livelihood Service Apps: whether it is WeChat Mini Programs/Official Accounts, Alipay Mini Programs, or life, government and people’s livelihood services Similar to APPs, users need to search for their mini programs, or need to pay attention to their official accounts, or even need to download their APPs, and authenticate before sending messages, while 5G messages are sent directly through the recipient’s mobile phone number; secondly compared WeChat, Alipay and various service apps, 5G messaging can achieve the coverage and reach of all users, so they have very strong commercial value and service capabilities.5G

Industry application

5G Messaging Op Co has 5G message open interfaces for docking platforms for customers in various industries such as finance, e-commerce, logistics, tourism, government affairs, education, power, etc., or privately deploys the PAAS platform, or customizes and develops various proprietary services for industry customers. The industry application is extremely broad.

Market Expectation

GSMA (Global Association for Mobile Communications Systems) predicts that by 2025, China will have more 5G connections than North America and Europe combined, ranking first in the world. The number of 5G connections will reach 460 million, accounting for 28% of the country’s total connections. “RCS has become an international standard and an international trend. As of September 2020, 90 mobile network operators around the world launched RCS, with 473 million global monthly active users, according to the GSM Association. By the end of 2021, the RCS market is estimated to be about $74 billion. 5G Messaging Op Co believes 5G messaging can improve the retail and commercial user experience. MobileSquared predicts that 74.6% of smartphone users will use RCS channels to communicate by 2023.

Business Development

In November 2020, Shuhai Beijing established Zhangxun to seize the market opportunities of the next generation of information services and take charge of the research and development, application and marketing of 5G message-related technologies. At the present, Shuhai Beijing and Zhangxun has not only completed relevant product research and development, but also designed application templates for various industries including finance, e-commerce, logistics, tourism, government affairs, education and electricity, and successfully signed the first batch of enterprise customers and sales partners. As the first batch of high-tech enterprises participating in 5G messaging applications, the Company has successfully grasped the market’s first-mover advantage and established industry authority. It has been recognized by the cooperation orders and market recognition of first-class enterprises in sub-sectors including YTO and ZTO.

In addition, our 5G messaging business has also won many customer recognition and industry honors, as follows:

In November 2020, Zhangxun reached an intention to cooperate with China Mobile Internet;

In March 2021, “Pharmacy Network” reached a strategic cooperation to jointly build a 5G messaging platform for medical e-commerce;

In March 2021, Zhangxun became the governing unit and member unit of the 5G messaging working group of the Institute of Information and Communication Technology of the Ministry of Industry and Information Technology;

In April 2021, Zhangxun became a member unit of China Association of Communications Enterprises;

In May 2021, Zhangxun participated in the Jiangsu Mobile “Colorful 5G” ChatBot Developer Competition and won the first prize;

In May 2021, Zhangxun signed a distribution cooperation agreement with Guardian Boya (Zhejiang) Culture Co., Ltd. (“Guard Boya”). The goal is to provide 5G messaging marketing cloud platform to 50,000 corporate customers in Jiangsu Province, Zhejiang Province and Shanghai (“5G MMCP”);

In June 2021, Zhangxun attended the Asia-Pacific 5G Message Application Conference and won the “5G Message Leadership Enterprise Award”;

In July 2021, Zhangxun passed the ZTE Openlab 5G messaging platform access certification;

In August 2021, Zhangxun became a CSP partner of Jiangsu Mobile’s 5G messaging;

In August 2021, Zhangxun won the top 16 of Guangxi 5G Industry News Application Competition and advanced to the final.

We had announced on June 29, 2021 that Zhangxun entered into a cooperation agreement with National Engineering Laboratory for Logistics Information Technology (“National Engineering Laboratory”) to jointly promote the formulation of 5G Messaging standards in the express industry in China. The National Engineering Laboratory is approved by the National Development and Reform Commission of China and led by YTO Express (Stock ticker: 600233.SH), one of the top express companies in China. This cooperation is also a milestone for Datasea as it recognizes the Company’s technology expertise and influence in the industry. The Company believes the formulation of 5G messaging standards will not only help to improve the operational efficiency and reduce costs of express delivery companies in terms of marketing and communication, but also increase end consumers’ satisfaction of logistics services and products in the future.

In terms of product development in the 5G messaging industry, Shuhai Beijing and its subsidiaries have obtained authorization to develop and use some customers in the logistics, catering and other industries, such as “Ai La” restaurant group and pharmacy.com, etc., especially the one of China’s leading express companies ZTO Express (“ZTO”) Authorized to develop ZTO 5G messaging application. This authorization signifies that company’s 5G communication products are applied across industries and scenarios to provide services for China’s trillion-level logistics market. Shuhai Beijing and its subsidiaries’ 5G messaging business has officially entered the market.

In the recent national 4th “Blooming Cup” 5G Application contest sponsored by the China Academy of Information and Communications Technology and China Association of Communications Enterprises, Shuhai Beijing’s ZTO 5G Messaging Application was successfully selected as a top semi-finalist. This achievement marks another recognition for the Company’s 5G Messaging application in the industry and market on a national level. The Blooming Cup featured 5G Messaging applications in various industries. The contest invited reputable experts to serve as the judge. These experts were from institutions including The Ministry of Industry and Information Technology, Beijing University of Aeronautics and Astronautics, Beijing University of Posts and Telecommunications, Beijing Jiaotong University, China Academy of Information and Communications Technology, China Association of Communications Enterprises, National Information Center, China Telecom Group, China Mobile Communications Group, China United Network Communications Group, Huawei and ZTE. Hundreds of participants joined the contest and were from industries including public services, finance, consumption, media, and cultural tourism. A total of 90 applications were shortlisted for the semi-finals. Shuhai Beijing’s application in 5G Messaging has won several awards in the industry, and our team will keep following up on the Blooming Cup national 5G Messaging contest.

In the field of 5G messaging in fiscal year 2021, the Company has held 3 product cooperation conferences, and successfully signed more than 14 partners, with a contract value of $316,718 (RMB 2.046 million), and realized cash flow income of more than$239,938 (RMB 1.55 million). The channel of our 5G messaging product partner has expanded to 5 provinces and cities including Shanghai, Chongqing, Zhejiang, Yunnan and Shaanxi, accounting for 14% of China’s provincial administrative regions. moreover, as an important post-term matter, Zhangxun has signed a total value of approximately $8.20 Million (RMB 53 Million) with China’s leading converged communications service providers Hubei Kuanyun and Quantum Communications which indicates that Shuhai Beijing and Zhangxun’s technical standards and service capabilities have been recognized by major customers in the Chinese market; at the same time, the Company has become one of the major CSPs (content service providers) of the three major domestic telecom operators. Lay the foundation for the rapid increase in revenue in the future. At the same time, the Company has won a series of industry and even national competition awards, and its technical capabilities have been recognized by the industry. In the future, Shuhai Beijing and its subsidiaries will work closely with partners to focus on omni-channel advertising on 5G messaging business, regularly organize investment activities, and more market exposure will effectively expand distribution channels, which will have a positive impact on the Company’s revenue growth.

Development Plan

5G messaging product plays a vital role in our product offerings and we’ll continue to upgrade our smart business solutions to assist companies of all sizes with digital transformation. We believe that in the future, we will continue to assist companies to consolidate their messaging services, build ongoing customer interests, and improve operation efficiency. We’ll keep upgrading our 5G messaging products, applications scenarios, and pricing models with the advanced technology on hand and client-centric approach in mind. Shuhai Beijing and its subsidiaries aims to be a trusted business partner for millions of small and medium-sized enterprises in China and be an industry leader in 5G messaging marketing and cloud business solutions.

4. Smart Payment Business

The Smart Payment Business provides customers with comprehensive payment and settlement services through convenient and contactless smart payment business by using face recognition and big data analysis technologies. At the same time, combined with the Company’s existing 5G marketing cloud platform and other products, Shuhai Beijing and Zhangxun strengthens the relationships with target customers, and its service capabilities. This business helps customers to enter into the overall service ecosystem composed of various systems and products, strengthens the interconnection and linkage between products, helps customers get more one-stop service experience, and maximizes the service ability and product coverage of the Company.

With the development of smart ways to submit payment and the settlement system platform, such as PC, mobile terminals, intelligent terminal, the unification of the POS machine and relevant products, no matter which kinds of payment and settlement channels merchants use , they can use the data statistics, account settlement, data statistics, the overall polymerization provided by the Company.

Relying on the account system, capital link and risk control system of payment, our smart payment system has established a comprehensive payment application system based on facial recognition, QR code recognition, big data analysis and other technologies according to the needs of different scenarios.

Smart payment business-- three systems

●	Our Smart Information Service System

Shuhai Beijing’s Smart Information Service System allows retailers to employ facial recognition technology to charge customers to be used at the point of sale, and provide the Smart System in exchange for percentage of transaction value of each transaction utilizing the Company’s technology. The term of each of the service agreement is at least one year.

●	Full-range tourism public service and settlement system

According to the State Council on promoting the development of full-range tourism guidelines and the difference in planning reference to deepen “Internet + government affairs” online service platform function, improve the whole process integration and in-depth development of mass tourism, wisdom, innovation, tourism product system, improving the tourism consumption policy under the background of experience. Through solution of local government can be real-time access to global tourism big data (such as the source of tourists, age, sex, period, tourist hot spots, consumer preferences, etc.), relevant emergency security departments such as transportation, public security, fire control can be fast response of tourism scenic spot emergency events, through a mobile phone can satisfy tourists in eating, living, transportation, tour, entertainment, shopping, etc., all of the requirements. The closed-loop payment and settlement system serves as the evidence-based information support for the tax inspection department. The platform is constructed through a portal, three systems and N compatible sub-modules. The tourism management system, service system and marketing payment system are effectively connected to realize the precipitation of regional tourism data, the support of policy decision-making and the strengthening of governance.

●	Cross-border e-commerce public service system

In order to strengthen cooperation in customs, taxation and supervision, promote the implementation of a higher level of integration of customs clearance, strengthen the deepening of industrial digitization in the field of foreign trade, and improve the overall efficiency of foreign trade and scientific governance, Shuhai Beijing and its subsidiaries relies on big data, integrated algorithm, cross-border customs clearance and settlement and other relevant technologies and experience accumulation. Through the solution, the government, customs, taxation, external management and other regulatory departments can realize information exchange, mutual recognition of supervision, mutual assistance in law enforcement, and help enterprises to efficiently and compliance with various operational processes. The platform consists of one portal, six platforms and ten subsystems. Compliant with various forms of trade such as goods, services, finance and trade, it effectively connects regulatory processes such as industrial, customs, inspection, exchange and tax to ensure business compliance, and realizes real-time transparency of customs clearance information, logistics information and warehousing information. The trade big data precipitated by the platform provides a scientific reference for local governments to make policy decisions.

Competitive product analysis:

Beginning in 2020, China’s leading electronic payment companies including Alipay, Tenpay, One Wallet, UnionPay, etc. have taken the leading positions in the market. They have made efforts in their respective segments, relying on the advantages of scenarios, technology, resources, etc., to enhance the C-end Service experience, promote B-side cooperation and empowerment. Relying on its own technological advantages, Shuhai Beijing has launched comprehensive industry-oriented “payment+” services, covering e-commerce, retail, cross-border, logistics, tourism, aviation, education, mutual finance, insurance, digital entertainment, public utilities, etc., focusing on merchants Marketing expansion, account management, terminal operation and maintenance, financial services and other needs, to achieve the customization of comprehensive solutions for merchants in various industries, and create value for partners; open up multiple online and offline channels to increase user participation. As an ISV service provider in the payment industry, Shuhai Beijing has the advantage of integrating industry advantage resources and combining its own characteristics to provide payment products that are closer to customer needs and expand into a larger market.

Industry application:

By integrating the upstream resources of the industry chain, serving institutions, merchants and consumers, using innovative business models, integrating technologies such as SaaS, live broadcast, cloud computing, and security applications, to create customized payment solutions for institutional needs. Merchants have store management , Payment income distribution, business analysis, security management and control, store opening, membership management, for consumers, it has the functions of discovering new stores, mobile payment, visual ordering, store evaluation, innovative consumption and other functions, “Pay+” new retail Light SaaS solutions include: payment + retail industry, payment + catering industry solutions, payment + scenic spot industry solutions, payment + parking, etc. for in-depth analysis and application, forming a multi-dimensional, large-scale, global payment application service body.

Market Expectation:

Judging from the development history of the third-party mobile payment market in my country, it can be roughly divided into three stages according to the main growth points in different periods. The first stage is the online scene-driven phase from 2013 to 2017, and the second phase is the offline scene-driven phase from 2017 to 2019. The third stage is the industrial payment-driven stage starting in 2019. C-end-driven online and offline payments have entered a period of steady growth due to the peak of C-end traffic, and industrial payments are gradually becoming my country with the rapid rise of the industrial Internet. The new growth point of mobile payment. It is estimated that by 2022, China’s mobile payment will transform from a single payment service to a digital upgrade service for the entire industry chain, and third-party industry payments will reach a scale of 177.2 trillion.

Business progress and development plan:

The Company’s smart system allows retailers to use facial recognition technology to charge customers who use the service in physical stores. The system also provides customers with management and after-sales service functions to fully tap the value of data and enable refined operations. With empowering data analysis and consumer behavior portraits, the consumer behavior data is stored. Through the modeling, mining and analysis of consumer behavior data, it is possible to accurately predict consumers’ shopping needs and shopping tendencies, and to achieve precise recommendation of products and products. service.

During the reporting period, Shuhai Beijing signed new agreements with a number of institutions to provide big data artificial intelligence value-added payment services. The term of each service agreement is at least one year. By establishing long-term business relationships with customers, Shuhai Beijing creates a solid foundation for continuous market capture and collaboration of high-quality consumption data.

As time goes by, the retail ecosystem continues to evolve and change. Shuhai Beijing and its subsidiaries intend to use our first-class big data technology platform, smart three-dimensional platform and first-class R&D team to continue to develop and optimize solutions to continuously improve the efficiency of customers and the safety of end users. While continuing to provide customers with comprehensive and in-depth payment and settlement services, it also links the Company’s various system products and empowers customer needs to provide access to market ecosystem construction. Relying on the offline agency + industry development approach, it continues to expand its territory and continue increase Shuhai Beijing’s market share.

In the future, Shuhai Beijing and its subsidiaries will follow the business logic of using industrial payment as the entry point to develop industrial Internet business, and continue to in-depth mainly include e-commerce, retail, cross-border, logistics, tourism, aviation, education, mutual finance, insurance, digital entertainment, Public utilities and other industries provide customers with diversified payment products, customized payment solutions, mature risk control systems, safe capital guarantees, and professional and efficient services. It is estimated that in the next 3 to 5 years, the data sea smart payment business will cover more than 80% of China’s provincial administrative regions, more than 20 sub-industries, and serve more than millions of merchants and end users of various types.

History and Background

Information relating to the history about Datasea, Shuhai Beijing and its subsidiaries is incorporated by reference from our Annual Report on Form 10-K for the fiscal year June 30, 2020 filed with the SEC on September 28, 2020 (“2020 Annual Report”) under the caption “History and Background.”

VIE Agreements

Information relating to our corporate history is incorporated by reference from our 2020 Annual Report under the caption “VIE Agreements.”

Datasea relies on contractual arrangements with the consolidated VIE and its shareholders, Zhixin Liu, Chairman of the Board, President, CEO of DataSea and Corporate Secretary, and Fu Liu, a Director of the DataSea (Fu Liu is the father of Zhixin Liu), to operate our business. The contractual arrangements with respect to the VIE are not equivalent to an equity ownership in the business of the VIE.  We consolidate the VIE as a primary beneficiary through the contractual agreements between Tianjin Information, an indirect subsidiary of DataSea and Shuhai Beijing, the VIE. If the consolidated VIE or its shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by the consolidated VIE is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the consolidated VIE, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

A condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the fiscal years ended June 30, 2021 and 2020 in tabular form was contained in pages F-12 to F-14 of the 2021 Annual Report.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over the consolidated VIE, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected.

Corporate Structure

The chart below depicts the corporate structure of the Company as of the date of this report.

Competitive Strengths

The Company believes our market position and potential future growth can be attributed to the following key factors and competitive strengths:

1. Talents

The R&D team of Shuhai Beijing mainly comes from Chinese Academy of Social Sciences and other well-known universities and technology enterprises;  Shuhai Beijing has a sales team with experience in serving fortune 500 enterprises,  The finance, risk control, strategy and capital departments of Shuhai Beijing are composed of professionals from well-known enterprises and listed companies at home and abroad. In this fiscal year, Shuhai Beijing and its subsidairies continues to actively introduce the cooperation mode of external expert think tanks and research institutes, including but not limited to Institute of Acoustics of Chinese Academy of Sciences, China Academy of Information and Communications, Standards Institute of China, School of Artificial Intelligence of Beijing University of Posts and Telecommunications, China Artificial Intelligence Industry Alliance, etc.

2. Differentiated technical advantages

The Company actively develops and uses acoustic intelligent technology and products to build technical barriers and thresholds that are different from other competitors.  R&D has always been the core and driving force of the Company.  Based on two innovation research institute, has brought together the Chinese Academy of Social Sciences, such as well-known high school background of the R&D team, continuously fused visual and non-visual development to depth perception technology, acoustic system developed intelligent technology and acoustic intelligence series intelligent Gammatone filter group and other technical combination, formed a unique voice front intelligent processing scheme,  Filter ambient noise in noisy environment.  To perceive visual and non-visual fusion technology as the main direction, formed the facial recognition + voiceprint recognition, video and audio recognition fusion, abnormal voice recognition, perception, “semantic + voice print” fusion “fusion + intervention control perception” edge, the algorithm combining with core technologies, such as this is different from other competitors, build technical barriers and the main embodiment of the threshold.

3. Market space advantage and company strategy

Shuhai Beijing has been focusing on the long-term establishment of exclusive advantages through technological development and strategic deployment, helping sustainable development and accumulation of potential energy.  From the combination of visual perception technology and artificial intelligence big data technology at the very beginning, the Company’s products can be more active in identification and analysis, and effectively produce intervention, from passive monitoring to active prevention.  Since then, the Company has seen that the integration of multiple sensing technologies can enhance the effectiveness of intelligent security solutions and enhance the applicability of products, and the Company has purposefully started to deploy acoustic intelligent technologies.  Diversified perception technology is not enough. Data science is of great significance to the accuracy of multiple perception technology and the processing of complex environment. Combined with the common and similar underlying technology logic, Shuhai Beijing has strategically entered 5G message and smart payment.  In the future development, each sector is not only the source of the Company’s profits, but also mutually reinforcing effect, which can improve the Company’s overall product value and overall ecological viability, help the Company accumulate sustainable development, and promote the potential energy to become the industry leader.

The Company continues to explore core business opportunities with broad growth market space. In terms of smart city, China’s domestic investment in smart city in 2019 has reached about 22.9 billion US dollars, and the global market size has reached 1.1 trillion US dollars. The global construction of smart city is accelerating. As one of the most basic and core applications of smart city, intelligence has a huge market space.

In terms of 5G messaging, 5G messaging, namely Rich Communication Services & Suite (RCS), has become an international standard.  According to the Global System for Mobile Communications Association, as of September 2020, 90 Mobile network operators had launched RCS with 473 million Global monthly active users;  The RCS market is expected to be about $74 billion by the end of 2021. Mobile Squared predicts that 74.6% of smartphone users will use RCS channels to communicate by 2023.

4. Quality strength advantage

Shuhai Beijing has obtained the certification of Computer Information System Safety Product Quality Supervision and Inspection Center of the Ministry of Public Security (through relevant tests and tests), ISO9001 quality management system certification, ISO27001 information security Management system certification, ISO14001 environmental management system certification and ISO18001 occupational health and safety management system certification.  As well as the “Engineering Enterprise qualification Certificate” issued by China Safety technology Prevention Industry Association, the “Membership certificate” granted by China Safety Technology Prevention Industry Association, the China National Compulsory product Certification Certificate (CCC certification) issued by China Quality Certification Center, which has become a powerful guarantee for the quality of our products.

5. Customer resource and location advantage

The original smart city customers of the Company are distributed in 13 provinces and cities including Beijing, Liaoning, Jilin, Heilongjiang, Jiangsu, Shanxi and Guangdong.  During the reporting period, the Company successfully expanded business partners in Shanghai, Chongqing, Zhejiang, Yunnan and Shaanxi provinces through 5G messaging services, and signed 14 agreements with a contract value of RMB 2.046 million YUAN.  Datasea series products cover more than 60% of China’s provincial administrative divisions.

Growth Strategy

Driven by new technologies and new products

Technological innovation and industrial scale, strengthen the Company’s technology research and development and innovation capabilities, speed up the development and application of new products:

The Company will focus on the core and key links of perception, control, decision-making and execution, promote joint innovation between enterprises, universities, research institutes and users, and work on key technologies to improve quality and reliability. Promote the integrated application of intelligent key technologies, core supporting software, industrial Internet and other systems, and promote the development, design and industrialization of the new generation of information technology in the mode of system solution suppliers, equipment manufacturers and users.

Market demand driven -- Demand driven by post-epidemic market changes.

(a) 5G news sector:

At present, 5G Messaging Op Co is strengthening cooperation with qualified, branded and powerful agents, especially for new business expansion.  The hope is to use power agents to rapidly distribute 5G Messaging Op Co’s products and services to untapped markets, based on their vast network of customers in their areas of focus and their knowledge of their needs.  Based on this, in May 2021, 5G Messaging Op Co signed a distribution cooperation agreement with Jiadboya (Zhejiang) Culture Co., LTD. (“Jiadboya”), with the goal of providing a 5G messaging marketing cloud platform (“5G MMCP”) to 50,000 enterprise customers in Jiangsu Province, Zhejiang Province and Shanghai City. In addition, for 5G messaging business, the Company successfully expanded business partners in five provinces and cities in Shanghai, Chongqing, Zhejiang, Yunnan and Shaanxi, and signed 14 agreements with a contract value of RMB 2.046 million. In 2021, the mature and efficient operation of 5G Messaging Op Co’s sales system will bring 5G Messaging Op Co’s customers and orders to continue to increase, and the continuous strengthening of the sales force is still the focus of 5G Messaging Op Co’s business improvement.

(b) Acoustic Smart Sector

At present, Datasea Acoustic Intelligent Technology has achieved stage 1.0, and has achieved certain results in the market application demonstration, indicating that Shuhai Beijing and Shuhai Jingwei have the ability to transform and implement technology and product results represented by the acoustic intelligent landing project in the field of visual and non-perceptual fusion perception. They can support the development of industrial Internet of Things, smart cities, Medical cosmetology, medical health care, people’s livelihood consumption, agriculture and other application industries in the next fiscal year. In particular, the smart city field includes its Tianer series products as the entry point for business landing in this fiscal year. To quickly realize operating income for the Company; at the same time, accelerate the development and other preliminary construction work of medium and long-term projects in the application fields of medical cosmetology and/or medical health care. At the same time, promote the Company’s income-generating ability and profitability.

Driven by talents

Building a multi-tiered talent team.  Outstanding professional spirit cultivation, strengthen the intelligent manufacturing personnel training, training to be able to break through the key technology of intelligent manufacturing, drive the manufacturing intelligent transformation of high level talents, is good at manufacturing enterprise management and be familiar with the information technology of the compound talents, to be able to carry out intelligent manufacturing technology development, technology improvement, business guidance of professional and technical personnel and skilled talents.

The Company will improve the mechanism for training personnel. Innovate the education and training mode of technical and technical talents, and promote enterprises and colleges to become the “double subjects” of technical and technical talents training. Forming a R&D team of 33 technical engineers from well-known universities such as Chinese Academy of Social Sciences;  have a sales team with experience of serving the world’s top 500 enterprises;  the finance, risk control, strategy and capital departments of the Company are composed of professionals from well-known enterprises and listed companies at home and abroad.  In this fiscal year, the Company actively introduced the cooperation mode of external expert think tanks and scientific research institutes, including but not limited to Institute of Acoustics of Chinese Academy of Sciences, China Academy of Information and Communication, Standards Institute of China, School of Artificial Intelligence of Beijing University of Posts and Telecommunications, China Artificial Intelligence Industry Alliance, etc. The Company will also continue to attract top talent to join our team with a good corporate culture and stock incentives.

Driven by Management

In addition to the conventional management systems such as company operations and financial management, the Company has also completed an assessment mechanism based on multi-level and multi-dimensional target assessment to ensure the implementation of responsibilities, dynamic monitoring, and effective evaluation, and management can be implemented in place. For example, the Company will evaluate the application and effectiveness of the patent implementation of R&D personnel, and implement various forms of incentive mechanisms. Facts have proved that this method is the most effective and efficient for advancing the operations of the Company.

Driven by incentives

As the founding partner, the Company will provide intelligent information technology solution services and innovation incubation platform services as the two-wheel drive, so as to accelerate the implementation of Datasea joint venture and cooperation projects, and use equity incentives to encourage internal and external technology, management and market partners to jointly build a community of interests.  To this end, the Company’s management team, research and development team, marketing and operation team and other internal employees, directors and consultants, as well as external partners and other contributions to the Company’s development, take the listed company stock incentive and partner holding platform based on various forms of incentive.  And has implemented stock incentives for independent directors and external consultants, and issued related shares.  In the future, the Company will issue stock incentives for more people who have made contributions to the Company, and continue to encourage and ensure the positive contributions of talents to the Company.

Exploration of Additional Business Opportunities

Exploring new business under the premise of new technology and new products has always been the core driving force of new business expansion.  Datasea Acoustics has gradually formed the intelligent industrial Internet of things, smart city, security, medical care, agriculture and other fields to provide “sound +” innovative applications and solutions, give play to its soft and hard integration technology in the industrial chain leading advantages, constantly explore new revenue support points; in 2021, in the field of smart city, the Company team will develop a satellite remote sensing project as a new content of smart city business, providing strong technical support for government departments in urban public governance, such as weather warning, urban planning, traffic control and other smart city fields.  Explore new business under the premise of new technology and new product development.

Research and Development

Shuhai Beijing and Shuhai Jingwei’s board of directors and management attach great importance to the construction of technological product innovation research and development system. Technology innovation research institute, is mainly responsible for visual and non-visual fusion perception algorithm as the core technology and product innovation system construction, this fiscal year, Shuhai Beijing and Shuhai Jingwei stepped up for acoustic intelligence speech perception and acoustic effects represented by a variety of technology research and development and innovation in combination with satellite remote sensing image analysis technology, products for a variety of industry applications developed to provide the technical support.

In this fiscal year, Shuhai Beijing and Shuhai Jingwei have reached business cooperation with research institutions and industry organizations such as Institute of Acoustics, Chinese Academy of Sciences, School of Artificial Intelligence, Beijing University of Posts and Telecommunications, China Academy of Information and Communication technology, China Institute of Standards, China Artificial Intelligence Industry Alliance, and carried out in-depth cooperation on technological innovation, expert resources, and industry standard setting.

The R&D team focuses on hardware. The leader is a postdoctoral fellow from the Shanghai Institute of Microsystems and Information Technology of Chinese Academy of Social Sciences, who has done extensive research on microwave antennas and Large Scale High Speed Integrated Circuit Signal Integrity. The research results have been published in the core journals at home and abroad. He is mainly responsible for core technical research and development of intelligent security hardware-related products.

The R&D team focuses on Software. The Chief Technology Officer got bachelor degree from Harbin University of Technology and master degree from Harbin University of Science and Technology. Mr. Jiao was the technical director of Beijing Tianxing Interconnection Information Technology Co. Ltd. and the technical director of Heilongjiang Beidou Tianyu Satellite Co., Ltd. Now he is mainly responsible for the product development of intelligent security software system.

1. Core technologies

The Company has set up the main direction of technical innovation and application with visual and nonvisual fusion perception algorithm as the core. As of September 2021, Shuhai Beijing has two currently valid patents, Xunrui Technology and Tianjin Information, each has 1 currently valid patent; Shuhai Beijing also has 11 patent applications pending substantive examination, as shown below:

Publication and Granted

No.	Publication Number	Description	Application Status
Patents Owned by Shuhai Beijing
1	CN108922101A	An smart security campus management system of Shuhai Information	Granted
2	CN108961661A	Shuhai security intelligent sensor system	Granted

Patents Owned by Tianjin Information
3	CN108961661B	Three-dimensional smart security alarm linkage system	Granted

Patents owned by Xunrui Technology
4	CN110374479B	A type of intelligent security equipment	Granted

Substantive Examination

No.	Publication Number	Description	Application Status
Patents applied by Shuhai Beijing
1	CN109033874A	A multi-role login method of Android program based on SQlite database of Shuhai Information	substantive examination
2	CN109146406A	The attendance system of Shuhai Information based on GPS positioning information supported RFID technologies	substantive examination
3	CN108985423A	An electronic student card system of Shuhai Information	substantive examination
4	CN111191540A	An object status analysis method and system based on thermal gradient	substantive examination
5	CN111243623A	A method, device and system concerning progressive audio alarm	substantive examination
6	CN111179527A	An alarm method, device, system and storage medium based on dynamic audio information	substantive examination
7	CN111179546A	An adaptive distributed audio alarm method and system	substantive examination
8	CN111191656A	Behavior recognition method and system based on multi-spectral image information	substantive examination
9	CN2019113640070	An S-AIOT information management method and system based on consensus mechanism	substantive examination
10	CN111212445A	An S-AIOT information processing method and system based on neural network	substantive examination
11	CN111179969A	An alarm method, device, system and storage medium based on audio information	substantive examination

2. Major products

The Company mainly focuses on developing the following two categories of products: software systems and smart hardware devices.

1) Software system - mainly refers to software system in connection with smart security. As a result of the Company’s increased investment in R&D and the onboarding of technical talents, the Company has totally obtained 47 copyright registrations in China for our software, of which Shuhai Beijing owns 25 Software Copyright registrations, Xunrui owns 10 Software Copyright registrations and Tianjin Information owns 12 Software Copyright registrations, which are shown in the table below:

Software Copyright Owned by Shuhai Beijing
No.	Certification	Certificate No.
1	Shuhai XIN Platform internet activity audit security management system V1.0	Ruan Zhu Deng Zi No.1054520
2	Shuhai XIN Platform WIFI device feature collection management system V1.0	Ruan Zhu Deng Zi No.1111383
3	Shuhai XIN Platform micro mall system V1.0	Ruan Zhu Deng Zi No.1111535
4	Shuhai XIN Platform SMS platform system V1.0	Ruan Zhu Deng Zi No.1111683
5	Shuhai XIN platform 3G website content management system V1.0	Ruan Zhu Deng Zi No.1111690
6	Shuhai media advertising system V1.0	Ruan Zhu Deng Zi No.1111694
7	Shuhai XIN platform micro marketing system V1.0	Ruan Zhu Deng Zi No.1111700
8	“Shuhai Safe Campus” mobile end - security management system V2.0	Ruan Zhu Deng Zi No.1575317
9	“Shuhai Safe Campus” security management system V2.0	Ruan Zhu Deng Zi No.1575313
10	“Shuhai XIN Platform” front-end equipment control system for smart elevator detection V2.0	Ruan Zhu Deng Zi No.1574419
11	“Shuhai XIN Platform” smart elevator inspection & pre-alarm management platformV2.0	Ruan Zhu Deng Zi No.1575648
12	“Shuhai XIN Platform” smart elevator real-time monitoring and alarm management platform V2.0	Ruan Zhu Deng Zi No.1575758
13	“Shuhai XIN Platform” smart elevator screen equipment monitoring system V2.0	Ruan Zhu Deng Zi No.1575665
14	“Shuhai XIN Platform” smart advertisement launching system V2.0	Ruan Zhu Deng Zi No.1575670
15	Shuhai Information smart safe campus management system V1.0	Ruan Zhu Deng Zi No.2888248
16	Shuhai Information XIN Platform security management system (Android Version) V2.21	Ruan Zhu Deng Zi No.2918496
17	Shuhai information XIN platform security management system (IOS version) V2.21	Ruan Zhu Deng Zi No.2918467
18	Shuhai Information big data smart decision-making platform for governmental affairs V1.0	Ruan Zhu Deng Zi No.2962930
19	Shuhai Information campus smart brain information management platform V1.0	Ruan Zhu Deng Zi No.2961899
20	Shuhai Information university big data innovation laboratory platform V1.0	Ruan Zhu Deng Zi No.2962919
21	The three-dimensional linkage system for Epidemic Prevention and control in Shuhai Information Community V1.0	Softcopy Registration No.7128687
22	Shuhai information scanning code aggregation payment system	Softcopy Registration No.7299094
23	Shuhai information social group purchase system	Softcopy Registration No.7296663
24	Shuhai information face recognition payment system V1.0	Softcopy Registration No.7298094
25	Shuhai information online shopping mall System	Softcopy Registration No.7300125

Software Copyright owned by Xunrui Technology
No.	Certification	Certificate No.
26	Xunrui smart security integrated management platform v1.0	Ruan Zhu Deng Zi No.5201855
27	Xunrui big data visual analytics platform v1.0	Ruan Zhu Deng Zi No.5201772
28	Xunrui visual recognition algorithm platform v1.0	Ruan Zhu Deng Zi No.5201824
29	Xunrui non-visual recognition algorithm platform v1.0	Ruan Zhu Deng Zi No.5201861
30	Xunrui epidemic prevention and control linkage early warning system v1.0	Ruan Zhu Deng Zi No.5201704
31	Xunrui smart campus security management system v1.0	Ruan Zhu Deng Zi No.5201776
32	Xunrui smart scenic area security management system v1.0	Ruan Zhu Deng Zi No.5201574
33	Xunrui smart community security management system v1.0	Ruan Zhu Deng Zi No.5201869
34	Xunrui smart one-key alarm management system v1.0	Ruan Zhu Deng Zi No.5201784
35	Xunrui smart guest management system v1.0	Ruan Zhu Deng Zi No.5201780

Software Copyrights owned by Tianjin Information
No.	Certification	Certificate No.
36	Campus danger alarm system V1.0	Softcopy Registration No.7177594
37	Community prevention and control personnel information registration system V1.0	Softcopy Registration No.714470
38	Intelligent Community Management System V1.0	Softcopy Registration No.7125871
39	Community prevention and control health information Management system V1.0	Softcopy Registration No.7131600
40	Campus epidemic prevention and control personnel access management system based on face recognition	Softcopy Registration No.7263518
41	Campus epidemic prevention and control temperature measurement data management system	Softcopy Registration No.7242759
42	Intelligent community intelligent monitoring and management system V1.0	Softcopy Registration No.7558127
43	Campus information Management System V1.0	Softcopy Registration No.7561345
44	Intelligent community access control management system	Softcopy Registration No.7568924
45	Community prevention and control temperature measurement data management system	Softcopy Registration No.7565701
46	Campus monitoring system V1.0	Softcopy Registration No.7570612
47	Community prevention and control personnel information Management system V1.0	Softcopy Registration No.7570807

Intelligent hardware terminal:

During the reporting period, the non-visual perception system and the all-in-one machine for face recognition and temperature measurement developed by independent innovation continued to be updated and iterated against the COVID-19 pandemic, making outstanding contributions to the accurate epidemic screening and prevention and control in Various application scenarios in Chinese society, especially in campuses, communities, hospitals and public transportation. In this fiscal year, under the background of China’s digital economy, intelligent manufacturing, smart city and other national economic policies, the Company seized historical opportunities and carried out comprehensive layout, R&D and production around smart hardware. Facing the industrial Internet of things, the Company is developing ultrasonic flaw detection detector, mechanical and electrical equipment abnormal sound monitor; In terms of smart city, Tian-Er voice recognition alarm upgraded to 2.0 is planned to be officially released and sold before the end of this year, Tian-Er strong sound remover has completed 1.0 development, and Tian-Er natural disaster warning system is currently in the experimental stage. In the aspect of medical beauty, the Company has completed 1.0 development of commercial ultrasonic beauty instrument and household ultrasonic beauty instrument. In the aspect of medical care, hypnotic brain awakening instrument and senile dementia sound therapy instrument have completed 1.0 development and are being tested commercially. For people’s livelihood, version 1.0 of Directional Sound and directional sound module has been completed, and it is planned to be officially released and sold before the end of this year. Facing agriculture, ultrasonic insect repellent has formed 1.0 products, vocal music encourages oxytocin instrument is in the experimental stage.

3. Intellectual property rights

As of the date of this report, we have obtained 47 copyright registrations in China for our software and 4 independent patents in China. In addition, we filed 11 patent applications, which are currently under review.

4. Planning for innovation

The Company’s innovation planning focuses on the following two aspects:

1.	Continue to strengthen the innovation of existing technologies. Mainly strengthen the non-visual perception system audio pre-alarm, blockchain in a safe state, infrared night vision, binocular monitoring system, visual perception infrared temperature measurement, face recognition + voiceprint recognition, video recognition and audio recognition fusion. With the special scenes under the abnormal sound recognition and other aspects, more independent innovations have been formed.

2.	Quickly promote the transformation of technological achievements into application products. Based on the existing 18 technical achievements, the focus is on the realization of functions of visual and non-visual fusion perception algorithms in intelligent security systems and intelligent hardware.

5. R&D investment

As for the fiscal year ended June 30, 2020 and 2021, we spent $1,114,486 and $851,839 in research and development, respectively. Datasea, Shuhai Beijing as VIE, and its subsidiaries intend to invest approximately $10 million in technological product development over the next three years, of which the budget for each sector is presented in the table below.

No.	Item	% in budget
1	Salary of R&D personnel (incl. the introduction of high-end talents)	60%
2	Procurement of scientific research facilities	18%
3	Procurement of testing devices	6%
4	Intermediate testing and tooling	5%
5	Establishment of new technical schedule	4%
6	Appointment of external technical experts	5%
7	Others	2%

Product Manufacture

1. Mode of production

In order to save costs and based on a comprehensive understanding of the industry and market, the Company has adopted the mode of outsourcing in manufacturing, but carried out the mode of independent or joint design in technological R&D and product appearance.

2. Control over manufacturing process and quality

1.	The Company has the following requirements on outsourcing partners: independent production facilities, advanced manufacturing equipment, smart production lines, abundant outsourcing cooperation cases and a good reputation in the industry.

2.	Outsourcing partners shall pass through ISO9001:2008, ISO14001:2004, OHSAS18001:2007 and CCC certification, and meet our production and manufacturing standards.

3.	Outsourcing partners should have a separate quality management department to take charge of the overall quality management system including establishment, maintenance and continuous improvement.

4.	Outsourcing partners should have built up a relatively-complete quality management system;

SQA: control over supplier quality system, quality standard formulation, quality assurance capability improvement and guidance, material quality confirmation;

IPQC: responsible for quality control of the manufacturing process, to make sure that the manufacturing process meets relevant technical and quality requirements, and problems are timely identified, back-fed and addressed;

QC: responsible for overall inspection and delivery inspection of finished products;

5.	The Company checks whether the manufacturing quality of outsourcing partners meets the Company’s requirements by assigning resident personnel to do sample testing of manufactured goods and collecting feedback on customers’ actual use experience.

3. Outsourcing partner and outsourced products

During the year ended June 30, 2021, the Company built partnerships with several outsourcing partners, including Shenzhen Guangan Shixun Technology Co., Ltd. The Company is currently working with other outsourcing partners on new opportunities to reserve and optimize our outsourcing resource pool.

No.	Major Outsourcing Partner	Outsourced Product
1	Hangzhou Tuya Technology Co., Ltd.	Temperature measurement + face recognition smart device
2	Hangzhou Yufan Intelligent Technology Co., Ltd.	Face recognition device
3	Shenzhen Zhongyang Communications Co., Ltd.	Face recognition temperature measurement device, intelligent thermometer
4	Zhejiang Uniview Technology Co., Ltd	Network camera, hard disk video recorder, access control equipment
5	Zhengzhou Zhaolan Electronic Technology Co., Ltd	Face recognition terminal
6	Guang’an Video Technology Co., Ltd	Panel machine
7	Zhengfei Defense Technology (Hangzhou) Co., Ltd	Panel machine
8	Hangzhou Uni-Ubi Intelligent Technology Co., Ltd	Panel machine
9	Maote (Shanghai) Internet of things Co., Ltd	Elderly care positioning beacon and bracelet
10	Shenzhen Wenchang Technology Co., Ltd	Panel machine
11	Shenzhen Zhongtian Intelligent System Co., Ltd	Smoke alarm, Gas alarm
12	Ant Jinfu (Hangzhou) Network Technology Co., Ltd	Alipay box
13	Shenzhen Alfeng Technology Co., Ltd	Smart screen terminal
14	Guangdong Tianzhihe Information Technology Co., Ltd	Smart screen terminal
15	Shenzhen Star IOT Co., Ltd	Access control equipment
16	Shenzhen Weiyu Intelligent Technology Co., Ltd	Access control equipment
17	Shenzhen Weiyu Intelligent Technology Co., Ltd	Access control equipment
18	Shenzhen Duodu Technology Co., Ltd	Access control equipment
19	Shenzhen Ximo Intelligent Technology Co., Ltd	Access control equipment
20	Foshan Suoante Technology Co., Ltd	Access control equipment
21	Shenzhen Zhiguo Internet Technology Co., Ltd	Access control equipment
22	Beijing Zhicun Technology Co., Ltd	Vtm1001 chip
23	Chengdu Qiyingtailun Technology Co., Ltd	CI1102 chip
24	Pinwu (Tianjin) Technology Co., Ltd	Voice acquisition and alarm shell
25	Shenzhen Huangli Intelligent Technology Co., Ltd	Smart sound noise reduction headset、Adaptive Call noise reduction box

Market operation

By the end of the reporting period, Shuhai Beijing and its subsidiaries have built up a marketing system, expanded regional markets of smart security products and projects at home and abroad, and achieved better marketing performance in contrast to that of last year.

1、Progress of regional market development

Shuhai Beijing and its subsidiaries have recently expanded our business and customer development to 13 provinces in China, such that our products are sold in about 40% of the provincial administrative regions in China.

Progress of regional market development

China (by administrative region)

1	Beijing (Municipality)
2	Tianjin (Municipality)
3	Hebei Province
4	Anhui Province
5	Fujian Province
6	Guangdong Province
7	Jiangsu Province
8	Shanxi Province
9	Henan Province
10	Inner Mongolia Autonomous Region
11	Liaoning Province
12	Jilin Province
13	Heilongjiang Province
14	Zhejiang Province
15	Shanghai
16	Chongqing
17	Yunnan Province
18	Shanxi Province

China (by regional economic belt)

1	Three Northeastern Provinces
2	Beijing-Tianjin-Hebei
3	Yangtze River Delta
4	Central and Western Regions
5	Guangdong-Hong Kong-Macao Greater Bay Area

2、Contract execution (as of the date of this report)

In terms of smart city construction, Heilongjiang Xinrui Technology, Co., Ltd (“Xinrui”) completed the Campus security intelligent control Platform project of The First School of Harbin New Area in this fiscal year; Harbin 73rd Middle School Campus Security Intelligent Control Platform Project; China Pacific Life Insurance Heilongjiang Branch office building access control, monitoring, alarm and other projects specific implementation. As a new part of smart city construction, satellite remote sensing project has carried out preliminary tests in a small market of satellite remote sensing cloud image analysis technology achievements.

☐	As of June 31, 2021, Shuhai Zhangxun’s 5G messaging program has signed 14 regional partner agreements, covering Hangzhou, Shanghai, Qujing, Yunnan, Zhengzhou, Henan, Xi ‘an, Shaanxi, and Chongqing.

☐	November 2020, Shuhai Zhangxun reached an intention to cooperate with China Mobile Internet

☐	January 2021, Shuhai Zhangxun obtained the authorization of 5G message development from ZTO Express Group

☐	February 2021, Shuhai Zhangxun obtained the authorization of 5G message development of Jiangsu Branch of ZTO Express Group

☐	In February 2021, Shuhai Zhangxun obtained the 5G message development authorization of “Ai La” Catering Group

☐	In March 2021, “Pharmacy Network” reached strategic cooperation to jointly build 5G messaging platform for pharmaceutical e-commerce

☐	In March 2021, Shuhai Beijing became the governing unit and member of 5G Information Working Group of MiIT.

☐	In April 2021, Shuhai Beijing and Shuhai Zhangxun each became a member of China Communication Enterprises Association.

☐	May 2021, Zhangxun participated in Jiangsu Mobile “brilliant 5G” ChatBot Developer Competition and won the first prize.

☐	In May 2021, Shuhai Zhangxun signed a distribution cooperation agreement with Jiadboya (Zhejiang) Culture Co., LTD. (“Jiadboya”) with the goal of providing a 5G messaging marketing cloud platform (“5G MMCP”) to 50,000 corporate customers in Jiangsu province, Zhejiang Province and Shanghai City.

☐	In June 2021, Shuhai Zhangxun and Yuantong National Engineering Laboratory jointly initiated the establishment of “5G Messaging Application Research Joint Laboratory”.

☐	June 2021, Shuhai Beijing attended the Asia-Pacific 5G Messaging Application Conference and won the “5G Messaging Leadership Enterprise Award”

☐	In June 2021, national regional partner recruitment will be launched

☐	In July 2021, Shuhai Beijing and Zhangxun obtained the authorization of 5G message development of ZTO Express Group Guangxi Branch

☐	In July 2021, Shuhai Beijing and Zhangxun passed ZTE Openlab 5G messaging platform access certification

☐	Zhangxun became a 5G messaging CSP partner of Jiangsu Mobile in August 2021

Intelligent Payment. In this fiscal year, Shuhai Beijing and Guohao Century (Beijing) Technology Co., Ltd (“Guohao Century”) , a wholly-owned subsidiary of Shuhai Beijing completed the campus direct drinking water project of Guangdong Dingxin Hong Tu Technology Co., LTD., Shenzhen Odomke Wine Co., LTD., Shanwei City Jinhua Gas Station and other projects. Now Shuhai Beijing and Guohao Century have put together a variety of payment and settlement on market channels, such as payment and settlement treasure, WeChat, UnionPay, Jingdong, support for multiple terminals, such as PC, mobile terminals, intelligent terminal, and the unity of the POS machine and so on payment and settlement products, no matter merchants use which kinds of payment and settlement channels, as long as through the payment and settlement system access, You can use the payment and settlement system statement and data statistics to achieve comprehensive aggregation of collection, settlement and data statistics. The system provides merchants with full-scene intelligent software and hardware payment and settlement solutions, including QR code speaker, small white box, facial payment and settlement equipment and other intelligent cashier terminals, and provides cloud platform and operating system services. Through the cloud platform of intelligent hardware, Shuhai Beijing and Guohao Century provide cloud device management services, payment and settlement software solution services, and payment and settlement technology docking services for merchants from all walks of life.

3、Revenue-cost structure

Operating revenue	Operating cost	Gross margin
$175,138	$81,135	$94,003

As of June 30, 2021, the Company achieved operating revenue of US$175,138 and operating costs of US$81,135, with an average gross ratio at 53%.

The Company obtained cash advance from 5G messaging agency with $189,527 as of June 30 2021.

4、Operation of holding entities and affiliated companies

Following the development direction of the Company, the Company adopt the parent-subsidiary corporate management mode, with headquarters as the strategic and investment decision-making center, and the subsidiaries and VIEs as entities for market and project operation. The preliminary layout for the present stage has been finished.

Shuhai Beijing has five holding entities and affiliates, including: Heilongjiang Xunrui Technology Co., Ltd., Guozhong Times (Beijing) Technology Co., Ltd., Guohao Century (Beijing) Technology Co., Ltd., Guozhong Hoze (Beijing) Technology Co., Ltd., and Shuhai Jingwei (Shenzhen) Information Technology Co., Ltd. Hangzhou Shuhai Zhangxun. And Hangzhou Shuhai Zhangxun got cash advance from 5G messaging agency with $189,527.

Customers

Smart city: The industrial application customers of Datasea Smart City include medical care, transportation, logistics, finance (banking, securities, insurance), communication, education, energy, environmental protection, etc., with the focus on schools and communities. In this fiscal year, Xinrui completed the Campus security intelligent control platform project of the First School of Harbin New District; Harbin 73rd Middle School Campus Security Intelligent Control Platform Project; China Pacific Life Insurance Heilongjiang Branch office building access control, monitoring, alarm and other projects specific implementation. The main customer groups of satellite remote sensing project provide satellite cloud image analysis technical services to all levels and various governments.

Acoustic Intelligence: The customer group of acoustic intelligence is classified according to the industry. In the application of industrial Internet of Things, it mainly targets at all kinds of traditional manufacturing, high-end manufacturing, intelligent manufacturing and other factories and enterprises to meet the requirements of testing and flaw detection of production equipment or products. In terms of smart city application, it mainly provides government departments with natural disaster early warning and government enterprises and families with products and services in safety prevention. With the rapid aging of China’s population, from students to workplace workers, managers, entrepreneurs, investors, civil servants and other people are generally facing great learning, work pressure and anxiety, we also provide medical institutions, families and individuals with ultrasound beauty, hypnosis, dementia and other products; The industrial application customers of directional sound products include commercial supermarkets, banks, hospitals, schools, homes and other users. They mainly solve the sound in a noisy environment, create multiple independent and non-interference specific areas, and complete the information transmission efficiently and quickly. In addition, directional sound products enable the sound playback function upgrading of white goods, intelligent large screen, intelligent signage and other products of manufacturers. With the improvement of people’s quality of life, to have no pesticides, pollution-free organic vegetables, animal and plant to further improve the quality of the demand, on how to replace the pesticides kill pests and improve dynamic value content feed production, several sea acoustic intelligence application in the field of agriculture mainly provide ultrasonic insect repellent and vocal music fan oxytocin products, the main customers include farm, planting animal husbandry enterprises, agricultural machinery, etc.

5G messaging: Based on the characteristics of its marketing services to the platform, 5G messaging can empower thousands of industries. Customers can be divided into two categories: TO G and TO B.TO G terminal can provide accurate and new public service products for the government for enterprises and citizens. Through one-stop touch and cloud service interaction, it solves the pain points that governments at all levels and all kinds of governments have single content based on traditional SMS communication and poor user experience. For G terminal, digital sea 5G message marketing cloud platform, finance, electricity, logistics, e-commerce, catering, tourism and other industries. From the perspective of competitive customers and existing customers: traditional SMS users, WeChat mini program/public account users, Alipay mini program and life users, government and people’s livelihood service APP users are all prospective customers of 5G messages. Such prospective customer oriented education costs and marketing costs, 5G messages customers into advantage does not change the number of small procedures, the public, life, and used in the APP, can flow smoothly transferred to 5G messages cloud platforms, according to the existing consumption and use habits can better enjoy the5G messages brings the convenience of cloud services and high efficiency.

Smart payment: With the demand of merchants’ marketing expansion, accounting management, terminal operation and maintenance, capital services and other aspects, traditional payment methods are characterized by decentralization, bringing poor use experience to merchants and users’ settlement. Relying on its own technical advantages, Smart Payment Has launched “payment +” comprehensive service for the industry. Industry users include e-commerce, retail, cross-border, logistics, tourism, aviation, education, mutual finance, insurance, digital entertainment, public utilities, etc. In this fiscal year, 11 institutions in consumer, finance, business and other industries signed agreements covering 8 cities including Shanghai, Shenzhen, Guangzhou, Dongguan, Shanwei, Xiamen and Tianjin, realizing the expansion of smart payment business.

Competition

1、 The Company is engaged in the trillion-level security industry

Smart city: According to the Prediction of Qianzhan Industry Research Institute, the market size of Smart city in China will reach 25 trillion yuan by 2022.

Acoustic intelligence: According to Yi Ou Think tank “2021 China intelligent voice industry solutions and service providers brand evaluation” report analysis pointed out that in 2020, policy, economy, technology, social multidimensional drive traditional enterprise digital transformation, with the advantages of reducing labor costs, improve the efficiency of enterprise automation, Intelligent voice system has become the core power of enterprise digital transformation. According to the report, the scale of intelligent voice market is expected to reach 56.48 billion yuan in 2023, and the voice market still has great space for development.

5G Messaging: According to the Global System for Mobile Communications Association, as of September 2020, 90 Mobile network operators around the world launched RCS, with 473 million Global monthly active users; The RCS market is expected to be about $74 billion by the end of 2021.Mobilesquared predicts that 74.6% of smartphone users will use RCS channels to communicate by 2023.China is set to become one of the largest single contributors to global mobile Internet user growth over the next few years, accounting for nearly 20 per cent of the global total.

Smart payment: IResearch consulting report, it is expected that by 2022, China’s mobile payment will transform from a single payment service to digital upgrading services of the whole industry chain, and third-party industrial payment will reach 177.2 trillion

2、The Company has been in the stage of intelligent security

With the progress of technology and the deepening of application form, the industrial upgrading of security industry follows the development path of “traditional security -> digital security -> network security -> intelligent security”, and the technological innovation and industrial application of the Company has fully achieved in the stage of intelligent security.

3、The Company enjoys outstanding advantages in technological innovation capabilities

The Company’s outstanding advantages in technological innovation capabilities are in algorithms, front-end perception and system integration.

●	The algorithm mainly revolves around the innovation of visual and non-visual fusion perception algorithms.

●	Front-end perception is mainly regarding the integration and productization of the Company’s algorithm technology into intelligent perception hardware.

●	System integration is mainly reflected in the Company’s intelligent security management system interconnecting various front-end intelligent perception hardware to form the Internet of Things, and collecting various real-time data combined with visual and non-visual fusion perception algorithms to analyze and process the data to establish our big data analysis and decision-making Management platform.

4、Peer comparison of the Company’s core technologies

The principal direction guiding our innovation and R&D are hi-tech products based on fusion of visual and non-visual perceptions. In contrast to peer competitors in the industry, the following shall be taken as our advantages:

Subject	industry	Datasea, Inc.
Identification	face recognition	Face recognition + voice print recognition
Abnormal recognition	Video recognition or audio recognition	Video recognition and audio recognition are integrated
Speech recognition	semantic recognition or voiceprint recognition	“semantic + voiceprint” fusion perception
Algorithm execution	Algorithm center side	algorithm edge side
Perception, intervention	perception and intervention are separated from each other.	“Fusion perception + intervention control” is combined
Voice healing	Normal vocal frequency	Normal vocal frequency + infrasonic frequency
Sound propagation	broadcasts	directional sound + energy matrix

Note: The above products are currently under laboratory development with periodic breakthroughs. The application for relevant invention patent is now under substantive examination.

5、Strategy for building competitive barriers in the direction of security intelligence

The overall construction principle. In the R&D of new technologies and solutions, the basic technical links or modules are customized based on certain standardization to achieve cost reduction and efficiency enhancement; Continuing to explore the actual needs of the AI + security market, and improve market responses and expectations of security intelligence.

The Company is building up our overall competition barriers by implementing four comprehensive deployments as follows:

●	Frontier core technology R&D investment and innovation development

●	Large-scale deployment and implementation capacity of smart security engineering projects

●	Manufacturing supply chain system

●	Market operation system

Government Regulation; Licenses

Our operations are subject to and affected by PRC laws and regulations. The primary governmental regulation regulating the Internet security equipment industry in the PRC is the Cybersecurity Law, effective June 1, 2017, which governs entities providing “critical information infrastructure.” This statute provides basic protections for Internet users, such as not selling individual’s data to other companies without the user’s permission and not knowingly distributing malware. China’s new Data Security Law took effect in September 2021. The Data Security Law provides that data processing activities must be conducted based on “data classification and hierarchical protection system” for the purpose of data protection and prohibits entities in China from transferring data stored in China to foreign law enforcement agencies or judicial authorities without prior approval by the Chinese government.

On December 28, 2021, thirteen governmental departments of the PRC, including the Cyberspace Administration of China (the “CAC”), issued the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that an online platform operator, which possesses personal information of at least one million users, must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries. Because the VIE’s current operations do not possess personal information from more than one million users at this moment, the Company does not believe that the Company is subject to the cybersecurity review by the CAC. In addition, as of the date of this report, the Company has not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has the Company received any inquiry, notice, or sanction related to cybersecurity review under the Cybersecurity Review Measures.

The wholly owned subsidiaries and the VIE and its subsidiaries are required to have, and each has, a business license issued by the PRC State Administration for Market Regulation and its local counterparts. In addition, major PRC regulations applicable to our products and services and the Internet security industry include Internet Security Protection Technology Measures Provision (Ministry of Public Security Order No. 82) (“Order 82”). Order 82 specifies certain security measures Internet service providers shall take to ensure Internet security. Providers of ISP connecting service and Internet-based data processing service are within the scope of Order 82. It does not call for any license or permission to any entities.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. Although we believe that CSRC’s approval is not required for the listing and trading of our common stock on Nasdaq, we cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we do.

1. The primary governmental regulations applicable to Xinrui “Safe Campus” security system are:

(i) Security Management Regulations on Kindergartens, Elementary Schools, Middle Schools and High Schools promulgated by the Ministry of Education which requires the school management to comply with its specific requirements; (ii) The Twelfth Five Year Plan of National Education XI promulgated by the Ministry of Education in 2012 urging schools to increase investment in key areas and weak links, and constantly improve school information, modernization, and enhance the development of education system; (iii) “Notice from the Ministry of Education and Other Nine Ministries and Commissions on Accelerating the Advancement of Educational Information on a Number of Key Work ” (Teaching [2012]); (iv) Ministry of Public Security, General Office of the Ministry of Public Security (2015) No. 168 “On the Issuance of Security Regulations of Kindergartens, Elementary Schools, Middle Schools and High Schools (Trial) Notice” which allows the installation of electronic surveillance systems on campus; (v) Office of the State Council Education Steering Committee (National Education Supervision letter [2016] No. 22) “On the Implementation of the Campus Bullying Prevention Governance;” and (vi) “Opinions of the General Office of the State Council on Strengthening the Construction of Safety Risk Prevention and Control System for Kindergartens, Elementary Schools, Middle Schools and High Schools (Trial) Notice ” (Guo Ban Fa [2017] No. 35).

2. The primary governmental regulations applicable to the “Scenic Area” system are:

Notice on Securing Epidemic Control and Orderly Resumption of Scenic Areas (Wenlvfadian [2020] No. 71) by the Ministry of Culture and Tourism as well as National Health Commission of emphasizes the role of the “Internet + tourism” service platform and the adoption of big data analysis and other new technological means to promote smart tourism and passenger flow management; On Revising and Printing Implementation Measures for Inspection, Qualification and Management of National Sample Tourism Areas (Trial Version), and Notice on Inspection Standards for National Sample Tourism Areas (Trial Version) (Banziyuanfa [2020] No. 30) by the General Office of the Ministry of Culture and Tourism clarifies the inspection standards for building of information platform of smart scenic areas and building of smart security software/hardware infrastructure.

3. The primary governmental regulations applicable to SCB Operating Entities’s “Smart Community” system are:

Notice on printing and releasing the Smart Community Construction Guideline (Trial Version) (Jianbanke [2014] No. 22) by the General Office of Ministry of Housing and Urban-Rural Development clearly states that smart community construction is an essential part of smart city construction.

Shuhai Beijing currently maintains the following licenses issued by the PRC government that are material to its operations:

●	Business License issued by Beijing Municipal Industry and Commerce Administration;

●	Beijing Statistics Registration Certificate issued by Beijing Municipal Bureau of Statistics;

●	Value-Added Telecommunications Business Operating License issued by Ministry of Industry and Information Technology;

●	Security Engineering Qualification Certificate issued by China Security Technology Prevention Industry Association; and

●	CCC (China Compulsory Certification) by China Quality Certification Center.

Shuhai Beijing also maintains the following certificates that is helpful to its business:

●	National High Tech Enterprises Certificate jointly issued by Beijing Municipal Science & Technology Commission, Beijing Municipal Finance Bureau, and Beijing Municipal Tax Service, State Taxation Administration;

●	Zhongguancun High Tech Enterprises Certificate issued by Zhongguancun Science Park Administrative Committee;

●	Membership Certificate issued by China Security Technology Prevention Industry Association;

●	Information Security Management System Certificate issued by Beijing Inspection and Certification Limited Company; and

●	Environmental Management System Certificate issued by Huaxinchuang (Beijing) Certification Center Co., Ltd

Employees

As of the date of this report, we have a total of 81 full time employees and no part time employees. The following table sets forth the number of our employees categorized by function as of that date:

Function	Total Number of Employees
Management	8
Human Resources Administrative Management	12
Internal Controls	2
Capital Operation	8
Purchase	2
Marketing and Sales	12
Research & Development	33
Finance & Accounting	4
Total	81

Item 1A. Risk Factors

An investment in our common stock is very speculative and involves a high degree of risk. You should carefully consider the following risk factors in evaluating our business before purchasing any shares of our common stock. No purchase of our common stock should be made by any person who is not in a position to lose the entire amount of his or her investment. The order of the following risk factors is presented arbitrarily. You should not conclude the significance of a risk factor because of the order of presentation. Our business and operations could be seriously harmed as a result of any of these risks.

Risk Factors Summary

Risks Relating to Our Business and Industry

●	We have a limited operating history developing smart security solutions and education technologies.

●	Our independent registered public accounting firm’s auditors’ report includes an explanatory paragraph stating that there is substantial doubt about our ability to continue as a going concern, although it is noted that such liquidity concern was mitigated by the Company’s financing closed on July 20, 2021.

●	Supply chain issues could have an adverse impact on our business and operating results.

●	We intend to invest in engineering and marketing activities and may not achieve the desired results.

●	Our business substantially depends upon the continued growth of the security, security-based systems, and education technologies, the decrease of which could have a negative impact on our business.

●	Product quality problems could lead to reduced revenue, gross margins, and net income.

●	We will likely have to incur indebtedness or issue new equity securities to fund future growth.

●	Our success is dependent on retaining key personnel who would be difficult to replace.

●	If we fail to anticipate and adapt to the changes and evolutions, our operations will be adversely affected.

●	We depend on contract manufacturers, and our production and products could be harmed if they are unable to meet our volume and quality requirements and alternative sources are not available.

●	Changes to existing regulations may present technical, regulatory and economic barriers to the provision of our products and services.

●	The control deficiencies in our internal control over financial reporting may, until remedied, cause errors in our financial statements or cause our filings with the SEC to not be timely.

●	We have seen a substantial improvement and progress in our internal control over financial reporting. If no improvement measures are taken, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

●	Our compliance with complicated U.S. regulations concerning corporate governance and public disclosure will result in additional expenses. Moreover, our ability to comply with all applicable laws, rules and regulations is uncertain given our management’s relative inexperience with operating U.S. public companies.

●	Failure to comply with the Foreign Corrupt Practices Act could adversely affect our business.

●	We may be subject to liability if private information that we receive is not secure or if we violate privacy laws and regulations.

Risks Relating to Our Corporate Structure

●	If the PRC government deems that the VIE Agreements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries or other laws or regulations of the PRC, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, which may therefore materially reduce the value of our ordinary shares.

●	We depend upon the VIE Agreements in conducting our business in the PRC, which may not be as effective as an equity ownership structure.

●	We may not be able to consolidate the financial results of some of the affiliated companies or such consolidation could materially adversely affect our operating results and financial condition.

●	Because we rely on the Operation and Intellectual Property Service Agreement with Shuhai Beijing for our revenue, the termination of this agreement would severely and detrimentally affect our continuing business viability under our current corporate structure.

●	Contractual arrangements entered into by the subsidiary and the PRC operating affiliate may be subject to scrutiny by the PRC tax authorities. Such scrutiny may lead to additional tax liability and fines, which would hinder our ability to achieve or maintain profitability.

●	We conduct our business through Shuhai Beijing by means of VIE Agreements. If the PRC courts or administrative authorities determine that these contractual arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in such PRC laws and regulations may materially and adversely affect our business.

●	The stockholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

●	If any of the affiliated entities becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy assets held by such entity.

●	We are a “controlled company” and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

Risks Associated With Doing Business in China

●

Changes in the policies of the PRC government could have a significant impact upon the business we may be able to conduct in the PRC and the profitability of our business.

Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business that we may be able to conduct in the PRC and accordingly on the results of our operations and financial condition.

Draft rules for China-based companies seeking for securities offerings in foreign stock markets was released by the CSRC for public consultation. While such rules have not yet come into effect, the Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our common stock to investors and could cause the value of our common stock to significantly decline or become worthless.

The development of COVID-19 and A slowdown or other adverse developments in the PRC economy may harm our customers and the demand for our services and our products.

●	Actions by the Chinese government to exert more oversight and control over China-based issuers could significantly change our operations, limit or completely hinder our ability to offer securities to investors.

●	A slowdown in the PRC economy may harm the demand for our services and our products.

●	If relations between the United States and China worsen, investors may be unwilling to hold or buy our stock and our stock price may decrease.

●

Future inflation in China may inhibit the profitability of our business in China and the fluctuation of the Renminbi may have a material adverse effect on your investment.

The fluctuation of the Renminbi may have a material adverse effect on your investment.

●	Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.

●	The PRC subsidiaries and affiliated entities are subject to restrictions on making dividends and other payments to us.

●	Uncertainties with respect to the PRC legal system could have a material adverse effect on us

●	The PRC’s legal and judicial system may not adequately protect our business and operations and the rights of foreign investors.

●	Because our principal assets and most of our directors and officers are outside the United States, it may be difficult for you to enforce your rights based on U.S. federal securities laws against us and our officers and directors in the U.S. or to enforce a U.S. court judgment against us or them in the PRC.

●	Certain PRC regulations may require a complicated review and approval process which could make it more difficult for us to pursue growth through acquisitions in China.

●	PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to the PRC subsidiary and affiliated entities.

●

Governmental control of the convertibility of Renminbi and restrictions on the transfer of cash into and out of China may constrain our liquidity and adversely affect our ability to use cash in our operation.

We must remit the offering proceeds to China in a future issuing before they may be used to benefit our business in China, the process of which may be time-consuming, and we cannot assure that we can complete all necessary governmental registration processes in a timely manner.

●	A failure by the beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC law.

●	We may be subject to fine due to our insufficient payment of the social insurance and housing fund of the employees.

●	You may face difficulties in protecting your interests and exercising your rights as a stockholder of ours since we conduct substantially all of our operations in China and most of our officers and directors reside in China.

●	You may experience difficulties in protecting your rights through the United States courts.

●	Increases in labor costs in the PRC may adversely affect our business and our profitability.

●

Our auditor is headquartered in the United States, and is subject to inspection by the PCAOB on a regular basis. To the extent that our independent registered public accounting firm’s audit documentation related to their audit reports for our company become located in China, the PCAOB may not be able inspect such audit documentation and, as such, you may be deprived of the benefits of such inspection and our common stock could be delisted from the stock exchange pursuant to the Holding Foreign Companies Accountable Act and Accelerating Holding Foreign Companies Accountable Act.

Investing in our common stock involves a high degree of risk, including the risk of losing your entire investment. In light of recent events indicating greater oversight by the CAC over data security, we may be subject to a variety of PRC laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business and our securities.

Compliance with China’s new Data Security Law, Measures on Cybersecurity Review (revised draft for public consultation), Personal Information Protection Law (second draft for consultation), regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect our business.

●	We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely to us, materially disrupt our business.

Risks Relating to an Investment in Our Common Stock

●	Our majority stockholders will control our Company for the foreseeable future, including the outcome of matters requiring stockholder approval.

●	An active and visible trading market for our common stock may not develop.

●	The market price for our common stock may be volatile.

●	Our common stock is thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

●	Our common stock may be considered a “penny stock,” and thereby be subject to additional sale and trading regulations that may make it more difficult to sell.

●	FINRA sales practice requirements may also limit your ability to buy and sell shares of our common stock, which could depress the price of shares of our common stock.

●	Potential future sales under Rule 144 may depress the market price for our common stock.

●	Volatility in our common stock price may subject us to securities litigation.

●	We are not likely to pay cash dividends in the foreseeable future.

Risks Relating to Our Business and Industry

We have a limited operating history as a developer of smart security solutions and education technologies. Our limited operating history may not provide an adequate basis to judge our future prospects and results of operations.

We have a limited operating history. The operating entity, Shuhai Beijing, was formed in February 2015 and has yet to generate material revenues and it may not generate material revenue or any profit for the foreseeable future. We are still in the process of developing, marketing and expansion of our business. We expect that our safe campus, scenic area and public community security systems supported by our smart security solutions will be our core business in the future. We have limited experience and operating history in developing and marketing our products and services. In addition, the market for our products and services is highly competitive. If we fail to successfully develop and offer our products and services in an increasingly competitive market, we may not be able to capture the potential growth opportunities associated with our products and services or recover our development and marketing costs, and our future results of operations and growth strategies could be adversely affected. Our limited history may not provide a meaningful basis for investors to evaluate our business, financial performance and prospects.

Our independent registered public accounting firm’s auditors’ report includes an explanatory paragraph stating that there is substantial doubt about our ability to continue as a going concern.

We are an early and development stage company and have limited financial resources. We had cash balances of $1,065,936 and $49,676 as of June 30, 2020 and June 30, 2021, respectively. We generated revenues of $175,138 during the year ended June 30, 2021. We had a net cash outflow of approximately $1.6 million during fiscal year ended June 30, 2021. We had a deficit of approximately $12,061,858 at June 30, 2021.

Our resources and source of funds have primarily consisted of loans and capital contributions from shareholders and funds raised from equity financing. We believe these are sufficient to keep our business operations functioning for the next twelve months. We have generated revenue of $175,138 from our business during the year ended June 30, 2021, and our expenses will be accrued until sufficient financing is obtained or our shareholders loan us the necessary funds to pay for these expenses. Our independent registered public accounting firm’s auditors’ report includes an explanatory paragraph stating that there is substantial doubt about our ability to continue as a going concern, although it is noted that such liquidity concern was mitigated by the Company’s sale of shares of its 2,436,904 shares of common stock at $3.48 per share on July 20, 2021, raising approximately $7,636,796, after deducting offering costs. No assurances can be given that we will be able to obtain funds from our shareholders or others to continue our operations in the future. We may need to seek additional financing. The financing sought may be in the form of equity or debt financing or a combination of both from various sources as yet unidentified. No assurance can be given that we will generate sufficient revenue or obtain the necessary financing to continue as a going concern and the failure to do so could cause us to cease our operations.

On July 20, 2021, the Company entered into a securities purchase agreement with certain institutional investors, pursuant to which the Company agreed to sell to such investors an aggregate of 2,436,904 shares of common stock of the Company at a purchase price of $3.48 per share. The Company also sold warrants to purchase 1,096,608 shares of common stock to such investors in a concurrent private placement. The closing of the sales of these securities under the securities purchase agreement took place on July 22, 2021. The net proceeds from the transactions were approximately $7,636,796, after deducting certain fees due to the placement agent and the Company’s estimated transaction expenses, and will be used for working capital and general corporate purposes, and for the repayment of debt.

Supply chain issues that increase our costs or cause a delay in our ability to fulfill orders, could have an adverse impact on our business and operating results, and our failure to estimate customer demand properly may result in excess or obsolete component supply, which could adversely affect our gross margins.

Currently, we do not own or operate our manufacturing facilities, but rely on third-party contractors to manufacture our products, and expect that we will continue to rely on existing and new contractual manufacturers for the foreseeable future. The following reliance issues could have an adverse impact on the supply of our products and on our business and operating results:

●	Any financial problems of our contract manufacturers or component suppliers could limit supply or increase costs;

●	Reservation of manufacturing capacity at our contract manufacturers by other companies, inside or outside of our industry, could limit supply or increase costs; and

●	Industry consolidation occurring within one or more component supplier markets could limit supply or increase costs.

In addition, the following supply chain-related issues could adversely affect our customer relationships, operating results and financial condition:

●	a reduction or interruption in supply of one or more components;

●	a significant increase in the price of one or more components；

●	a failure to adequately authorize procurement of inventory by our contract manufacturers; and

●	a failure to appropriately cancel, reschedule or adjust our requirements based on our business needs.

Over the long term, we intend to invest in engineering, sales, service and marketing activities, and these investments may achieve delayed, or lower than expected, benefits which could harm our operating results.

While we intend to focus on managing our costs and expenses, over the long term, we also intend to invest in personnel and other resources related to our engineering, sales, service and marketing functions as we realign and dedicate resources to key growth areas, such as smart security products and services. We are likely to recognize the costs and expenses associated with these investments earlier than some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. If we do not achieve the benefits anticipated from these investments, or if the achievement of these benefits is delayed, our operating results may be adversely affected.

Our business substantially depends upon the continued growth of the security, security-based systems, and education technologies, the decrease of which could have a negative impact on our business.

A substantial portion of our business and revenue depends on growth and evolution of the security system and education technologies in the PRC and globally, including the continued development and expansion of the Internet. To the extent that an economic slowdown or economic uncertainty and any related reductions in capital spending adversely affect spending on Internet infrastructure, we could experience material harm to our business, operating results and financial condition.

Because of the rapid introduction of new products and changing customer requirements related, we believe that we could receive a high degree of publicity and visibility. Because smart security systems are our major products and resources, our business, operating results and financial condition may be materially adversely affected, regardless of whether or not these problems are due to the performance of our own products or services. Such an event could also result in a material adverse effect on the market price of our common stock independent of direct effects on our business.

Product quality problems could lead to reduced revenue, gross margins, and net income.

The smart security system we provide is highly complex as the products incorporate both hardware and software technologies. Neither we nor our contract manufacturers have developed a sophisticated product testing program due to the limit of available technologies. There can be no assurance that the pre-shipment testing programs we develop in the future will be adequate to detect all defects, including defects in individual products or defects affecting numerous shipments. Such potential defects might interfere with customer satisfaction, reduce sales opportunities or affect gross margins. As an example, software typically contains bugs that can unexpectedly interfere with expected operations. From time to time, we will have to replace certain components and provide remediation in response to the discovery of defects or bugs in our products. There can be no assurance that such remediation, depending on the product involved, would not have a material adverse impact on our business. An inability to cure a product defect could result in the failure of a product line, temporary or permanent withdrawal from a product or market, damage to our reputation, additional inventory costs, or product reengineering expenses, any of which could have a material adverse impact on our revenue, margins and net income.

We will likely have to incur indebtedness or issue new equity securities to fund future growth. If we are not able to obtain additional capital, our ability to operate or expand our business may be impaired and our results of operations could be adversely affected.

Our business requires significant levels of capital to finance the research and development of new products and service platforms that meet the constantly evolving industry standards and consumer demands. As such, we expect that we will need additional capital to fund our future growth. For the time being, we are primarily depending on contribution from shareholders, equity financing and cash income. If cash from such sources is insufficient or unavailable, or if cash is used for unanticipated needs, we may require additional capital sooner than anticipated. Our ability to obtain additional capital on acceptable terms or at all is subject to a variety of uncertainties, including:

●	investors’ perceptions of, and demand for, companies operating in China;

●	conditions of the U.S. and other capital markets in which we may seek to raise funds;

●	our future results of operations, financial condition and cash flows

●	governmental regulation of foreign investment in China;

●	economic, political and other conditions in the United States, China and other countries; and

●	governmental policies relating to foreign currency borrowings.

The sale of additional equity securities would result in dilution of our existing shareholders. In addition, the incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict our operations. It is highly uncertain whether financing will be available in amounts or on terms acceptable to us, if at all. If we are not able to obtain additional capital, our ability to operate or expand our business may be impaired and our results of operations could be adversely affected.

Our success is dependent on retaining key personnel who would be difficult to replace.

Our success depends largely on the continued services of our key management and technical staff. In particular, our success depends on the continued efforts of Ms. Zhixin Liu, our Chairman of the Board of Directors, Chief Executive Officer, President and Corporate Secretary, and Mr. Fu Liu, one of our directors and Ms. Liu’s father. Ms. Liu and Mr. Liu have been instrumental in developing our business model and are crucial to our business development. There can be no assurance that they will continue in their present capacities for any particular period of time. The loss of the services of Ms. Liu and/or Mr. Liu could materially and adversely affect our business development.

The various industries we are in are characterized by constant and rapid technological change and evolving standards. If we fail to anticipate and adapt to these changes and evolutions, our sales, gross margins and profitability will be adversely affected.

Technologies change rapidly in the security solution, new media advertising, micro marketing and data processing industries with frequent new products and service developments and evolving industry standards. Companies operating within these industries are continuously developing new products and services with heightened performance and functionality, putting pricing pressure on existing products. Accordingly, we believe that our future success will depend on our ability to continue to anticipate technological changes and to offer additional product and service opportunities that meet evolving standards on a timely and cost-effective basis. Our failure to accurately anticipate the introduction of new technologies or adapt to fluctuations in the industry could lead to our having significant amounts of obsolete inventory that can only be sold at substantially lower prices and profit margins than anticipated. In addition, if we are unable to develop planned new technologies, we may be unable to compete effectively due to our failure to offer products or services most demanded by the marketplace. Products and services that our competitors develop or introduce may also render our products and services noncompetitive or obsolete. If any of these failures occur, our business and results of operations would be adversely affected.

We depend on contract manufacturers, and our production and products could be harmed if they are unable to meet our volume and quality requirements and alternative sources are not available.

We rely on third party contract manufacturers to provide manufacturing services for our products. If these services become unavailable, we would be required to identify and enter into new agreements with other contract manufacturer or take the manufacturing in-house. The loss of our contract manufacturers could significantly disrupt production as well as increase the cost of production. These changes could have a material adverse effect on our business and results of operations.

Changes to existing regulations may present technical, regulatory and economic barriers to the provision of our products and services, which may significantly increase our costs and adversely affect the results of our operations.

The smart security industry in China is highly regulated by the PRC Ministry of Public Security and Ministry of Industry and Information Technology. The PRC Ministry of Public Security and the Ministry of Industry and Information Technology might change the regulatory framework or impose higher technical standards in the future. As a result of this significant regulation, we may be unable to comply with existing or new laws, rules and regulations, and may have to incur extra costs in connection with engaging new technical staff, improving our existing products, and renewing our licenses.

We have seen a substantial improvement and progress in our internal control over financial reporting. If no improvement measures are taken, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

Our management has assessed the effectiveness of our internal control over financial reporting with an assessment report as of June 30, 2020, and plans to shorten the cycle and increase the frequency concerning the testing cycle for the effectiveness of internal control measures. The annual risk control assessment reporting system will be improved to a quarterly risk control assessment system

Our efforts in the building of internal control system is not limited to the formulation and implementation of financial management and control measures, but focuses on the combination of comprehensive and targeted control to build up an internal control system that best fits us. According to the management system imperfections concerning job responsibilities, departmental processes and so on that are identified through self-examination, the Company, by highlighting six elements of “internal environment, risk assessment, control activities, information and communication, and internal supervision” and seven control measures of separate control of incompatible functions, authorization and approval control, accounting system control, property protection control, budget control, operation analysis control and performance appraisal control”, is gradually establishing and improving an internal control system featuring organizational structure, development strategy, human resources, social responsibility, corporate culture, financial activities, procurement business sales business, research and development, financial reports, comprehensive budget, contract management, internal information transfer and information system and other contents, and it is formulating the internal control system applicable to the whole company and organizing related implementation in accordance with relevant laws and regulations and supporting measures..

By the end of the fiscal year ended June 30, 2021, we have established a Risk Control Department led by the internal control director and a team of legal counsels to ensure the Company’s compliance with relevant regulations and risk management requirements; we also formulated new policies or integrate a series of internal control policies, including but not limited to the process from procurement to payment, the process from payment to the sales, cash management, cost management, budget process, accounts receivable policy, policy to prevent and detect fraud、assets and inventory management, internal audit policy and cost accounting, etc., and we provided training for our employees, such as the Finance Department, Marketing Department, and senior executives; we set the International Affair Department to strengthen our compliance and financing management on the international capital market; and we also employed a new legal counsel in China to enhance the Company’s operational compliance on the Chinese market.

Our compliance with complicated U.S. regulations concerning corporate governance and public disclosure will result in additional expenses. Moreover, our ability to comply with all applicable laws, rules and regulations is uncertain given our management’s relative inexperience with operating U.S. public companies.

As a public company, we are facing with expensive, complicated and evolving disclosure, governance and compliance laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act and the Dodd–Frank Wall Street Reform and Consumer Protection Act. New or changing laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. As a result, our efforts to comply with evolving laws, regulations and standards of a U.S. public company are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, our executive officers have little experience in operating a U.S. public company, which makes our ability to comply with applicable laws, rules and regulations uncertain. Our failure to comply with all laws, rules and regulations applicable to U.S. public companies could subject us or our management to regulatory scrutiny or sanction, which could harm our reputation and stock price.

Failure to comply with the Foreign Corrupt Practices Act could adversely affect our business.

We are required to comply with the United States Foreign Corrupt Practices Act (or FCPA), which prohibits U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some of our competitors, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in mainland China. If our competitors engage in these practices, they may receive preferential treatment from personnel of other companies or government agencies, giving our competitors an advantage in securing business or from government officials who might give them priority in obtaining new licenses, which would put us at a disadvantage.

We have operations, agreements with third parties, and make sales in China. Companies with operations in China have been accused and found guilty of sales practices that involve unlawful activity, including violations of the FCPA. We believe to date we have complied in all material respects with the provisions of the FCPA. However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants and/or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

We may be subject to liability if private information that we receive is not secure or if we violate privacy laws and regulations.

Because we store, process and use data, some of which contain personal information, we are subject to complex and evolving federal, state and foreign laws and regulations regarding privacy, data protection and other matters. Many of these laws and regulations are subject to constant evolvement and change and uncertain interpretation. Any violation of these laws could result in investigations, claims, changes to our business practices, increased cost of operations and declines in user growth, retention or engagement, any of which could materially adversely affect our business, results of operations and financial condition.

In November 2016, the Standing Committee of the National People’s Congress passed China’s first cybersecurity law, or CSL, which took effect in June 2017. The CSL systematically lays out cybersecurity and data protection regulatory requirements and subjects many previously under-regulated or unregulated activities in cyberspace and data management to government scrutiny. Compliance costs and other burdens related to CSL as well as China’s regulatory measures on the collection, storage, use and provision of network data may affect users’ use and acceptance of our products and services, and may have a significant adverse impact on our business, directly affecting our market development channels and financial revenue capacity.

The European Union General Data Protection Regulation 2016/679 (“GDPR”), which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data (i.e., data which identifies an individual or from which an individual is identifiable), affords new data protection rights to individuals (e.g., the right to erasure of personal data) and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our website and input protected information, we may become subject to provisions of the GDPR. Compliance with the GDPR will impose additional responsibilities and liabilities in relation to our processing of personal data. The GDPR may require us to change our policies and procedures and, if we are not compliant, could materially adversely affect our business, results of operations and financial condition.

We are also subject to laws restricting disclosure of information relating to our employees. We strive to comply with all applicable laws, policies, legal obligations, and industry codes of conduct relating to privacy, data security, cybersecurity and data protection. However, given that the scope, interpretation, and application of these laws and regulations are often uncertain and may be conflicting, it is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Any failure or perceived failure by us or our third-party service-providers to comply with our privacy or security policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other user data, may result in governmental enforcement actions, litigation, or negative publicity, and could have an adverse effect on our business and operating results.

Risks Relating to Our Corporate Structure

Our corporate structure, in particular, the Variable Interest Entities (or VIE), and their Agreements (or VIE Agreements), are subject to significant risks, as set forth in the following risk factors.

If the PRC government deems that the VIE Agreements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries or other laws or regulations of the PRC, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, which may therefore materially reduce the value of our ordinary shares.

We are a holding company incorporated in Nevada. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through the operating entities established in the People’s Republic of China, or the PRC, primarily the variable interest entity (the “VIE”). Due to PRC legal restrictions on foreign ownership in any internet-related businesses we may explore and operate, we do not have any equity ownership of the VIE, instead we control and receive the economic benefits of the VIE’s business operations through certain contractual arrangements. Our common stock that currently listed on the Nasdaq Capital Markets are shares of the Nevada holding company that maintains service agreements with the associated operating companies. The Chinese regulatory authorities could disallow our structure, which could result in a material change in our operations and the value of our securities could decline or become worthless. For a description of our corporate structure and contractual arrangements, see “Corporate Structure” on page 24 and “VIE Agreements” on page F-10.

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. We also believe that each of the contracts among the wholly-owned PRC subsidiary, the consolidated VIE and its shareholders is valid, binding and enforceable in accordance with its terms. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Thus, the PRC governmental authorities may take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If these regulations change or are interpreted differently in the future and our corporate structure and contractual arrangements are deemed by the relevant regulators that have competent authority, to be illegal, either in whole or in part, we may lose control of the consolidated VIE, which conducts our manufacturing operations, holds significant assets and accounts for significant revenue, and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking our business and operating licenses;

●	levying fines on us;

●	confiscating any of our income that they deem to be obtained through illegal operations;

●	shutting down our services;

●	discontinuing or restricting our operations in China;

●	imposing conditions or requirements with which we may not be able to comply;

●	requiring us to change our corporate structure and contractual arrangements;

●	restricting or prohibiting our use of the proceeds from overseas offering to finance the consolidated VIE’s business and operations; and

●	taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations and the market price of our common stock. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of the consolidated VIE or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of such VIE in our consolidated financial statements, which may cause the value of our securities to significantly decline or even become worthless.

We depend upon the VIE Agreements in conducting our business in the PRC, which may not be as effective as equity ownership.

We rely on contractual arrangements with the consolidated VIE and its shareholders, Zhixin Liu, Chairman of the Board, CEO and President of DataSea and Corporate Secretary, and Fu Liu, a Director of DataSea (Fu Liu is the father of Zhixin Liu), to operate our business. The affiliation with Shuhai Beijing is managed through the VIE Agreements, which agreements may not be as effective in providing us with control over Shuhai Beijing as equity ownership. These contractual arrangements may not be as effective as equity ownership in providing us with control over the consolidated VIE. If the consolidated VIE or its shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by the consolidated VIE is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the consolidated VIE, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over the consolidated VIE, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected.

We may not be able to consolidate the financial results of some of the affiliated companies or such consolidation could materially adversely affect our operating results and financial condition.

All of our business is conducted through Shuhai Beijing, which is considered a VIE for accounting purposes, and we are considered the primary beneficiary, thus enabling us to consolidate our financial results in our consolidated financial statements. In the event that in the future a company we hold as a VIE no longer meets the definition of a VIE under applicable accounting rules, or we are deemed not to be the primary beneficiary, we would not be able to consolidate line by line that entity’s financial results in our consolidated financial statements for reporting purposes. Also, if in the future an affiliate company becomes a VIE and we become the primary beneficiary, we would be required to consolidate that entity’s financial results in our consolidated financial statements for accounting purposes. If such entity’s financial results were negative, this would have a corresponding negative impact on our operating results for reporting purposes.

Because we rely on the Operation and Intellectual Property Service Agreement with Shuhai Beijing for our revenue, the termination of this agreement Or be forcibly discharged would severely and detrimentally affect our continuing business viability under our current corporate structure.

We are a holding company and all of our business operations are conducted through the VIE Agreements. As a result, our revenues mainly rely on dividend payments from Tianjin Information after it receives payments from Shuhai Beijing pursuant to the Operation and Intellectual Property Service Agreement. Shuhai Beijing may terminate the Operation and Intellectual Property Service Agreement for any or no reason by Chinese government at all. Because neither we, nor the subsidiaries, own equity interests of Shuhai Beijing, the termination of the Operation and Intellectual Property Service Agreement would sever our ability to continue receiving payments from Shuhai Beijing under our current holding company structure. While we are currently not aware of any event or reason that may cause the Operation and Intellectual Property Service Agreement to terminate, we cannot assure you that such an event or reason will not occur in the future. In the event that the Operation and Intellectual Property Service Agreement is terminated, this would have a severe and detrimental effect on our continuing business viability under our current corporate structure, which, in turn, may affect the value of your investment.

Contractual arrangements entered into by the subsidiary and the PRC operating affiliate may be subject to scrutiny by the PRC tax authorities. Such scrutiny may lead to additional tax liability and fines, which would hinder our ability to achieve or maintain profitability.

Under PRC law, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. If any of the transactions entered into by the subsidiary and the PRC operating affiliate are found not to have been conducted on an arm’s-length basis or to result in an unreasonable reduction in tax under PRC law, the PRC tax authorities have the authority to disallow tax savings, adjust the profits and losses of the respective PRC entities and assess late payment interest and penalties.

We conduct our business through Shuhai Beijing by means of VIE Agreements. If the PRC courts or administrative authorities determine that these contractual arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in such PRC laws and regulations may materially and adversely affect our business.

There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of the contractual arrangements between Tianjin Information and Shuhai Beijing. We have been advised by our PRC counsel, Jingtian & Gongcheng, based on their understanding of the current PRC laws, rules and regulations, that (i) the structure for operating our business in China (including our corporate structure and contractual arrangements with Shuhai Beijing and its shareholders) will not result in any violation of PRC laws or regulations currently in effect; and (ii) the contractual arrangements among Tianjin Information and Shuhai Beijing and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations concerning foreign investment in the PRC, and their application to and effect on the legality, binding effect and enforceability of the contractual arrangements. In particular, we cannot rule out the possibility that PRC regulatory authorities, courts or arbitral tribunals may in the future adopt a different or contrary interpretation or take a view that is inconsistent with the opinion of our PRC legal counsel.

If any of the PRC entities or their ownership structure or the contractual arrangements are determined to be in violation of any existing or future PRC laws, rules or regulations, or any of the PRC entities fail to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses;

●	discontinuing or restricting the operations;

●	imposing conditions or requirements with which the PRC entities may not be able to comply;

●	requiring us and the PRC entities to restructure the relevant ownership structure or operations;

●	restricting or prohibiting our use of the proceeds from our 2018 offering to finance our business and operations in China; or

●	imposing fines. Confiscation of income

The imposition of any of these penalties would severely disrupt our ability to conduct business and have a material adverse effect on our financial condition, results of operations and prospects.

Although the content about VIE structure has been deleted from the PRC Foreign Investment Law implemented since January 1, 2020, the disputes over VIE structure still exists and are left to be settled through legislative authorization. After that, the nature and attributes of VIE structure may still be brought into the supervision category of “foreign investment” in future through other specific laws, administrative regulations and normative documents formulated by the State Council. Moreover, relevant supervision will be strengthened while the pre-establishment national treatment & negative list system would not be excluded for foreign investment, which is expected to cast significant impact upon our operation and management.

The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Ms. Zhixin Liu and Mr. Fu Liu are majority shareholders of DataSea and the shareholders of the VIE, Shuhai Beijing. Ms. Liu is our Chairman, Chief Executive Officer, President and Secretary, while Mr. Liu is one of our directors. They may have potential conflicts of interest with us. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to effectively control the VIE and receive substantially all the economic benefits from it. For example, the shareholders may be able to cause our agreements with Shuhai Beijing to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. We rely on Ms. Liu and Mr. Liu to abide by the laws of the State of Nevada and China, which provide that directors owe a fiduciary duty to the Company that requires them to act in good faith and in what they believe to be the best interests of the Company and not to use their position for personal gains. If we cannot resolve any conflict of interest or dispute between us and the shareholders of Shuhai Beijing, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

If any of the affiliated entities becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy assets held by such entity, which could materially and adversely affect our business, financial condition and results of operations.

We currently conduct our operations in China through contractual arrangements with the affiliated entities. As part of these arrangements, substantially all of our assets that are important to the operation of our business are held by the affiliated entities. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of the affiliated entities undergoes a voluntary or involuntary liquidation proceeding, its equity owner or unrelated third-party creditors may claim rights relating to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenue and the market price of our common stock.

We are a “controlled company” within the meaning of the NASDAQ Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the NASDAQ Stock Market Rules because Mr. Liu and Ms. Liu hold more than 50% of our voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

●	the requirement that our director nominees must be selected or recommended solely by independent directors; and

●	the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

As a result, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NASDAQ Stock Market.

Risks Associated With Doing Business in China

Changes in the policies of the PRC government could have a significant impact upon the business we may be able to conduct in the PRC and the profitability of our business.

The PRC’s economy is in a transition from a planned economy to a market-oriented economy subject to five-year and annual plans adopted by the government that set national economic development goals. Policies of the PRC government can have significant effects on the economic conditions within the PRC. The PRC government has confirmed that economic development will follow the model of a market economy. Under this direction, we believe that the PRC will continue to strengthen its economic and trading relationships with foreign countries and business development in the PRC will follow market forces. While we believe that this trend will continue, there can be no assurance that this will be the case. A change in policies by the PRC government could adversely affect our interests by, among other factors: changes in laws, regulations or the interpretation thereof, confiscatory taxation, restrictions on currency conversion, imports or sources of supplies, or the expropriation or nationalization of private enterprises. Implementation of the negative list system. Although the PRC government has been pursuing economic reform policies for more than two decades, there is no assurance that the government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting the PRC’s political, economic and social environment.

Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business that we may be able to conduct in the PRC and accordingly on the results of our operations and financial condition.

Our business operations may be adversely affected by the current and future political environment in the PRC. The Chinese government exerts substantial influence and control over the manner in which we must conduct our business activities. Our ability to operate in China may be adversely affected by changes in Chinese laws and regulations. Under the current government leadership, the government of the PRC has been pursuing reform policies which have adversely affected China-based operating companies whose securities are listed in the United States, with significant policies changes being made from time to time without notice. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with borrowers in the event of the imposition of statutory liens, death, bankruptcy or criminal proceedings. Only after 1979 did the Chinese government begin to promulgate a comprehensive system of laws that regulate economic affairs in general, deal with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade, as well as encourage foreign investment in China. Although the influence of the law has been increasing, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. Also, because these laws and regulations are relatively new, and because of the limited volume of published cases and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. In addition, there have been constant changes and amendments of laws and regulations over the past 30 years in order to keep up with the rapidly changing society and economy in China. Because government agencies and courts provide interpretations of laws and regulations and decide contractual disputes and issues, their inexperience in adjudicating new business and new polices or regulations in certain less developed areas causes uncertainty and may affect our business. Consequently, we cannot predict the future direction of Chinese legislative activities with respect to either businesses with foreign investment or the effectiveness on enforcement of laws and regulations in China. The uncertainties, including new laws and regulations and changes of existing laws, as well as judicial interpretation by inexperienced officials in the agencies and courts in certain areas, may cause possible problems to foreign investors. Although the PRC government has been pursuing economic reform policies for more than two decades, the PRC government continues to exercise significant control over economic growth in the PRC through the allocation of resources, controlling payments of foreign currency, setting monetary policy and imposing policies that impact particular industries in different ways. We cannot assure you that the PRC government will continue to pursue policies favoring a market oriented economy or that existing policies will not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting political, economic and social life in the PRC.

Draft rules for China-based companies seeking for securities offerings in foreign stock markets was released by the CSRC for public consultation. While such rules have not yet come into effect, the Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our Common Shares to investors and could cause the value of our common stock to significantly decline or become worthless.

The Chinese government may intervene or influence the operation of the VIE and its subsidiaries and exercise significant oversight and discretion over the conduct of their business and may intervene in or influence their operations at any time with little advance notice, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our Common Shares. Further, any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer Securities to investors and cause the value of such securities to significantly decline or be worthless.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to impose filing requirements on China-based companies for their initial public offerings or listings in overseas stock markets and extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly released the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements, etc. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future.

On December 24, 2021, China Securities Regulatory Commission or the CSRC, as defined above, issued the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures”), collectively, the “Draft Rules Regarding Overseas Listings”, which were published for public comments until January 23,2022. According to the Draft Rules Regarding Overseas Listings, among other things, after making initial applications with overseas stock markets for initial public offerings or listings, all China-based companies shall file with the CSRC within three working days. The required filing materials with the CSRC include (without limitation): (i) record-filing reports and related undertakings, (ii) compliance certificates, filing or approval documents from the primary regulators of applicants’ businesses (if applicable), (iii) security assessment opinions issued by related departments (if applicable), (iv) PRC legal opinions, and (v) prospectus. In addition, overseas offerings and listings may be prohibited for such China-based companies when any of the following applies: (1) if the intended securities offerings and listings are specifically prohibited by the laws, regulations or provision of the PRC; (2) if the intended securities offerings and listings may constitute a threat to, or endanger national security as reviewed and determined by competent authorities under the State Council in accordance with laws; (3) if there are material ownership disputes over applicants’ equity interests, major assets, core technologies, or the others; (4) if, in the past three years, applicants’ domestic enterprises, controlling shareholders or de facto controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (5) if, in the past three years, any directors, supervisors, or senior executives of applicants have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (6) other circumstances as prescribed by the State Council. The Draft Administrative Provisions further stipulate that a fine between RMB 1 million and RMB 10 million may be imposed if an applicant fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Draft Rules Regarding Overseas Listings, and in cases of severe violations, a parallel order to suspend relevant businesses or halt operations for rectification may be issued, and relevant business permits or operational license revoked. The Draft Rules Regarding Overseas Listings, if enacted, may subject Datasea, its subsidiaries, the VIE or the VIE’s subsidiaries to additional compliance requirements in the future.

As of the date of this report, the Draft Rules Regarding Overseas Listings have not been promulgated, and we have not been required to obtain permission from the government of China as of U.S. offerings. While the final version of the Draft Rules Regarding Overseas Listings are expected to be adopted in 2022, we believe that anything relating to clearly prohibiting overseas offering and listings would apply to us. In reaching this conclusion, we are relying on an opinion of our PRC counsel. In the event that we become subject to the compliance requirements, we cannot assure you that we will be able to receive clearance of such filing requirements in a timely manner, or at all. Any failure of us or the Subsidiaries to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Common Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our Common Shares to significantly decline in value or become worthless.

The development of COVID-19 and a slowdown or other adverse developments in the PRC economy may harm our customers and the demand for our services and our products.

All of our operations are conducted in the PRC. Although the PRC economy has grown significantly in recent years, there is no assurance that this growth will continue. A slowdown in overall economic growth, an economic downturn, a recession or other adverse economic developments in the PRC could significantly reduce the demand for our products and services.

If relations between the United States and China worsen, investors may be unwilling to hold or buy our stock and our stock price may decrease.

At various times during recent years, the United States and China have had significant disagreements over political and economic issues. Controversies may arise in the future between these two countries that may affect our economic outlook both in the United States and in China. Any political or trade controversies between the United States and China, whether or not directly related to our business, could reduce the price of our common stock.

Future inflation in China may inhibit the profitability of our business in China.

In recent years, the Chinese economy has experienced periods of rapid expansion and high rates of inflation. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our services and products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on profitability. These factors have led to the adoption by Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our services and products.

The fluctuation of the Renminbi may have a material adverse effect on your investment.

The change in value of the Renminbi against the U.S. dollar and other currencies is affected by, various factors, such as changes in China’s political and economic conditions and China’s foreign exchange controls. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under such policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Later on, the People’s Bank of China has decided to further implement the reform of the RMB exchange regime and to enhance the flexibility of RMB exchange rates. Such changes in policy have resulted in a significant appreciation of the Renminbi against the U.S. dollar since 2005. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant adjustment of the Renminbi against the U.S. dollar. Any significant appreciation or revaluation of the Renminbi may have a material adverse effect on the value of, and any dividends payable on, shares of our common stock in foreign currency terms. More specifically, if we decide to convert our Renminbi into U.S. dollars, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. To the extent that we need to convert U.S. dollars we receive from our 2018 offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. In addition, appreciation or depreciation in the exchange rate of the Renminbi to the U.S. dollar could materially and adversely affect the price of shares of our common stock in U.S. dollars without giving effect to any underlying change in our business or results of operations.

Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.

Substantially all of our revenue is denominated in Renminbi. As a result, restrictions on currency exchange may limit our ability to use revenue generated in Renminbi to fund any business activities we may have outside China in the future or to make dividend payments to our shareholders in U.S. dollars. Under current PRC laws and regulations, Renminbi is freely convertible for current account items, such as trade and service-related foreign exchange transactions and dividend distributions. However, Renminbi is not freely convertible for direct investment or loans or investments in securities outside China, unless such use is approved by SAFE. For example, foreign exchange transactions under the subsidiary’s capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval requirement of SAFE. These limitations could affect our ability to convert Renminbi into foreign currency for capital expenditures. And the Chinese government is further strengthening the control of foreign exchange, we will not be able to change the Chinese government’s decision in our own power.

The subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us.

We are a holding company and rely principally on dividends paid by the subsidiary in China for our cash needs, including paying dividends and other cash distributions to our shareholders to the extent we choose to do so, servicing any debt we may incur and paying our operating expenses. Tianjin Information’s income in turn depends on the service fees paid by the affiliated entities in China. Current PRC regulations permit the subsidiary in China to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under the applicable requirements of PRC law, Tianjin Information may only distribute dividends after it has made allowances to fund certain statutory reserves. These reserves are not distributable as cash dividends. In addition, if the subsidiaries or affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any such restrictions may materially affect such entities’ ability to make dividends or make payments, in service fees or otherwise, to us, which may materially and adversely affect our business, financial condition and results of operations.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions in a civil law system may be cited as reference but have limited precedential value. Since 1979, newly introduced PRC laws and regulations have significantly enhanced the protections of interest relating to foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to evolve rapidly, the interpretations of such laws and regulations may not always be consistent, and enforcement of these laws In different administrative areas and regulations involves significant uncertainties, any of which could limit the available legal protections. In addition, the PRC administrative and judicial authorities have significant discretion in interpreting, implementing or enforcing statutory rules and contractual terms, and it may be more difficult to predict the outcome of administrative and judicial proceedings and the level of legal protection we may enjoy in the PRC than under some more developed legal systems. These uncertainties may affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations, and may affect our ability to enforce our contractual or tort rights. In addition, the regulatory uncertainties may be exploited through unmerited legal actions or threats in an attempt to extract payments or benefits from us. Such uncertainties may therefore increase our operating expenses and costs, and materially and adversely affect our business and results of operations.

The PRC’s legal and judicial system Under special circumstances may not adequately protect our business and operations and the rights of foreign investors.

The legal and judicial systems in the PRC are still rudimentary, and enforcement of existing laws is uncertain. As a result, it may be impossible to obtain swift and equitable enforcement of laws that do exist, Different administrative regions have different legal and judicial interpretations or to obtain enforcement of the judgment of one court by a court of another jurisdiction. The PRC’s legal system is based on the civil law regime, that is, it is based on written statutes. A decision by one judge does not set a legal precedent that is required to be followed by judges in other cases. In addition, the interpretation of Chinese laws may be varied to reflect domestic political changes.

The promulgation of new laws, changes to existing laws and the pre-emption of local regulations by national laws may adversely affect foreign investors. There can be no assurance that a change in leadership, social or political disruption, or unforeseen circumstances affecting the PRC’s political, economic or social life, will not affect the PRC government’s ability to continue to support and pursue these reforms. Such a shift could have a material adverse effect on our business and prospects.

Because our principal assets are located outside of the United States and all of our directors and officers reside outside the United States, it may be difficult for you to enforce your rights based on U.S. federal securities laws against us and our officers and directors in the U.S. or to enforce a U.S. court judgment against us or them in the PRC.

Our directors and officers reside outside the United States. In addition, the operating subsidiaries are located in the PRC and substantially all of their assets are located outside of the United States. It may therefore be difficult for investors in the United States to enforce their legal rights against us based on the civil liability provisions of the U.S. federal securities laws against us in the courts of either the U.S. or the PRC and, even if civil judgments are obtained in U.S. courts, it may be difficult to enforce such judgments in PRC courts.

Certain PRC regulations, including the M&A Rules and national security regulations, may require a complicated review and approval process which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules established additional procedures and requirements that could make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, the MOFCOM must be notified in the event a foreign investor takes control of a PRC domestic enterprise. In addition, certain acquisitions of domestic companies by offshore companies that are related to or affiliated with the same entities or individuals of the domestic companies, are subject to approval by the MOFCOM. In addition, the Implementing Rules Concerning Security Review on Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by the MOFCOM in August 2011, require that mergers and acquisitions by foreign investors in “any industry with national security concerns” be subject to national security review by the MOFCOM. In addition, any activities attempting to circumvent such review process, including structuring the transaction through a proxy or contractual control arrangement, are strictly prohibited. There is significant uncertainty regarding the interpretation and implementation of these regulations relating to merger and acquisition activities in China. In addition, complying with these requirements could be time-consuming, and the required notification, review or approval process may materially delay or affect our ability to complete merger and acquisition transactions in China. As a result, our ability to seek growth through acquisitions may be materially and adversely affected. In addition, if the MOFCOM determines that we should have obtained its approval for our entry into contractual arrangements with the affiliated entities, we may be required to file for remedial approvals. There is no assurance that we would be able to obtain such approval from the MOFCOM. We may also be subject to administrative fines or penalties by the MOFCOM that may require us to limit our business operations in the PRC, delay or restrict the conversion and remittance of our funds in foreign currencies into the PRC or take other actions that could have material and adverse effect on our business, financial condition and results of operations.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to the PRC subsidiary and affiliated entities, which could harm our liquidity and our ability to fund and expand our business.

Datasea is a Delaware company conducting substantially all of its operations in China through its PRC subsidiaries, the VIE and its subsidiaries established in China. Datasea may make loans to the PRC subsidiaries and VIE entities subject to the approval from governmental authorities and limitation of amount, or may make additional capital contributions to subsidiaries and VIE entities in China.

Any loans to the subsidiaries or VIE entities in China are subject to foreign investment and are under PRC regulations and foreign exchange loan registrations. For example, loans by us to the wholly foreign-owned subsidiaries or VIE entities in China to finance their activities must be registered with the local counterpart of SAFE. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly use for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises). On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and does not violate with the negative list on foreign investment. However, since the SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice. In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis.

Governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of the PRC subsidiaries to obtain financing.

The PRC government imposes control on the convertibility of the RMB into foreign currencies. Conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to capital account transactions, which principally includes investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of the PRC subsidiaries to make investments overseas or to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us. We cannot assure you that the registration process will not delay or prevent our conversion of Renminbi for use outside of China.

We must remit the offering proceeds to China in a future issuing before they may be used to benefit our business in China, the process of which may be time-consuming, and we cannot assure that we can complete all necessary governmental registration processes in a timely manner.

The proceeds of a future offering may be remitted back to the PRC, and the process for wiring such proceeds back to the PRC may be time-consuming after the closing of a future offering. We may be unable to use these proceeds to grow our business until the PRC subsidiaries receive such proceeds in the PRC. Any transfer of funds by us to the PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in China. Any foreign loans procured by the PRC subsidiaries is required to be registered with China’s State Administration of Foreign Exchange (“SAFE”) or its local branches or satisfy relevant requirements, and the PRC subsidiaries may not procure loans which exceed the difference between their respective total project investment amount and registered capital or 2 times (which may be varied year by year due to the change of PRC’s national macro-control policy) of the net worth of the PRC subsidiary. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to the PRC subsidiaries are subject to the approval of or filing with State Administration for Market Regulation in its local branches, the Ministry of Commerce in its local branches and registration with a local bank authorized by SAFE.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to the PRC subsidiary or with respect to future capital contributions by us to the PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund the PRC operations may be negatively affected, which could materially and adversely affect our liquidity, our ability to fund and expand our business and our securities.

A failure by the beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC law.

SAFE has promulgated regulations, including the Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles (or SAFE Circular No. 37), effective on July 4, 2014, and its appendices, that require PRC residents, including PRC institutions and individuals, to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions or share transfers that we make in the future if our shares are issued to PRC residents. However, in practice, different local SAFE branches may have different views and procedures on the application and implementation of SAFE regulations, and since SAFE Circular No. 37 was relatively new, there remains uncertainty with respect to its implementation. As of the date of this report, all PRC residents known to us that currently hold direct or indirect interests in our company have completed the necessary registrations with SAFE as required by SAFE Circular 37. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with the requirements of SAFE Circular 37. However, we cannot assure you that these individuals or any other direct or indirect shareholders or beneficial owners of our company who are PRC residents will be able to successfully complete the registration or update the registration of their direct and indirect equity interest as required in the future. If they fail to make or update the registration, our shareholders could be subject to fines and legal penalties, and SAFE could restrict our cross-border investment activities and our foreign exchange activities, including restricting the PRC subsidiary’s ability to distribute dividends to, or obtain loans denominated in foreign currencies from, our company, or prevent us from paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

We may be subject to fine due to our insufficient payment of the social insurance and housing fund of the employees.

Pursuant to the Social Insurance Law of the PRC, as amended on December 29, 2018,and the Regulation on the Administration of Housing Accumulation Funds, as amended on March 24, 2019, employers in China shall register with relevant social insurance agency and relevant housing provident fund management center and open special housing provident fund accounts for each of their employees, and pay contributions to the social insurance plan and the housing provident fund for their employees, such contribution amount payable shall be calculated based on the employee’s actual salary in accordance with the relevant regulations. In case the employer failed to make sufficient payment of the social insurance, it may be subject to fine up to 3 times of the insufficient amount and pay late fees. If the employer failed to register with relevant housing provident fund management center or failed to open special housing provident fund accounts for the employees within the ordered time limit, a fine of not less than RMB10,000 nor more than RMB50,000 may be imposed. In addition, if the employer fails to pay sufficient contributions to housing provident fund as required, the housing provident fund management center shall order it to make the payment and deposit within a prescribed time limit; where the payment has not been made after the expiration of the time limit, the housing provident fund management center may request the people’s court for compulsory enforcement. On July 20, 2018, the General Office of the Communist Party of China and the General Office of the State Council jointly issued the Reform Plan on Tax Collection and Administration Systems for Local Offices of the State Administration of Taxation and Local Taxation Bureaus, according to which the collection and administration of social insurance will be transferred from the social insurance departments to competent tax authorities, and the supervision over the payment of social insurance will be significantly strengthened in the way that an enterprise must pay social insurance for its employees based on their overall salary at certain legally required rates. If we are fined due to insufficient payment of the social insurance and housing fund of the employees, our business operations could be materially and adversely affected.

You may face difficulties in protecting your interests and exercising your rights as a stockholder of ours since we conduct substantially all of our operations in China and all of our officers and directors reside in China.

We conduct substantially all of our operations in China through Shuhai Beijing, the consolidated VIE in China. All of our current officers and directors reside outside the United States and substantially all of the assets of those persons are located outside of the United States. Because of this factor, it may be difficult for you to conduct due diligence on our company, our executive officers or directors and attend stockholder meetings if the meetings are held in China. As a result, our public stockholders may have more difficulty in protecting their interests through actions against our management, directors or major stockholders than would stockholders of a corporation doing business entirely or predominantly within the United States.

You may experience difficulties in protecting your rights through the United States courts.

Currently, substantially all of our operations are conducted in China and substantially all of our assets are located in China. All of our officers are nationals or residents of the PRC and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a stockholder to effect service of process within the United States upon these persons, or to enforce judgments against us which are obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

In addition, it may be difficult or impossible for you to effect service of process within the United States upon us our directors and officers in the event that you believe that your rights have been violated under United States securities laws or otherwise. Even if you are successful in effecting service of process and bringing an action of this kind, the laws of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the PRC of judgments obtained in the United States.

Increases in labor costs in the PRC may adversely affect our business and our profitability.

The economy of China has been experiencing significant growth, leading to inflation and increased labor costs. China’s overall economy and the average wage in the PRC are expected to continue to grow. Future increases in China’s inflation and material increases in the cost of labor may materially and adversely affect our profitability and results of operations.

Our auditor is headquartered in the United States, and is subject to inspection by the PCAOB on a regular basis. To the extent that our independent registered public accounting firm’s audit documentation related to their audit reports for our company become located in China, the PCAOB may not be able inspect such audit documentation and, as such, you may be deprived of the benefits of such inspection and our common stock could be delisted from the stock exchange pursuant to the Holding Foreign Companies Accountable Act and Accelerating Holding Foreign Companies Accountable Act.

Our independent registered public accounting firm issued an audit opinion on the financial statements included in this report filed with the SEC and will issue audit reports related to our company in the future. As auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB. However, to the extent that our auditor’s work papers become located in China, such work papers will not be subject to inspection by the PCAOB because the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. On December 2, 2021, the Securities and Exchange Commission adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. We are required by the HFCAA to have an auditor that is subject to the inspection by the PCAOB. Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021, which found that the PCAOB was unable to inspect or investigate completely certain named registered public accounting firms headquartered in mainland China and Hong Kong. Our independent registered public accounting firm is headquartered in the United States and in particular, the State of New York and has been inspected by the PCAOB on a regular basis and as such, it is not affected by or subject to the PCAOB’s Determination Report. To the extent this status changes in the future and our auditor’s audit documentation related to their audit reports for our company becomes outside of the inspection by the PCAOB, our common stock could be delisted from the stock exchange pursuant to the Holding Foreign Companies Accountable Act.

Our securities may be prohibited from trading on a national exchange or over-the-counter in the United States under the Holding Foreign Companies Accountable Act, if the PCAOB determines that it cannot inspect or fully investigate our auditors for three consecutive years beginning in 2021. As a result, an exchange may determine to delist our securities. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if signed into law, would decrease the number of non-inspection years for foreign companies to comply with PCAOB audits from three to two, thus reducing the time period before their securities may be prohibited from trading or delisted.

In light of recent events indicating greater oversight by the CAC over data security, we may be subject to a variety of PRC laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business and our securities.

Since 2021, the Chinese government has strengthened its anti-monopoly supervision, mainly in three aspects: (1) establishing the National Anti-Monopoly Bureau; (2) revising and promulgating anti-monopoly laws and regulations, including: the Anti-Monopoly Law (draft Amendment published on October 23, 2021 for public opinions), the anti-monopoly guidelines for various industries, and the detailed Rules for the Implementation of the Fair Competition Review System; and (3) expanding the anti-monopoly law enforcement targeting Internet companies and large enterprises. As of the date of this report, the Chinese government’s recent statements and regulatory actions related to anti-monopoly concerns have not impacted our ability to conduct business, accept foreign investments, or list on a U.S. or other foreign exchange because neither the Company nor its PRC operating entities engage in monopolistic behaviors that are subject to these statements or regulatory actions.

On November 14, 2021, the Cyberspace Administration of China (“CAC”) released the Regulations on the Network Data Security Management (Draft for Comments), or the Data Security Management Regulations Draft, to solicit public opinion and comments till December 13, 2021, which has not been promulgated as of the date of this report. Pursuant to the Data Security Management Regulations Draft, data processors holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. Data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data. According to the latest amended Cybersecurity Review Measures, which was promulgated on November 16, 2021 and became effective on February 15, 2022, an online platform operator holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad.

As of the date of this report, Datasea, its subsidiaries, the VIE and VIE’s subsidiaries have not received any notice from any authorities requiring the PRC subsidiaries to go through cybersecurity review or network data security review by the CAC. Given that Datasea, its subsidiaries, the VIE and VIE’s subsidiaries do not possess personal data of at least one million individual clients and do not collect data that affects or may affect national security in their business operations as of the date of this report and do not anticipate that they will be collecting over one million users’ personal information or data that affects or may affect national security in the near future. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review and network data security review in the future, which could materially and adversely affect our business, financial conditions, and results of operations.

Compliance with China’s new Data Security Law, Measures on Cybersecurity Review (revised draft for public consultation), Personal Information Protection Law (second draft for consultation), regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect our business.

China has implemented or will implement rules and is considering a number of additional proposals relating to data protection. China’s new Data Security Law promulgated by the Standing Committee of the National People’s Congress of China in June 2021, or the Data Security Law, will take effect in September 2021. The Data Security Law provides that the data processing activities must be conducted based on “data classification and hierarchical protection system” for the purpose of data protection and prohibits entities in China from transferring data stored in China to foreign law enforcement agencies or judicial authorities without prior approval by the Chinese government. As the Data Security Law has not yet come into effect, we may need to make adjustments to our data processing practices to comply with this law.

Additionally, China’s Cyber Security Law, requires companies to take certain organizational, technical and administrative measures and other necessary measures to ensure the security of their networks and data stored on their networks. Specifically, the Cyber Security Law provides that China adopt a multi-level protection scheme (MLPS), under which network operators are required to perform obligations of security protection to ensure that the network is free from interference, disruption or unauthorized access, and prevent network data from being disclosed, stolen or tampered. Under the MLPS, entities operating information systems must have a thorough assessment of the risks and the conditions of their information and network systems to determine the level to which the entity’s information and network systems belong-from the lowest Level 1 to the highest Level 5 pursuant to the Measures for the Graded Protection and the Guidelines for Grading of Classified Protection of Cyber Security. The grading result will determine the set of security protection obligations that entities must comply with. Entities classified as Level 2 or above should report the grade to the relevant government authority for examination and approval.

Recently, the Cyberspace Administration of China has taken action against several Chinese internet companies in connection with their initial public offerings on U.S. securities exchanges, for alleged national security risks and improper collection and use of the personal information of Chinese data subjects. According to the official announcement, the action was initiated based on the National Security Law, the Cyber Security Law and the Measures on Cybersecurity Review, which are aimed at “preventing national data security risks, maintaining national security and safeguarding public interests.” On July 10, 2021, the Cyberspace Administration of China published a revised draft of the Measures on Cybersecurity Review, expanding the cybersecurity review to data processing operators in possession of personal information of over 1 million users if the operators intend to list their securities in a foreign country.

It is unclear at the present time how widespread the cybersecurity review requirement and the enforcement action will be and what effect they will have on the life sciences sector generally and the Company in particular. China’s regulators may impose penalties for non-compliance ranging from fines or suspension of operations, and this could lead to us delisting from the U.S. stock market.

In addition, our securities may be prohibited from trading on a national exchange or over-the-counter in the United States under the Holding Foreign Companies Accountable Act, if the PCAOB determines that it cannot inspect or fully investigate our auditors for three consecutive years beginning in 2021. As a result, an exchange may determine to delist our securities. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if signed into law, would decrease the number of non-inspection years for foreign companies to comply with PCAOB audits from three to two, thus reducing the time period before their securities may be prohibited from trading or delisted.

Also, on August 20, 2021, the National People’s Congress passed the Personal Information Protection Law, which will be implemented on November 1, 2021. The law creates a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in China, and the processing of personal information of persons in China outside of China if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in China. The law also proposes that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold to-be-set by Chinese cyberspace regulators are also required to store in China personal information generated or collected in China, and to pass a security assessment administered by Chinese cyberspace regulators for any export of such personal information. Lastly, the draft contains proposals for significant fines for serious violations of up to RMB 50 million or 5% of annual revenues from the prior year.

Interpretation, application and enforcement of these laws, rules and regulations evolve from time to time and their scope may continually change, through new legislation, amendments to existing legislation and changes in enforcement. Compliance with the Cyber Security Law and the Data Security Law could significantly increase the cost to us of providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, it is possible that our practices, offerings or platform could fail to meet all of the requirements imposed on us by the Cyber Security Law, the Data Security Law and/or related implementing regulations. Any failure on our part to comply with such law or regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in unauthorized access, use or release of personally identifiable information or other data, or the perception or allegation that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing counterparties from contracting with us or result in investigations, fines, suspension or other penalties by Chinese government authorities and private claims or litigation, any of which could materially adversely affect our business, financial condition and results of operations. Even if our practices are not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm our reputation and brand and adversely affect our business, financial condition and results of operations. Moreover, the legal uncertainty created by the Data Security Law and the recent Chinese government actions could materially adversely affect our ability, on favorable terms, to raise capital, including engaging in follow-on offerings of our securities in the U.S. market or the Stock Exchange of Hong Kong.

On November 14, 2021, the Cyberspace Administration of China released the Regulations on the Network Data Security Management (Draft for Comments), or the Data Security Management Regulations Draft, to solicit public opinion and comments till December 13, 2021, which has not been promulgated as of the date of this report. Pursuant to the Data Security Management Regulations Draft, data processors holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. Data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data. According to the latest amended Cybersecurity Review Measures, which was promulgated on November 16, 2021 and became effective on February 15, 2022, an online platform operator holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad.

As of the date of this report, Datasea, its subsidiaries and VIE entities have not received any notice from any authorities requiring the PRC subsidiaries to go through cybersecurity review or network data security review by the CAC. Given that the PRC subsidiaries do not possess personal data of at least one million individual clients and do not collect data that affects or may affect national security in their business operations as of the date of this report and do not anticipate that they will be collecting over one million users’ personal information or data that affects or may affect national security in the near future. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review and network data security review in the future, which could materially and adversely affect our business, financial conditions, and results of operations.

We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely to us, materially disrupt our business.

Internet and technology companies are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of third-party rights. The validity, enforceability and scope of protection of intellectual property in Internet-related industries, particularly in China, are uncertain and still evolving. In addition, many parties are actively developing and seeking protection for Internet-related technologies, including seeking patent protection. There may be patents issued or pending that are held by others that cover significant aspects of our technologies, products, business methods or services. As we face increasing competition and as litigation becomes more common in China in resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement claims.

In particular, if we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, may be ordered to pay damages or fines, and may incur licensing fees or be forced to develop alternatives. We may incur substantial expense in defending against third party infringement claims, regardless of their merit. Successful infringement claims against us may result in substantial monetary liability or may materially disrupt the conduct of our business by restricting or prohibiting our use of the intellectual property in question. Any intellectual property litigation could have a material adverse effect on our business, financial condition or results of operations.

Risks Relating to Our an Investment in Our Common Stock

Our majority stockholders will control our Company for the foreseeable future, including the outcome of matters requiring shareholder approval.

Our officers and directors collectively hold approximately 71.6% beneficial ownership of our Company. Two directors are members of the same family. As a result, such individuals will have the ability, acting together, to control the election of our directors and the outcome of corporate actions requiring shareholder approval, such as: (i) a merger or a sale of our Company, (ii) a sale of all or substantially all of our assets, and (iii) amendments to our articles of incorporation and bylaws. This concentration of voting power and control could have a significant effect in delaying, deferring or preventing an action that might otherwise be beneficial to our other shareholders and be disadvantageous to our shareholders with interests different from those individuals. These individuals also have significant control over our business, policies and affairs as officers and directors of our Company. Therefore, you should not invest in reliance on your ability to have any control over our Company.

An active and visible trading market for our common stock may not develop.

We cannot predict whether an active market for our common stock will develop in the future. In the absence of an active trading market:

●	Investors may have difficulty buying and selling or obtaining market quotations;

●	Market visibility for our common stock may be limited; and

●	A lack of visibility for our common stock may have a depressive effect on the market price for our common stock.

The trading price of our common stock is subject to significant fluctuations in response to variations in quarterly operating results, changes in analysts’ earnings estimates, announcements of innovations by us or our competitors, general conditions in the industry in which we operate and other factors. These fluctuations, as well as general economic and market conditions, may have a material or adverse effect on the market price of our common stock.

The market price for our common stock may be volatile.

The market price for our common stock may be volatile and subject to wide fluctuations due to factors such as:

●	the perception of U.S. investors and regulators of U.S. listed Chinese companies;

●	actual or anticipated fluctuations in our quarterly operating results;

●	changes in financial estimates by securities research analysts;

●	negative publicity, studies or reports;

●	conditions in Chinese and global cybersecurity product markets;

●	our capability to match and compete with technology innovations in the industry;

●	changes in the economic performance or market valuations of other companies in the same industry;

●	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

●	addition or departure of key personnel;

●	fluctuations of exchange rates between RMB and the U.S. dollar; and

●	general economic or political conditions in or impacting China. Development of COVID-19

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock.

Our common stock is thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our common stock is “thinly-traded,” meaning that the number of persons interested in purchasing our common stock at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. Broad or active public trading market for our common stock may not develop or be sustained.

Our common stock may be considered a “penny stock,” and thereby be subject to additional sale and trading regulations that may make it more difficult to sell.

Our common stock may be considered to be a “penny stock” if it does not qualify for one of the exemptions from the definition of “penny stock” under Section 3a51-1 of the Exchange Act, as amended. Our common stock may be a “penny stock” if it meets one or more of the following conditions: (i) the stock trades at a price less than $5.00 per share; (ii) it is NOT traded on a “recognized” national exchange; (iii) it is not quoted on the NASDAQ Capital Market, or even if so, has a price less than $5.00 per share; or (iv) is issued by a company that has been in business less than three years with net tangible assets less than $5 million. The principal result or effect of being designated a “penny stock” is that securities broker-dealers participating in sales of our common stock will be subject to the “penny stock” regulations set forth in Rules 15-2 through 15g-9 promulgated under the Exchange Act. For example, Rule 15g-2 requires broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document at least two business days before effecting any transaction in a penny stock for the investor’s account. Moreover, Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to: (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult and time consuming for holders of our common stock to resell their shares to third parties or to otherwise dispose of them in the market or otherwise.

FINRA sales practice requirements may also limit your ability to buy and sell shares of our common stock, which could depress the price of shares of our common stock.

FINRA rules require broker-dealers to have reasonable grounds for believing that an investment is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced securities will not be suitable for at least some customers. Thus, FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell shares of our common stock, have an adverse effect on the market for shares of our common stock, and thereby depress price of our common stock.

Potential future sales under Rule 144 may depress the market price for our common stock.

In general, under Rule 144, a person who has satisfied a minimum holding period of between six months to one-year, as well as meeting any other applicable requirements of Rule 144, may thereafter sell such shares publicly. Therefore, the possible sale of unregistered shares may, in the future, have a depressive effect on the price of our common stock in the over-the-counter market.

Volatility in our common stock price may subject us to securities litigation.

The market for our common stock may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

We are not likely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future, but will review this policy as circumstances dictate. Should we determine to pay dividends in the future, our ability to do so will depend upon the receipt of dividends or other payments from Shuhai Beijing. Shuhai Beijing may, from time to time, be subject to restrictions on its ability to make distributions to us, including restrictions on the conversion of RMB into U.S. dollars or other hard currency and other regulatory restrictions.